UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

GENERAL FORM OF REGISTRATION OF SECURITIES of small business issuers Under Section 12(b) or (g) of the Securities EXCHANGE Act of 1934

SunnComm, Inc.
(Name of Small Business Issurer in its charter)

Nevada

86-0910524

(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

668 North 44th Street, Suite 220, Phoenix, Arizona 85008; 602-267-7500
(Address and telephone number of
principal executive offices)

Securities to be registered under Section 12(b) of the Act:None.

Securities to be registered under Section 12(g) of the Act: Common Stock, $.001 par value per share.

Table of Contents

PART I
1

DESCRIPTION OF BUSINESS
1

SunnComm History

Description of Business
1

Available Information.
2

Reports to Security Holders
2

Competition and the Market
2

The Problem
2

Encryption Technology History
3

Type of Competition and Representative Competitors
4

What Makes Our Product Valuable?
5

Customers
5

Employees; Labor Relations
5

Use of Trademarks and Tradenames
6

Effect of Existing or Probable Governmental Regulations
6

Research and Development
6

Management's Discussion and Analysis or Plan of Operation
6

Plan of Operation
6

Management's Discussion and Analysis of Financial Condition and Results of Operations
7

Description of Property
8

Security Ownership of Certain Beneficial Owners and Management
9

Directors and Executive Officers
10

Executive Compensation
12

Option Grants in Last Fiscal Year
12

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
12

Compensation of Directors
12

Employment Agreement with Peter Jacobs
13

Employment Agreement with John Aquilino
13

Certain Relationships and Related Transactions
13

Assignment Agreement
13

Assignment and Assumption Agreement
14

Consulting Agreement
14

Description of Securities
14

PART II
15

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
15

Legal Proceedings
16

Recent Sales of Unregistered Securities
16

Indemnification of Directors and Officers
17

PART F/S: FINANCIAL STATEMENTS
17

Independent Auditors' Report
17

Consolidated Balance Sheet
18

Consolidated Statement of Operations
19

Consolidated Statement of Stockholders' Equity
20

Statement of Cash Flows
21

Notes to Consolidated Financial Statements
22

Note 1-Background and Significant Accounting Policies
22

Note 2-Binding Letter of Intent
24

Note 3-Convertible Debentures
25

Note 4-Proposed Registration Statement
25

Note 5-Related Parties
26

Note 6-Operating Lease
26

Note 7-Officer Compensation Agreements
26

Note 8-Common Stock
27

Note 9-Income Taxes
27

Note 10-Commitments
27

Note 11-Contingencies
28

Note 12-Subsequent Events
29

PART III: INDEX TO EXHIBITS
29

Signature
29

PART I

DESCRIPTION OF BUSINESS (1)

SunnComm History Compliance Signage, Inc. ("Compliance"), was incorporated in Oregon on August 9, 1993. On April 4, 1996, Compliance changed its name to Ti-Mail, Inc., and increased the number of authorized shares of common stock to 50,000,000.

On November 13, 1998, Desert Winds Entertainment Corporation, a Nevada corporation ("Desert Winds" or the "Company"), was formed in Nevada and subsequently merged with Ti-Mail on December 10, 1998. On December 10, 1998, Desert Winds entered into a "Plan and Agreement of Reorganization" with the Whitney Corporation whereby all 6,500,000 issued and outstanding shares of Whitney common stock were acquired by Desert Winds in exchange for an equal number of shares of its common stock, making Whitney a wholly-owned subsidiary of Desert Winds. Mr. Michael Paloma, who became Chairman, Chief Executive Officer, and President, assumed the primary management of Desert Winds at that time.

From December 10, 1998, to April 20, 1999, the mailing and shipping product business of Ti-Mail and the entertainment production business of Whitney each continued to be operated independently. On April 20, 1999, Desert Winds divested itself of all assets and liabilities related to the business and operations of Ti-Mail and agreed to sell all of the assets of Ti-Mail to certain employees in exchange for their assumption of Ti-Mail's liabilities. As a result of this transaction, Desert Winds was no longer involved in the manufacture and sale of packaging products for mailing and shipping.

Peter Jacobs and Michael Paloma formed Desert Entertainment, Inc. ("DEI"), in Arizona on June 15, 2000, with Desert Winds acquiring 49%. On June 15, 2000, Desert Winds entered into an Assignment and Assumption Agreement with DEI and Michael Paloma, pursuant to which Desert Winds transferred certain assets to DEI and DEI assumed, and Michael Paloma guaranteed, certain liabilities related to those assets. On June 19, 2000, Desert Winds sold all of the outstanding capital stock of DEI owned by Desert Winds to Michael Paloma in exchange for the forfeiture of the right to receive Five Hundred Thousand (500,000) shares of common stock of Desert Winds. As a result of these transactions, Desert Winds divested itself of all assets and liabilities related to the business of developing, producing and marketing full-scale films, television shows and live casino and theatre shows.

Current management incorporated MicroSpectacular, Inc., on May 10, 2000, in Nevada. MicroSpectacular is the owner of multiple patents (pending) to a proprietary technology that allows the music industry to copy-protect its digital audio products. Desert Winds acquired all of the outstanding capital stock of MicroSpectacular on July 1, 2000, and changed the name of Desert Winds to "SunnComm, Inc." on July 6, 2000.

The Company now intends to become a leading provider of proprietary patented encryption technology for digital products worldwide.

Description of Business.

The Company intends to develop, test and distribute software that inhibits illegal duplication of licensed digital music recordings through encryption and copy protection. The growth of Internet-transmitted digital music has raised enormous concern from record companies, artists, and producers over the unauthorized distribution and resulting lost revenues from this distribution of prerecorded digital product. The Company intends to eliminate the copy-capability of such digitally recorded music and programming. The Company's encryption process will also allow record companies to copy-protect their manufactured CDs and DVDs, thus insuring that music offered through these mediums will be not be pirated.

The Company has acquired proprietary, patent-applied-for encryption and copy-protection technology known as the "Copy Protection System and Method" and more particularly described in a patent application filed with the U.S. Patent and Trademark Office as docket #35624-A14, to be marketed as the "SUN-X Sentinel," interim serial number 60207201. The Sentinel's encryption features are not resolvable using any single solution, greatly reducing the probability of loss to illegal decryption agents. The Company will charge a royalty to recording companies to use the software.

Presently, the Sentinel will protect compact discs from unauthorized duplication. Management is seeking to develop software applications for digital video (DVD). Finally, the last stage of development will protect digital data (i.e. software programs which come on compact discs). Later, the Company will modify the technology to protect data as it is transmitted on the Internet. The Company's contractor has completed development of the encryption technology and primary programming is in place. The first stage prototype is complete.

Available Information.

The public may read and copy any materials the Company files with the Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800- SEC-0330. If the Company elects to file electronically, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is <http://www.sec.gov>. The Company's Internet address is <http://www.sunncomm.com>. Information contained on the Company's website is not part of this Form 10-SB or any other securities disclosure.

Reports to Security Holders.

The SEC's proxy rules and regulations require the Company to send an annual report to security holders, which the Company will issue in accordance with those rules.

Competition and the Market

The Problem

Music publishing is the business of acquiring and developing rights in musical compositions.
Copyright conveys to writers the exclusive legal right to be compensated for the use of their songs.
Generally, the right to receive copyright royalties extends for the life of the writer plus between 50 and
70 years following their death, depending on jurisdiction. Income generated by the use of a song is split between the writer and publisher, with the publisher in most instances responsible for collecting income on behalf of the writers and for distributing their share

Music publishers earn their revenue from licensing the right to use their songs, a right they have to the exclusion of the whole world. Every time a song is used or performed, the owner of the copyright must grant permission, a license must be issued and a payment must be made. The more a song gets performed or used the more income is generated for the publisher and songwriter. Digital technology brings music to a wider public, affords niche artists access to their audiences, makes music widely available, and distributes old, new and unusual music at affordable prices. Unfortunately, the Internet also gives music pirates an enhanced distribution channel.

"Piracy" generally refers to the illegal duplication and distribution of video and sound recordings, and includes four specific forms:

1. Pirate recordings are the unauthorized duplication of only the sound of legitimate recordings, as opposed to all the packaging, i.e., the original art, label, title, sequencing, combination of titles, etc.

2. Counterfeit recordings are unauthorized recordings of the prerecorded sound as well as the unauthorized duplication of original artwork, label, trademark and packaging.

3. Bootleg recordings (or underground recordings) are the unauthorized recordings of a live concert or a musical broadcast on radio or television.

4. Online piracy is the unauthorized uploading of a copyrighted sound recording and making it available to the public, or downloading a sound recording from an Internet site, even if the recording is not resold. Online piracy may now also include certain uses of "streaming" technologies from the Internet.

Internet music archive sites (using multiple formats, such as .wav files, or MP3 files) provide sound recordings online to anyone with a personal computer. Music can be downloaded and played indefinitely, without authorization of or compensation to the artists. Other music pirates use the Internet to peddle illegal CDs. Because of the nature of the theft, the damage is difficult to calculate.

Encryption Technology History

Modern encryption is achieved with algorithms that use a "key" to encrypt and decrypt messages by turning text or other data into digital gibberish and then by restoring it to its original form. The longer the "key," the more computing required to crack the code. To decipher an encrypted message by brute force, one would need to try every possible key. Computer keys are made of "bits" of information, binary units of information that can have the value of zero or one. An eight-bit key has 256 (two to the eighth power) possible values. A 56-bit key creates 72 quadrillion possible combinations. If the key is 128 bits long, or the equivalent of a 16-character message on a personal computer, a brute-force attack would be 4.7 sextillion (4,700,000,000,000,000,000,000) times more difficult than cracking a 56-bit key. Given the current power of computers, a 56-bit key is considered penetrable; a 128-bit key is not - at least not without an enormous amount of effort.

Before 1986, the government and large companies were the only real users of encryption technology. In 1986, "Pretty Good Privacy" was introduced, a 128-bit public key encryption program. PGP is now available both in commercial and freeware products and is one of the most widely used encryption programs on the Internet. Encryption vendors are beginning to adopt elliptic curve
cryptography (ECC), which uses complex mathematical functions to scramble data. ECC offers security more difficult to penetrate in a smaller key length, and is generally regarded as being faster and requiring less processing power. The ECC technology is available free of charge.

Currently, the National Institute of Science and Technology is working with industry and the cryptographic community to develop an Advanced Encryption Standard (AES). The overall goal is to develop a Federal Information Processing Standard (FIPS) that specifies an encryption algorithm capable of protecting sensitive government information. The algorithm is expected to be used by the U.S. Government and, on a voluntary basis, by the private sector.

Type of Competition and Representative Competitors

The Internet security software industry is characterized by rapid technological change, frequent innovations, and evolving operating platforms. To remain competitive, the Company must plan to regularly enhance the functionality of the Company's software and introduce new programs while simultaneously reducing the Company's research and development costs. Even if the Company is successful at introducing new software and reducing costs, alternative technologies may develop, which, if they achieve widespread market acceptance, could supplant the Company's technology and make the Company's software obsolete. The Company's failure to respond to any of these market pressures would adversely affect the Company's business, results of operations and financial condition.

There are a number of companies that are more established, benefit from greater market recognition, and have substantially greater financial, development, manufacturing and marketing resources than the Company. The Company's ability to compete successfully in the rapidly evolving area of Internet security depends on factors both within and outside the Company's control, including:

  performance and price;
  features and functionality;
  adaptability of products to specific applications;
  support of product differentiation by the Company's customers;
  length of development cycle;
  support for new communications standards and protocols; and
   technical service and support.

The Company's failure to compete successfully as to any of these or other factors could materially and adversely affect the Company's business, financial condition, and results of operations.

Security measures either (i) mark copied material as authentic, i.e., digital watermarking; (ii) modify the content available by reducing the quality of the music or attaching advertising material to tracks; or (iii) prevent altogether the unauthorized duplication of copy-written material. The Company's
SUN-X Sentinel software adopts this latter strategy of barring duplication. Other means of barring duplication include: systems using on-line "musical" currency and other micropayment systems, long key encryption, public key cryptography systems (e.g., Motorola's CipherNET® or the prospective public domain Advanced Encryption Standard), hardware-based protection (chips, computers, peripherals, secure containers), portable flash memory devices, and compression codices. In management's judgement, all of these technologies are inferior to the Company's SUN-X Sentinel. They are either too cumbersome, too expensive, require additional hardware, or significantly degrade the music quality.

The best known competitor of the Company is InterTrust, based in Santa Clara, California, which developed software to help control distribution of digital content and protect copyrights. InterTrust's so-called DigiBox technology uses certain technologies to prevent digital information from being copied while encapsulating it with strict rules for its use, e.g., only one copy of the protected content may be made.

While not a direct competitor, the Secure Digital Music Initiative (SDMI) is a forum of more than 180 companies and organizations whose goal is to develop a voluntary, open framework for playing, storing, and distributing digital music in a protected form. Member companies develop security measures in a wide array of technological solutions.

What Makes Our Product Valuable?

The SUN-X Sentinel provides security qualitatively different from other technologies. A shrink-wrapped CD purchased off-the-shelf that was manufactured embedding the Company's technology cannot be digitally copied more often than the original license specifies. Using the Sentinel involves no degradation in quality. Further, the technology is not format-specific (as are some MP3-only security technologies). Content providers are free to use any of the current or later developed digital formats to distribute their product. If the vendor so desires, the digital product that the consumer receives will meet the music industry's audio standards, capable of being recorded on a CD writer at 16-bit/44.1k bandwidth. No additional hardware or modification to existing hardware is required. With respect to the level of security, the Sentinel uses an encryption key in excess of 500 bits. Even if the key in a particular download is compromised, that key is only effective with respect to that download, i.e., the algorithm has no single solution. In other words, even if a programmer reengineers the technology, he or she cannot formulate a universal solution set; he or she cannot use or publish solutions to avoid the security features.

Customers

As a development stage corporation, the Company has not yet actively marketed its products. Accordingly, it has no customers. However, as explained above, the digital entertainment content producers are the target market.

Employees; Labor Relations

The Company anticipates the establishment of a technical and support department that it expects will grow to five employees. The establishment of the sales and marketing departments will initially employ three persons. General and administrative operations are expected to employ approximately 10 in-house personnel. The Company employs seven and expects to employ 15 people within 12 months, and currently has three people who are contractors.

Use of Trademarks and Tradenames

All trademarks and tradenames referred to in this Form 10-SB are the property of their respective owners.

The Company expects to rely on a combination of copyright, trademark, patent and trade secret laws, and restrictions on disclosure to protect the Company's intellectual property rights. Although the Company attempts to protect the Company's intellectual property rights, the Company may be unable to prevent the misappropriation of the Company's intellectual property, particularly in foreign countries where the laws may not protect the Company's proprietary rights as fully as in the United States.

In addition, other persons or companies may allege that the Company's products infringe upon their proprietary rights. Any asserting that the Company's products infringe upon their proprietary rights would force the Company to defend itself or the Company's customers, manufacturers or suppliers against alleged infringement of intellectual property rights. The Company could incur substantial costs to prosecute or defend this litigation. If the Company were found to have infringed upon another person's proprietary rights and were unable to develop non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, the Company could be forced to stop using the infringed technology and the Company's business, results of operations and financial condition would be materially adversely affected.

Effect of Existing or Probable Governmental Regulations

The Federal government's protection of the Company's technology provided by the patent and copyright laws preserves much of the net present value in the Company. If the Federal government changes the effect or import of the current intellectual property regime, in response to Internet developments or otherwise, the Company could be materially adversely affected.

Research and Development

While the Company intends to market a product for which extensive research and development costs have been expended, those costs have been borne by the developers with whom the Company has contracted, and only future costs will be borne directly by investors in the Company.

Management's Discussion and Analysis or Plan of Operation

(2) Plan of Operation.

The Company's plan of operation for the next twelve months and summary of product research and development is as set forth above in DESCRIPTION OF BUSINESS. The Company anticipates being able to satisfy its cash requirements for the next two quarters, but will have to raise additional funds in the next twelve months to meet its plans. The Company does not anticipate the purchase or sale of plant and significant equipment and does not anticipate any significant changes in the number of employees.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

As discussed above, on December 10, 1998, Ti-Mail, Inc., a pink sheet listed Oregon corporation, merged with and into the Company. Ti-Mail then operated as a division of the Company. At the same time, the Company acquired The Whitney Corporation ("Whitney") through the issuance of 6.5 million additional shares (Whitney was formed in October, 1998 and acquired its assets from a company called Desert Winds, an Arizona corporation, in 1998).

A CPA practitioner, Ronald Konkle, issued audited financial statements of Ti-Mail in April 1999. His unqualified report covered the year ended December 31, 1998. The opinion in that report excluded the audited financial statements of Whitney for 1998. In addition, although Whitney was a wholly owned subsidiary, its operations were portrayed as that of a division in the audit report.

Management believes that Mr. Konkle based his report on the bookkeeping records provided by Daly Bookkeeping Service in California. In September 1999, the Company replaced this service with an internal bookkeeper. About that time, the books and records that the outside service relied upon were lost and the Company has been unable to locate the now-defunct California bookkeeping service. Consequently, the Company has no books or records of its financial activities before July 1999.

Accordingly, present management can present no financial information for the Company before July 1999, except for the financial statements included in the audit report of Mr. Konkle, as mentioned above. Mr. Konkle will not give his consent to include his audit report in this Form 10-SB. Moreover, current management can provide no assurance that the information included in Mr. Konkle's report is accurate, and consequently has not included it in this filing.

Current management is unfamiliar with the stock ledgers maintained by the Company before March 20, 2000, when it retained the current transfer agent. To management's knowledge, no records exist that reflect the authorization and sale of securities for the three-year period ended March 20, 2000. Existing stock ledgers appear incomplete and no subscription agreements or other documentation exist reflecting which exemption from federal and state registration, if any, the Company relied upon for the sale of its securities. Therefore, existing shareholders may have rights of rescission for the sale of securities on or before March 20, 2000, subject to the applicable statute of limitations. Current management has insufficient information to determine whether rights of rescission exist. Accordingly, if rescission rights do exist and are later exercised, the Company may be unable to pay all those who seek to rescind their original purchases and consequently may become insolvent.

Current management has maintained adequate financial records of the Company since being appointed. Although available, the financial records kept from July 1999, through April 2000, appear incomplete. Moreover, neither those in control of the management and operation of the Company nor any other party has sufficient information to reconstruct the missing financial information.

The Company believes that the previous operating history of the Company is not meaningful to a fair presentation, given the current change in management, the disposition of the aforementioned businesses, and the Company's present development stage activities. Current management believes that the transactions relating to its current development stage provide the only relevant information to be included in the proposed filing.

Because of these accounting challenges, management cannot confirm that SunnComm has had revenues from operations in each of the last two fiscal years. For the purposes of this filing, SunnComm has been treated as a new development-stage technology company, not a seven year old movie and music production company (except with respect to historic liabilities, e.g., litigation). The Company is now particularly focused on the current and future digital security needs of the entertainment industry.

Because the Company expects no continuing income from past operations, cash flow is being managed as if the Company was a development stage company. Management is not aware of any trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, other than an unfavorable settlement or resolution of the existing litigation and SEC investigation discussed in Part II, below, or the exercise of rescission rights. The Company has no significant internal sources of liquidity. External sources of liquidity include the sale of securities and the issuance of debentures. See "Recent Sales of Unregistered Securities," below.

The Company has no material commitments for capital expenditures, and Management knows of no trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations, except for the introduction and marketing of the Sentinel software. The only significant elements of income or loss arising from the Company's continuing operations are the costs associated with the development of the Sentinel software, administrative costs, and costs associated with securities offerings. Finally, Management is not aware of any seasonal aspects that had or may have a material effect on the Company's financial condition or results of operation.

From March 20, 2000, the Company has raised a total of approximately $514,333. The Company is presently seeking additional working capital and currently expects to use the proceeds of financing activities to complete the research and development, beta testing, and rollout of the Company's encryption products, both nationally and internationally.

Description of Property (3)

The Company currently owns no real property and does not invest in real property. The Company's principal place of business is leased pursuant to a long-term, non-cancelable seventy-two (72) month operating lease for office space in Phoenix, Arizona, commencing July 1, 2000. Future minimum lease rentals aggregate $615,019 through June 30, 2006. The lease provides for one five-year lease renewal at market rates. The following is a summary of the minimum lease rentals payable for each of the next five (5) fiscal years ending June 30:

2001 $54,538
2002 $101,860
2003 $106,953
2004 $112,046
2005 $117,390
2006 $122,232
For a total of $615,019


Security Ownership of Certain Beneficial Owners and Management(4)

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of August 16, 2000, by:

  all Directors;
  each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock;
  each executive officer named in the Summary Compensation Table below; and
  all Directors and executive officers as a group. The number of shares beneficially owned by each Director or executive officer is determined under the SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power. In addition, beneficial ownership includes any shares that the individual has the right to acquire within sixty (60) days of June 30, 2000, through the exercise of any stock option or other right. Unless otherwise indicated, each person listed below has sole investment and voting power (or shares such powers with his or her spouse). In certain instances, the number of shares listed includes, in addition to shares owned directly, shares held by the spouse or children of the person, or by a trust or estate of which the person is a trustee or an executor or in which the person may have a beneficial interest.

Number of Shares of Common Stock Beneficially Owned

Name and Address of Beneficial
Owner
Shares
Vested
Options
Total
Percent

 Peter H. Jacobs
 4850 Gastman Way
Fair Oaks, CA 95628

0

2,000,000

2,000,000

5.74%

 John D. Aquilino 10718 E. Panterra
Mesa, AZ 85212

0

0

0

0%

Stephen F. Burg 3257 Winged Foot Drive
Fairfield, CA 94533

0

0

0

0%

Michael Paloma
1155 South Power Road Mesa, AZ 85206

1,916,000

0

1,916,000

5.50%

Planet 10 Partners, Inc.(1) 4850
Gastman Way
Fair Oaks, CA 95628

1,770,000

0

1,770,000

5.08%

Wittkow Corporation (2) c/o Manuel
Espinoza Batista
 Via España Street
 International Business Center
 4th Floor
Republic of Panama

5,400,000

0

5,400,000

15.49%

Legacy International Ventures, Inc. (3) c/o Manuel Espinoza Batista
Via España Street International Business Center 4th Floor Republic of Panama

1,800,000

0

1,800,000

5.16%

Great Tobago, Inc. (4) c/o Manuel Espinoza Batist
a
 Via España Street
 International Business Center
 4th Floor
Republic of Panama

3,000,000

0

3,000,000

8.61%

All Directors and Executive Officers as
a group

11,970,000

2,000,000

13,970,000

40.08%

(1) 40% controlled by Mr. Jacobs, 30% by Mr. Aquilino, and 30% by Mr. Burg.
(2) 100% controlled by Mr. Jacobs.
(3) 100%
controlled by Mr. Burg.
(4) 100% controlled by Mr. Aquilino.

Directors and Executive Officers (5)

Name
Age
Position
Term of office; periods of service
Other Directorships
held in reporting
companies

Peter H. Jacobs
52
Director, President
and Chief Executive
Officer
As an officer, Mr. Jacobs has entered an
Employment Agreement for 5 years, beginning
June 1, 2000.  As a director, began service on
February 13, 2000, and will continue until the
next annual shareholder meeting.

John D. Aquilino
34
Director, Executive
Vice President
As an officer, Mr. Aquilino has entered an
Employment Agreement for 2 years, beginning
June 1, 2000.  As a director, began service on
June 9, 2000, and will continue until the next
annual shareholder meeting.


Stephen F. Burg
62
Director, Corporate
Secretary and
Treasurer
As a director, began service on June 9, 2000,
and will continue until the next annual
shareholder meeting.
Xechem
Pharmaceuticals
(ZKEM); Wolfstone
Corporation
(WSCO)

Peter H. Jacobs, age 52, is a Director and is the President, Chief Executive Officer, and Treasurer of the Company. After serving in the Army, Mr. Jacobs studied math and political science at the University of Oregon. Mr. Jacobs has over 12 years of experience, from 1986 to September 1998, as the President of a nationwide public telecommunications company, FoneAmerica. There he was responsible for the conception, development, and "roll-out" of important telecommunications products, including the introduction of the prepaid calling card in the United States and the successful "roll-out" of thousands of advanced vending machines nationwide in an extremely short period of time. From 1998 to February, 2000, he became the principle consultant to, and significant shareholder in, Sunrise Communications, LLC, an Oregon limited liability corporation. Mr. Jacobs has owned and managed several high technology firms, including StellarVision International, which pioneered pay-per-view movies in hotels without the need of set-top converters. In February, 2000, he joined SunnComm. He has owned and marketed low power television stations in San Diego, among other cities. Mr. Jacobs has authored and published a book on satellite television for non-technical readers, entitled "Everything You Wanted to Know About Satellite Television," and earlier spent several years producing live concerts in his own production company. He resides in Fair Oaks, California.

John Aquilino, age 34, is a Director and the Executive Vice President of Technology and Entertainment. He has spent 10 years performing in major venues throughout the U.S. and abroad with his musical group, ICON, and subsequently was involved in the business of the music industry, A&R (artist and repertoire), and production. Mr. Aquilino's previous experience includes artist production and development for Capital Records, EMI Records, Atlantic Records and Mega Force Records, in his capacity as President of Scorpio Entertainment, an Arizona sole proprietorship, from 1990 to January 2000. In addition, Mr. Aquilino has worked with such artists as Frank Sinatra, Gladys Knight, Stevie Wonder, Billy Squire, and Quiet Riot, among others. He resides in Mesa, Arizona.

Stephen F. Burg, age 62, is a Director and is the Secretary of the Company. He holds a Bachelor's degree in business from Boston University. After 20 years of senior management within a public corporate environment (Evans Products Company NYSE), he formed S.B. Corporate Consulting, Inc., in 1986. Mr. Burg's company offers corporate growth strategies for public and private companies, and provides services to clients in restructuring an operating base; guidance in how to prepare for raising of equity financing through public investment; and assisting in identifying and acquiring additional assets or other companies or products. Among the clients SB Corporate Consulting, Inc., has represented are Xechem International, Inc. (ZKEM), a development stage biopharmaceutical company that is traded on the OTC-BB as ZKEM, based in New Brunswick, NJ (Mr. Burg is an active board member for the past 5 years). At Wolfstone Corporation (WSCO), Mr. Burg assisted in corporate development, and now serves on the board of directors. He resides in Fairfield, California.

The Company does not have a Chief Financial Officer; however, Ms. Lynn Marzonie, age 37, is the Company's Controller. She has an Associates degree in legal secretarial studies, and a paralegal certificate. Before joining Desert Winds in August of 1999, Ms. Marzonie worked for Mr. Clint W. Smith, Esq., as a bankruptcy paralegal for 13 years.

Executive Compensation (6)

The following table sets forth certain compensation paid or accrued by the Company to certain employees.

 Name and Principal
Position

Year
Annual
Salary ($)
Bonus ($)
Other Annual
Compensation
($)
Restricted
Stock
Award(s) ($)
Options (#)
 LTIP
Payout
($)
 All Other
Compensation
($)

Peter H. Jacobs, CEO
2000
125,000

2,000,000

Option Grants in Last Fiscal Year

Individual Grants

 Number of Securities
Underlying Options/
SARs Granted
 Percent of Total
Options/SARs Granted
to Employees in Fiscal
Exercise or Base Price
Expiration

Name (a)
(1) (b)
Year (c)
($/Sh) (d)
Date (e)

Peter H. Jacobs
2,000,000 (1)
100%
$0.20
June 1, 2005

(1) Mr. Jacobs received these securities pursuant to the terms of his Employment Agreement (see Exhibit 10.01).

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name
Shares Acquired on
Exercise (#)
Value Realized ($)
Number of Unexercised
Options at

 Fiscal Year End
Exercisable/ Unexercisable
Value of Unexercised In-the-Money Options

 at Fiscal Quarter Ended June 30,
2000 Exercisable/ Unexercisable

None

Compensation of Directors

Each Director holds office until the next annual meeting of shareholders, or until their successors are elected and qualified, whichever is later. Outside Directors are compensated for expenses incurred in the performance of the Company's business at the rate of $1,000 per month.

Employment Agreement with Peter Jacobs
The Company's employment agreement with Peter H. Jacobs requires him to act as its Chief Executive Officer and President from June 1, 2000, and continuing for a period of five (5) years, unless automatically renewed or earlier terminated. His initial annual base salary is $125,000, subject to annual upward-only adjustment, and includes the grant of an incentive bonus and stock options. Pursuant to this agreement, he has received options to acquire up to 2 million shares of the common stock of the Company at a price of $0.20 each, exercisable until the end of the term of the employment agreement. Other benefits include health, medical and life insurance, living accommodations for a period of one year, weekly travel expenses between Sacramento and Phoenix, an automobile, ordinary and necessary business expenses, a retirement or pension plan, if and when implemented by the company, and 12 days paid vacation during the first year under the Company's vacation policy. (7) The Company may end Jacobs' employment for "cause," in which case any unexercised stock options shall automatically expire and his salary shall terminate. The Company may also terminate Jacobs' employment at any time, without cause, as in the case of a change of control of the Company, in which case the Company shall pay a separation bonus payment in an amount equal to 2.99 times his annual base salary at the time of termination and his salary shall continue to be due until the end of the term of the agreement. If, at the end of the initial term, Jacob's employment is not renewed, he shall be entitled to receive a separation bonus in an amount equal to 2.99 times his annual base salary at the time of such termination. Jacobs has entered into a covenant not to compete with the Company, which is coterminous with the Employment Agreement. All of Jacobs' inventions or creations conceived while the Company employs Jacobs will belong to the Company.

Employment Agreement with John Aquilino

The Company's employment agreement with John Aquilino requires him to act as its Executive Vice President of Technology and Entertainment from June 1, 2000, and continuing for a period of two (2) years, unless automatically renewed or earlier terminated. His initial annual base salary is $75,000, subject to annual upward-only adjustment, complimented by an incentive bonus and stock options. Other benefits include health, medical and life insurance, business-related travel expenses, ordinary and necessary business expenses, a retirement or pension plan, and 12 days paid vacation during the first year under the Company's vacation policy. (8) The Company may end Aquilino's employment only for cause, in which case his salary shall terminate. Aquilino has entered into a covenant not to compete with the Company, which is coterminous with the Employment Agreement. All of Mr. Aquilino's inventions or creations conceived while the Company employs Aquilino will belong to the Company.

Certain Relationships and Related Transactions
 (9)

Assignment Agreement

As of May 23, 2000, SunnComm, Inc., entered into an Assignment Agreement with Equity Earnings Corp., d.b.a. Designer Products, an Arizona corporation ("DP"), whereby SunnComm acquired from DP all right, title and interest in an invention referred to as the "Data Copy Protection System and Method, docket # 35624-A14," for which a patent application was filed. This agreement provides that DP will incur costs related to the development of the prototype, as well as all costs for obtaining a
patent; however, SunnComm will pay for beta testing and marketing. SunnComm agreed to transfer into an escrow account six million shares of SunnComm stock. When the prototype was completed, SunnComm released from escrow two million shares. The shares will be registered on the next registration of SunnComm stock. After beta testing, an additional two million shares will be released. Upon product rollout, the final two million shares will be released. Patent royalties will be shared equally by SunnComm and DP. Mr. Aquilino, an officer and director of the Company, owns 50% of DP. A disinterested majority of the board approved the consideration as fair to the Company. See Exhibit 10.03 for a copy of the Assignment Agreement.

Assignment and Assumption Agreement

On June 14, 2000, Desert Winds entered into an Assignment and Assumption Agreement with Desert Entertainment, Inc. an Arizona corporation ("DEI"), and Michael Paloma pursuant to which Desert Winds transferred certain assets to DEI and
DEI assumed, and Michael Paloma guaranteed, certain liabilities related to those assets. On June 19, 2000, Desert Winds sold all of the outstanding capital stock of DEI owned by Desert Winds to Michael Paloma in exchange for Five Hundred Thousand (500,000) shares of common stock of Desert Winds. Mr. Paloma is a former officer and director of the Company. The board approved the consideration as fair to the Company. See Exhibit 10.06 for a copy of the Assignment and Assumption Agreement.

Consulting Agreement

On March 17, 2000, Desert Winds entered into a Consulting Agreement with S.B. Corporate Consulting, Inc., a Nevada corporation ("SB"), wholly owned by Mr. Stephen Burg, a director of the Company, pursuant to which SB agreed to provide corporate counseling services in exchange for $2,000 per week for the duration of the consulting relationship. Additionally, SB received a $30,000 bonus for services provided through June 30, 2000. A disinterested majority of the board approved the consideration as fair to the Company. See Exhibit 10.05 for a copy of the Consulting Agreement.

Description of Securities (10)

The authorized capital stock of the Company consists of fifty million Common Shares, par value $0.001, 30,806,781 of which were outstanding as of June 30, 2000, and held of record by approximately 155 shareholders. The following summary of certain provisions of the common shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation and Bylaws, each of which is included as an exhibit to this Registration Statement, as well as by the provisions of applicable law.

The Company's Restated Articles of Incorporation authorize the issuance of up to fifty million common shares. Holders of Common Shares are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, after payment of all debts and other liabilities of the Company, the holders of Common Shares are thereafter entitled to receive ratably the remaining net assets of the Company.

Holders of Common Shares have no preemptive subscription, redemption or conversion rights. The Common Shares are, when issued, fully paid and non-assessable.

The Transfer Agent for the shares is First American Stock Transfer, 1717 East Bell Road, Suite 2, Phoenix, Arizona 85022, 602-485-1346, facsimile 602-788-0423.

Purchasers of the Common Stock offered hereby must be aware of the long-term nature of their investment and be able to bear the economic risk of their investment for an indefinite period of time.
There is no public trading market for the Common Stock. There can be no assurance that any such market will develop for the Common Stock in the near future. The right of any purchaser to sell, transfer, pledge or otherwise dispose of such securities is limited by the Securities Act of 1933 and state securities laws and the regulations promulgated thereunder.

PART II

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
 (11)

The Company's Common Stock is currently traded on the OTC under the symbol SUNX, and currently has approximately 155 shareholders. However, there is no significant trading market for the Common Stock of the Company. The quotations listed below reflect inter-dealer prices without mark-up, markdown or commission and may not represent actual transactions. At August 14, 2000, the closing bid price of the common stock was $0.31 (5/16).

The Company has not declared cash dividends on any class of common equity for the last two fiscal years or in any subsequent period for which financial information is required. Because the Company is developing the capacity to generate income and does not currently expect to generate income within the near future, there is no assurance that the Company will pay dividends in the future.

Due to limited trading, the following prices may not reflect actual trades (selling price) during the applicable periods.

Quarter Ended

High

Low

Mar. 31, 1998

NA

NA

June 30, 1998

NA

NA

Sept. 30, 1998

3.500

1.000

Dec. 31, 1998

2.750

0.500

Mar. 31, 1999

1.125

0.375

June 30, 1999

0.875

0.563

Sept. 30, 1999

NA

NA

Dec. 31, 1999

NA

NA

Legal Proceedings (12)

The Company is currently a party to two lawsuits. Matthew Bardasian et al v. Desert Winds Entertainment et al, CV-N-00-0199-DWH (VPC), in the United States District Court for the District of Nevada, was filed on April 14, 2000 (the "Bardasian suit"). American Equities Group v. Desert Winds et al, CIV.S-00-0952 GEB JFM, in the United States District Court for the Eastern District of California, was filed on May 2, 2000 (the "AEG suit").

The Bardasian suit alleges that Desert Winds has failed to repay loans in the aggregate amount of $1.8 million and that Desert Winds violated Federal securities laws by forbidding the transfer by plaintiffs of their Desert Winds stock. Plaintiffs request that the Company be placed in receivership, and request compensatory and punitive damages aggregating to $150,000. An amended complaint was filed on June 13, 2000, but was judged untimely and ordered stricken on June 29, 2000. Plaintiffs have filed a motion to reconsider, signed July 11, 2000. Management of the Company believes that the majority of the claims are unsupportable. The court has not yet ruled upon the Company's motion to dismiss, filed on May 16, 2000. Should the Plaintiffs prevail, the damages a court may order the Company to pay would far exceed the capital previously raised by the Company and most likely curtail future capital raises. The Company may be forced into eceivership if damages in the amounts Mr. Bardasian alleges must be paid or the court places the Company into receivership.

The AEG suit alleges that Desert Winds, as the successor of Ti-Mail, is responsible for Ti-Mail's alleged failure to perform under an accounts receivable sales agreement, requesting compensatory damages of $275,099.95. Management of the Company believes that, in the event that the plaintiff is successful in making its claim, the Company will be able to collect a significant portion or all of the judgement through indemnification from other parties for breaches of certain representations regarding the subject of the suit. However, if the parties from which the Company would seek indemnification became judgment proof or the amount the Company must pay in damages prior to obtaining a successful judgment against potential third party payors exceeds amounts raised by the Company, then the Company would be forced into receivership. The Company filed an answer on June 24, 2000, but no hearing date has been scheduled.

Additionally, there is a pending SEC formal investigation, HO-7499, styled "In the Matter of Desert Winds Entertainment, Inc." [sic]. The SEC has made no findings nor has it established a timeline for resolving issues. Current management understands that the SEC investigation is focused on events that occurred prior to March 20, 2000. If it is ultimately determined that the Company violated federal securities laws, the Company may incur substantial fines or penalties or become subject to lawsuits by shareholders. There is no assurance that the SEC will not levy substantial fines against the Company and certain former officers and directors. There is no assurance that the investigation will be limited to actions taken by the Company and its officers and directors prior to March 2000. Should the Company incur substantial fines or penalties or face litigation from shareholders, then it may be forced into insolvency.

In the future, the Company may be subject to lawsuits occurring in the regular course of business. Most of these lawsuits involve claims for money damages. The Company carries insurance to protect itself against such claims, subject to any applicable deductibles. The Company can give no assurances that future lawsuits will not have a material adverse effect on the Company's financial condition or results of operations.

Recent Sales of Unregistered Securities (13)

Current management is unfamiliar with the stock ledgers maintained by the Company before March 20, 2000, when it retained the current transfer agent. To management's knowledge, no records exist that reflect the authorization and sale of securities for the three-year period ended March 20, 2000.
Existing stock ledgers appear incomplete and no subscription agreements or other documentation exist reflecting which exemption from federal and state registration, if any, the Company relied upon for the sale of its securities. Therefore, existing shareholders may have rights of rescission for the sale of securities on or before March 20, 2000, subject to the applicable statute of limitations. Current management has insufficient information to determine whether rights of rescission exist. Accordingly, if rescission rights do exist and are later exercised, the Company may be unable to pay all those who seek to rescind their original purchases and consequently become insolvent.

To the best of current management's knowledge, as of June 30, 2000, the following list discloses all securities that SunnComm (and its predecessors) sold within the past three years without registering the securities under the Securities Act of 1933 (the "33 Act").

From March 20, 2000, to June 27, 2000, the Company issued 14,877,000 shares of common stock pursuant to Section 4(2) of the 33 Act to 30 individuals for a total value to the Company of $3,172,867, including cash, services, and acquisition costs.

Additionally, on June 27, 2000, the Company issued 44 convertible debentures to accredited investors for a total of $275,000, representing the right to acquire 2,750,000 shares of Common Stock, pursuant to the exemption provided by Section 4(2) of the Securities Act. See Exhibit 4.01 for more information.

Indemnification of Directors and Officers (14)

The Company's Articles of Incorporation, as amended, provide to the fullest extent permitted by Nevada law, a Director or officer of the Company shall not be personally liable to the Company or its shareholders for damages for breach of such Director's or officer's fiduciary duty. The effect of this provision of the Company's Articles of Incorporation, as amended, is to eliminate the right of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover damages against a Director or officer for breach of the fiduciary duty of care as a Director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. The Company believes that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as Directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

PART F/S: FINANCIAL STATEMENTS (15)

Independent Auditors' Report

To the Board of Directors and Stockholders
SunnComm, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheet of SunnComm, Inc. and its subsidiary (Nevada corporations) as of June 30, 2000, and the related consolidated statements of operations, changes in stockholder's equity (deficit), and cash flows during the development stage, for the period from May 1, 2000, to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as explained in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because of inadequacies in the Company's accounting records prior to May 1, 2000, as more fully described in the accompanying Notes to financial statements, the scope of our work was not sufficient to enable us to express, and we do not express, our opinion on the results of operations, cash flows and retained earnings (deficit) of the Company for any period prior to the current development stage period commencing May 1, 2000. The Company's operations prior to May 1, 2000 related to business which have been disposed of and whose operating results would have been classified and presented as discontinued operations in the accompanying consolidated financial statements, had their related accounting records been adequate for us to preclude the scope limitations mentioned above.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunnComm, Inc. and subsidiary, as of June 30, 2000, and the results of its operations and cash flows during the development stage for the period from May 1, 2000 to June 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has not commenced operations. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, and/or achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Braverman & Company, P.C.
Phoenix, Arizona
August 10, 2000

By:---\s\-Ivan Braverman--
Ivan Braverman

Consolidated Balance Sheet

SUNNCOMM, INC CONSOLIDATED BALANCE SHEET June 30, 2000
ASSETS
CURRENT ASSETS
Cash	$115,310
Prepaid expenses	9,499

TOTAL CURRENT ASSETS

124,809

FURNITURE AND EQUIPMENT, AT COST

25,787

Less accumulated depreciation

(2,579)

23,208

OTHER ASSETS

Investment in technology

1,000

Lease deposit

4,544

Deferred financing costs

25,000

Deferred offering costs

26,975

57,519

$205,536

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Convertible debentures

$275,000

Accounts payable

18,757

Accrued liabilities

16,202

TOTAL CURRENT LIABILITIES

309,959

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock, par value $.001, 50,000,000 Shares
authorized,32,473,451 issued and outstanding

32,473

Capital in excess of par value

8,276,158

Retained earnings (deficit), including (deficit) accumulated during the development stage of ($168,423)

(8,413,054)

 TOTAL STOCKHOLDERS'
EQUITY (DEFICIT)

(104,423)

$205,536

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


SUNNCOMM, INC.

 CONSOLIDATED STATEMENT OF OPERATIONS DURING THE DEVELOPMENT
STAGE FOR THE PERIOD FROM MAY 1, 2000 (INCEPTION) TO JUNE 30, 2000

 MAY 1,2000
TO June 30,
2000

INCEPTION TO
June 30, 2000

REVENUE

$-

$-

EXPENSES

General and administrative

165,656

165,656

Depreciation

2,579

2,579

Interest

188

188

TOTAL EXPENSES

168,423

168,423

NET (LOSS)

$(168,423)

$(168,423)

NET (LOSS) PER COMMON SHARE-BASIC

$(0.01)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING

15,887,224

See Accompanying Notes to Financial Stetments

Consolidated Statement of Stockholders' Equity

SUNNCOMM, INC.

 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM MAY
1, 2000 (INCEPTION) TO JUNE 30, 2000

SHARES
ISSUED
PAR VALUE
CAPITAL IN
EXCESS OF
PAR VALUE
ACCUMULATED
DEFICIT
TOTAL

Balance, April 30, 2000

30,873,451

$30,873

$8,213,758

$(8,244,631)
$-

Shares issued during the
Development stage: $.02 to $.40
per share for-

Cash

125,000

125

24,875

25,000

Non-employee services

475,000

475

37,525

38,000

Shares issued to officers to acquire
subsidiary

1,000,000

1,000

1,000

Net (Loss) accumulated during the
development stage

(168,423)

(168,423)

BALANCE JUNE 30, 2000

32,473,451

$32,473

$8,276,158

$(8,413,054)

$(104,423)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

Statement of Cash Flows

SUNNCOMM, INC.

 STATEMENT OF CASH FLOWS DURING THE DEVELOPMENT STAGE FOR THE PERIOD FROM MAY 1,
2000 (INCEPTION) TO JUNE 30, 2000

MAY 1,2000 TO June
30, 2000

INCEPTION TO June
30, 2000

CASH FLOWS FROM (TO) OPERATING ACTIVITIES

Net (loss) from operations

$(168,423)

$(168,423)

Adjustments to reconcile net (loss) to net cash
used by operating activities:

 Shares issued for
services

38,000

38,000

Depreciation

2,579

2,579

Prepaid expenses

(9,499)

(9,499)

Accounts payable

18,757

18,757

Accrued liabilities

16,202

16,202

NET CASH (USED BY) OPERATING ACTIVITIES

(102,384)

(102,384)

CASH FLOWS FROM (TO) INVESTING ACTIVITIES

Deferred offering costs

(26,975)

(26,975)

Purchase of furniture and equipment

(25,787)

(25,787)

Lease deposit

(4,544)

(4,544)

NET CASH USED BY INVESTING ACTIVITIES

(57,306)

(57,306)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from sale of convertible debentures

250,000

250,000

Proceeds from sale of common stock

25,000

25,000

NET CASH PROVIDED BY FINANCING ACTIVITIES

275,000

275,000

NET INCREASE IN CASH

115,310

115,310

CASH, BEGINNING OF PERIOD

-

-

CASH, END OF PERIOD

$115,310

$115,310

NONCASH INVESTING AND FINANCING
ACTIVITIES:

Deferred financing costs provided by issuance of
convertible debentures

$25,000

$25,000

See Accompanying Notes to Financial Statements


Notes to Consolidated  Financial Statements
June 30, 2000.

Note 1-Background and Significant Accounting Policies

Background
SunnComm, Inc. (the "Company"), formerly Desert Winds Entertainment, Corporation (December 10, 1998 through July 6, 2000) and formerly Ti-Mail, Inc. (April 4, 1996 through December 10, 1998), formerly Compliance Signage, Inc. (August 9, 1993, to April 4, 1996), became a Nevada corporation as a result of an "F" reorganization on December 10,1998. Ti-Mail produced and distributed a one-step packaging material using a DuPont material. In April 1999, all of the packaging division assets were sold to the Ti-Mail employees in exchange for the assumption of all related outstanding obligations, real and contingent.

In addition, in December 1998, the Company acquired, in a reverse merger for 6,500,000 shares of common stock, all of the outstanding common stock of an entertainment business, The Whitney Corporation (Whitney). Whitney's affairs, since its acquisition, were largely conducted for the benefit of the Whitney shareholders and related parties whose transactions were only partially reported to and/or recorded by the Company.

During the period in which the Whitney shareholders were in control of the Company, they issued a total of approximately 7,200,000 shares of common stock of the Company. Most of the approximately $1,500,000 proceeds generated from the sale of approximately 3,000,000 of these shares were never received and/or accounted for by the Company. The balance of the shares issued was given to employees and others for services or other consideration.

After the installation of new management and Board of Directors in March, 2000, the Company and its shareholders approved a reorganization resulting in the spin-off of all of the entertainment business assets to a new subsidiary, in exchange for the assumption of all of the outstanding liabilities of the Company, real and contingent. The Company's interest in the subsidiary was sold to the former Whitney interests in exchange for the cancellation of 500,000 shares of common stock the Company had previously committed to give them.

On May 1, 2000, the Company commenced its development stage activities as defined in Financial Accounting Standards Board Opinion No. 7. The Company's common stock is listed in the "pink sheets" and trades under the symbol SUNX. On July 6, 2000, the name of the Company was changed to SunnComm, Inc.

On May 10, 2000, as part of the plan of reorganization, management of the Company formed a commonly controlled Nevada corporation, MicroSpectacular, Inc., for the sole purpose of entering into a binding letter of intent to acquire the proprietary rights to copy-protected digital encryption technology to be used in the prevention of unauthorized reproduction of digitally transmitted music.
SunnComm, Inc., the parent company, provided all of the financing to pay for MicroSpectacular, Inc.'s existence to date, including the commitment to ultimately issue SunnComm, Inc.'s common stock to acquire the technology, as the development phases of the technology are achieved. The Company has been and continues to be involved in pursing other related technologies and the raising of debt and equity capital to finance its existence.

The accompanying consolidated financial statements give effect to the acquisition of MicroSpectacular, Inc., as of June 30, 2000, for 1,000,000 shares of the Company's common stock valued at $1,000, and the name change from Desert Winds Entertainment, Corporation to SunnComm, Inc. Although the subsidiary's name was changed to SunnComm, Inc., before its acquisition, its former name, MicroSpectacular, Inc., was reinstated. The fiscal year-end of the Company is June 30.

Financial Presentation
The accompanying consolidated financial statements of SunnComm, Inc. include all of the financial activities of MicroSpectacular, Inc. since its inception, similar to the "pooling of interests" method under Accounting Principles Board Opinion No.16. All intercompany transactions and balances have been eliminated.

Since current management cannot locate the majority of the accounting records for Ti-Mail and Whitney, if they continue to exist, it is unable to provide the majority of the financial information necessary to reflect the operations of those businesses in the accompanying consolidated financial statements. Therefore, only the results of operations, cash flows and retained earnings (deficit) for the period May 1, 2000 through June 30, 2000 are presented therein.

Current management believes that on the basis of unaudited information it was able to obtain, the Ti-Mail losses, including the loss on the disposition of its net assets, approximated $1,700,000 from its inception in 1993 through the date of its discontinued operations in April of 1999, and the losses incurred by Whitney from the date of its acquisition in December 1998, to the date of its spin-off prior to the development stage, approximated at least $6,500,000, including the loss on the disposition of its net assets.

The Whitney losses were based solely on the value of the common stock issuances made by the Company to or on behalf of the Whitney interests during the period of its existence with the Company. There is not sufficient information available to current management to determine the nature and classification of accounting transactions recorded by the Company's former management, and it was not provided with the accounting information for the other operations of Whitney outside the Company.

Going Concern
The company has incurred losses from inception to date, has negative working capital, and a deficit in shareholders equity. Additionally, it has material contingent liabilities.

Financing the Company's development stage activities to date has primarily been provided through private placement offerings and the sale of debentures. The Company's ability to achieve a level of profitable operations and/or additional financing may affect the Company's ability to continue as it is presently organized. Management anticipates reaching a level of profitable operations in the near term.
To the extent that cash flow requirements are not met by operations, management intends to raise additional capital through private placement offerings and debt and/or eventually through the sale of securities to the public, providing its pending filings with the Securities and Exchange Commission become effective. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Income Taxes
The Company uses the provisions of Statement of Financial Accounting Standards No. 109 (the Statement) "Accounting for Income Taxes." The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.None of the Company's net operating losses incurred for income tax purposes for the period from its inception in 1993 through April 30, 2000, (the pre-development stage period) are deductible for income tax purposes, since the Company has not maintained the continuity of business requirements of Section 382(c) of the Internal Revenue Code at the time it had more than a fifty percent ownership change in 2000.

Net Loss Per Common Share
In accordance with Financial Accounting Standards No. 128, "Earnings Per Share, " basic loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. Common stock equivalents were not included in the computation of loss per share because their inclusion is antidilutive. Loss per share including in the accompanying results of operations relates to only the development stage period presented therein.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers cash on deposit in the bank and other unrestricted investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Sharing
After the anticipated purchase of the copy-protected digital encryption technology from its developers as discussed elsewhere in the notes to financial statements, the Company will recognize revenue at the time it enters into and complies with all significant contractual terms allowing a licensee to use the Company's technology. It will also recognize, when earned, recurring royalties pursuant to proposed licensing agreements at the time the Company could quantify and establish its rights thereto.

Offering Costs
All professional fees and other related offering costs incurred in connection with the Company's proposed offering of securities are being deferred until the completion of a proposed filing on Form SB-2 with the Securities and Exchange Commission. If the filing is successful, all offering costs will be charged against the paid-in capital. If unsuccessful, deferred offering costs will be written off against operations.

Software Costs
Costs incurred to establish the technological feasibility of software products to be sold, leased or otherwise marketed by the Company are expensed as research and development. Once technological feasibility is established, costs will be capitalized until the product is available for general release to customers. Capitalized costs will be amortized on a product-by-product basis and will be the greater of the amount computed on either the gross revenue or straight-line methods (using the remaining established economic life of the product). Advertising Costs
Advertising costs of the Company are charged to expense as incurred. Depreciation
Furniture and equipment are depreciated over 5 years, using the straight-line method. Note 2-Binding Letter of Intent

On May 23, 2000, the Company entered into a binding letter of intent to acquire all of the right, title and interest in and to the certain intellectual property known as "Copy-Protection, System and
Method" (digital encryption technology). The Company is required to transfer into escrow 6 million shares of its common stock. Two million shares of common stock are to be released at the completion of each phase: prototype, beta testing, and initiation of product rollout.

Note 3-Convertible Debentures

During June 2000, the Company issued a total of $275,000 of convertible debentures due June 25, 2001 of which $250,000 was issued for cash and $25,000 was issued for services. The debentures bear interest at 5% per annum, and are due at maturity unless the holders exercise the conversion or redemption rights. The conversion feature of the debt is automatic upon the effectiveness of a proposed Registration Statement to be filed by the Company. A total of 2,750,000 shares of common stock of the Company will be issued if all of the outstanding convertible debentures exist at the effective date of the Registration Statement.

The Company has the right to redeem the debentures prior to their maturity date by paying the full amount of principal and interest accrued as of the date of the redemption.

Note 4-Proposed Registration Statement

The Company is in the process of filing on Form 10-SB registration statement under the Securities Exchange Act of 1934. If approved, the Company will be subject to the periodic filing of financial information with the Securities and Exchange Commission. The Company also plans to raise additional capital, if needed, by filing a Form SB-2, under the Securities Act of 1933, once its Form 10-SB becomes effective.

Note 5-Related Parties

In addition to the related party transactions discussed elsewhere in the notes to financial statements, the following additional related party transactions are provided:

Software Provider
The Company's Executive Vice-President owns fifty percent of the developer's interest in the technology referred to in Note 2 above. He and/or his assigns will receive fifty percent of the total consideration to be paid by the Company for the technology, including royalties.

Note 6-Operating Lease

The Company entered into a long-term, non-cancelable, 72 month operating lease for office space in Phoenix, Arizona, commencing June 2000. Future minimum lease rentals aggregate $615,019 through June 30, 2006. The lease provides for one, five-year lease renewal at market rates.

The following is a summary of the minimum lease rentals payable for the Phoenix office facilities for each of the next 6 fiscal years ending June 30:

2001   $54,538
2002 $101,860
2003 $106,953
2004 $112,046
2005 $117,390
2006 $122,232
Total $615,019

Note 7-Officer Compensation Agreements

President and Executive Vice-President
Effective June 1, 2000, the Company entered into employee compensation agreements with its president and the executive vice-president which provide for, among other things, an initial annual compensation of $125,000 for a period of 5 years, and $75,000 for a period of 2 years, respectively, with automatic renewal periods, unless 30 day written notice is given, of 3 and 2 years, respectively. If either of their contracts is not renewed, and termination is without cause, the Company shall pay a termination fee equal to the remaining unpaid compensation according to the original term of the agreements within 60 days after the end of the fiscal year in which the termination occurs. The employment agreement for the president provides for a separation bonus equal to 2.99 times the employee's annual base salary at the time of such termination.

The president of the Company received a vested right to receive options to acquire up to two million shares of the Company's common stock at $.20 per share. The options, when issued, will be exercisable from the date the Company commences trading on a national exchange until the expiration of the employment contract.

Because the president resides in California, the Company agreed to pay all of his meals, lodging, local transportation and weekly commuting expenses.

Secretary
On March 17, 2000, the Company's entered into an agreement with a consulting company, owned by the Secretary of the Company, to provide consulting services to and on behalf of the Company for $2,000 per week until completion of the process to register the Company's common stock with the Securities and Exchange Commission.

In addition to functioning as the Company's corporate secretary, the consulting firm's duties were to provide or arrange for, among other things, professional services of legal counsel and auditors, shareholder liaison, and documentation required for the successful conclusion of the registration process. In addition to $2000 per week since May 17, 2000, the consulting firm was paid $30,000 as a bonus, and receives reimbursement for all meals, travel, local transportation and lodging for its owner, who resides in California.

Note 8-Common Stock

The accompanying financial statements have given effect to 32,473,451 shares issued and outstanding as of June 30, 2000 including: 1,000,000 shares valued at par value to be issued to foreign corporations on behalf of three officers of the Company to acquire 100 percent of the outstanding common stock of the subsidiary they formed and totally held, MicroSpectacular, Inc., 6,500,000 valued at $1,800,000 to be reissued to two foreign corporations owned and controlled by two of the Company's officers for services they rendered during the year, 500,000 shares on behalf of a person who provided services to the Company in March, 2000, valued at $213,334, and 166,670 shares on behalf of the Company's former president, valued at $13,334.

Note 9-Income Taxes

The Company has incurred a loss of $168,423 during the development stage, substantially all of which is not deductible for income tax purposes until such time as the Company commences business. Until that time, the loss is considered to be a start-up cost amortizable over a 5-year period. No deferred tax asset has been recognized as of June 30, 2000, since current management of the Company is unable to determine presently that it will utilize the benefit of such value in the future. Accordingly, a valuation allowance equivalent to 100 percent of the deferred tax benefit of approximately $ 55,000 has been recognized. Start up costs will be available when utilized for a period of 20 years.

Note 10-Commitments

Payment for Technology
If the developers, who include the Company's Executive Vice-President, of the "Copy Protection Systems and Method" software technology complete all 3 phases of the technology development required under the letter of intent referred to in Note 2 above, they will receive a total of 6 million shares of common stock. In addition, they will receive fifty percent of all gross royalties earned from this technology, less certain hard costs.

Legal and Audit Costs
In May and June, 2000, the Company entered into agreements for legal and auditing services in connection with the proposed registration statement to enable the Company to become a reporting company under the Securities Exchange Act of 1934, and ultimately the preparation of Form SB-2 to offer securities to the public. In addition to the deferred offering costs of $26,975 as of June 30, 2000, the Company is committed to incur at least $50,000 or more to complete the filing on Form10-SB, exclusive of any amendments thereto, if any.

Note 11-Contingencies

Businesses Sold
As mentioned in Note 1 to the Notes to Financial Statements, the Company sold assets of two former businesses it owned in exchange for the assumption of the Company's liabilities relating thereto, both real and contingent. Litigation concerning both of these former businesses involving the Company as a co-defendant is set forth below. In addition, there are and may continue to be other obligations, including long-term leases and loans to the Company for which the Company may be responsible until the terms of those obligations are satisfied.

Lawsuits Pending
Re: Accounts Receivable Financing
A lawsuit was filed in the United States District Court for the Eastern District of California on May 2, 2000, by a former creditor of Ti-Mail, American Equities Group, Inc. alleging damages totaling $275,009 plus interest accruing at $107 per day as of April 25, 2000. The plaintiff claims advances made to the Company in connection with an April 20, 1998 purchase and sales agreement involving accounts receivable financing.

Current management of the Company believes that the parties who had assumed and/or guaranteed the advances have resources sufficient to pay the amount claimed by plaintiff, therefore, no provision has been made for any portion of this claim in the accompanying financial statements.

Re: Loans and Common Stock

A certain Mr. Bardasian et al have filed a lawsuit in the United States District Court, District of Nevada, claiming, among other things, damages for unpaid loans totaling $1,292,259 plus interest, failure of the Company to transfer shares they sold, and for over 3,500,000 shares of common stock of the Company they never received. No provision has been made in the accompanying financial statements since management believes the majority of the claims are not supportable.

Withholding Taxes and Reporting

The issuance of common stock of the Company in exchange for services of individuals is subject to the timely and adequate reporting requirements of the various Federal and State regulations to the extent such shares constitute taxable income thereto. In addition, payroll withholding and unemployment taxes are required in connection with shares issued to employees as compensation, unless such shares are covered by a qualified stock option plan, are not freely transferable, or have a substantial risk of forfeiture. Current management of the Company is not aware that the Company has
timely or adequately complied with any of these requirements. Therefore, the Company may be subject to the reporting and payment of all applicable taxes, interest and penalties, in connection with approximately $2,000,000 of common stock issued or issuable to employees or their designees for value of services they provided to the Company. No provision has been made in the accompanying financial statements for this contingent liability.

Securities Act of 1933; Securities Exchange Act of 1934

Certain persons, including the Company's former auditor, former president, and president have recently appeared pursuant to a formal investigation by the Securities and Exchange Commission in connection with certain past activities of the Company.

Although the Company is not presently a reporting company under the Securities Exchange Act of 1934 (the ''34 Act"), it is uncertain whether prior management had complied with all of the provisions of the '34 Act or the Securities Act of 1933 (the "33 Act"), that they or the Company were subject to. In the event that the 33 or 34 Acts were violated, the purchasers of the Company's securities may have certain rights, including rights of rescission, subject always to statutes of limitations and other statutory protections.

Note 12-Subsequent Events
Additional Issuance of Debentures

On July 13, 2000, the Company issued additional debentures totaling $166,500 due July 12, 2001, with interest at 5% per annum. The conversion feature of the debt is automatic upon the effectiveness of a proposed Registration Statement to be filed by the Company. A total of 1,665,00 shares of common stock of the Company will be issued if all of the outstanding convertible debentures exist at the effective date of the Registration Statement. In addition the debenture holders will receive "A" and "B" warrants which confers upon them the right to buy a share of common stock at the opening bid price and $2 above the opening bid price, respectively, of the Company's first underwritten public offering following the issued date, and may be exercised at any time after the first day of the seventh month and nineteenth months, respectively, following the issue date. The Company shall have the right to redeem the warrants for $15 and $20 each, respectively, at any time.

Issuance of Shares to Acquire Technology
In accordance with the letter of intent to acquire the copy-protected digital encryption technology referred to above, the Company issued two million shares of common stock to the technology developers, including the executive vice-president of the Company, in addition to the escrowing of four million shares of common stock to be delivered in the future upon the successful completion of the two remaining phases of the technology's development.

PART III: INDEX TO EXHIBITS

Exhibit No.

Description

Page No.

2.01
Acquisition Agreement.
30

3.01
Articles of Incorporation of the Company, as amended.
47

3.02
Current Bylaws of the Company.
50

4.01
Form of Convertible Debentures issued through June 27, 2000.
63

10.01
Employment Agreement between Peter H. Jacobs and the Company.
67

10.02
Employment Agreement between John Aquilino and the Company.
76

10.03
Assignment Agreement among the Company, Equity Earnings Corp., d.b.a.
Designer Products, and John D. Aquilino.
84

10.04
Commercial Lease, as amended.
88

10.05
Consulting Agreement between Mr. Stephen H. Burg and the Company.
121

10.06
Assignment and Assumption Agreement.
124

11.01
Statement re: computation of per share earnings.
125

21.01
Subsidiaries of Registrant.
126

27.01
Financial Data Schedule.
126


Signature

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated this ___ day of August, 2000
SunnComm, Inc., a Nevada corporation
By:--/s/--Peter Jacobs-----
Peter Jacobs, President, Director

Exhibit 2.01
Acquistion Agreement

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into on July 1, 2000, by and among DESERT WINDS ENTERTAINMENT CORPORATION, a Nevada corporation ("DESW"), SUNNCOMM, INC., a Nevada corporation ("SCI"), PETER H. JACOBS, STEPHEN F. BURG and JOHN AQUILINO (collectively "Shareholders").

ARTICLE I
RECITALS

1.1_ Present Structure of DESW. DESW is a publicly traded company headquartered in Mesa, Arizona, and is in the business of developing, producing and distributing entertainment and multimedia content through a variety of mediums

1.2_ Present Structure of SCI. SCI is a privately held corporation headquartered in Phoenix, Arizona, and is in the business of developing and licensing technologies for the entertainment and multimedia industries.

1.3_ Structure of Acquisition. The parties have determined that it is in their respective best interests that DESW purchase all of the issued and outstanding capital stock of SCI from Shareholders.

NOW, THEREFORE, the parties agree as follows:

ARTICLE II
PURCHASE TERMS

2.1 Stock Purchase. At the Closing (as defined in Section 2.3 below), Shareholders shall sell, and DESW shall purchase, all of the issued and outstanding capital stock of SCI (the "SCI Stock") for the consideration set forth in Section 2.2 below.

2.2 Purchase Price. The purchase price for the SCI Stock (the "Purchase Price") shall be 1,000,000 restricted shares of the common stock of DESERT WINDS ENTERTAINMENT CORPORATION. DESW shall have no obligation to either register Shareholders shares of DESW or provide a public or private market for such shares or any shares acquired by virtue of the exercise of any option granted to Shareholders.

2.3 Closing. DESW's purchase of the SCI Stock (the "Closing") shall take place at 2:00 p.m. on or before July 6, 2000 (the "Closing Date") or at such other time, date or place as shall be mutually agreed upon by the parties.

2.4 Delivery of Certificates. At the Closing, Shareholders shall deliver to DESW certificates (duly endorsed for transfer to DESW) for the SCI Stock, free and clear of any liens, security interests or other encumbrances.

2.5 Structure as of the Closing. Effective as of the Closing, SCI shall be a wholly-owned subsidiary of DESW.

2.6 Further Assurances. If, at any time after the date hereof, DESW shall be advised that any further assignments or assurances or any other acts or things are necessary or desirable to vest, perfect, confirm or record, in or to DESW the title to the SCI Stock, Shareholders shall execute and deliver all such assignments, deeds, endorsements and assurances, and do such other reasonable things as may be requested by the Board of Directors of DESW and are necessary or proper to vest, perfect or confirm title to the SCI Stock, and otherwise carry out the purposes of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF DESW

DESW hereby represents and warrants to Shareholders as follows:

3.1 Organization and Qualification. DESW is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has the requisite corporate power to carry on its business as now conducted and presently proposed to be conducted.

3.2 Authority Relative to This Agreement. DESW has the requisite corporate power and authority to enter into this Agreement to carry out its obligations hereunder. The execution and delivery of this Agreement by DESW and the consummation by DESW of the transactions contemplated hereby have been duly authorized by the Board of Directors of DESW, and no other corporate proceedings on the part of DESW is necessary to authorize this Agreement and such transactions. This Agreement has been duly executed and delivered by DESW and constitutes a valid and binding obligation of DESW, enforceable in accordance with its terms.

3.3 Consents and Approvals; No Violation. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not violate, conflict with or result in a default under any provision of::

3.3.1 DESW's Articles of Incorporation or Bylaws;

3.3.2 any agreement, arrangement or understanding;

3.3.3 any license, franchise or permit; or

3.3.4 any law, regulation, order, judgment or decree, which would be violated or breached, or in respect of which a right of termination or acceleration or any encumbrance on any of DESW's assets would be created, other than any such breaches or violations that will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of DESW and its subsidiaries, taken as a whole.

Other than in connection with or in compliance with:

3.3.5 the corporation laws of the States of Nevada and Arizona, and

3.3.6 the rules and regulations of the NASD, or

3.3.7 U.S. Securities Laws or Blue Sky Laws, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of DESW for the consummation by DESW of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of DESW and its subsidiaries, taken as a whole.

3.4 Capitalization of DESW. The authorized equity capitalization of DESW consists of 50,000,000 shares of DESW Common Stock, $.001 par value per share. As of the Closing Date, 30,784,781 shares of DESW Common Stock will be issued and outstanding (all of which shares will be fully paid and nonassessable). Except as otherwise disclosed, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating DESW to issue or sell any shares of capital stock of DESW or securities or obligations of any kind convertible or exchangeable for any shares of capital stock of DESW, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of DESW.

3.5 NASD Filings. DESW has previously delivered to Shareholders copies of all reports filed by DESW with the NASD and/or SEC since January 1, 2000, if any, which constitute all reports required to be filed by DESW with the NASD and/or SEC since such date. As of their respective dates, the documents and reports referred to above did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of DESW included in such documents and reports were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects according to generally accepted accounting principles, the financial position of DESW as of the date thereof and the results of its operations and its cash flows for the period then ended, in the case of the unaudited interim financial statements subject to normal year-end audit adjustments and the absence of complete footnote disclosures.

3.6 Absence of Undisclosed Liabilities. DESW does not have any obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted) arising out of transactions heretofore entered into, or any action or inaction, or any state of facts existing, including taxes with respect to or based upon transactions or events heretofore occurring, except:

3.6.1 obligations under contracts or commitments (but not liabilities for breaches thereof);

3.6.2 liabilities or reserves reflected on the consolidated balance sheet dated June 30, 2000 (the "Balance Sheet");

3.6.3 liabilities which have arisen after the date of the Balance Sheet in the ordinary course of business (none of which is an uninsured liability for breach of contract, breach of warranty, tort, infringement, claim or lawsuit);

3.6.4 liabilities otherwise specifically disclosed in the documents and reports described in Section 3.5 hereof; and

3.6.5 liabilities incurred for financings related to this Agreement.

3.7 No Material Adverse Change. Since June 30, 2000, there has been no material adverse change in the assets, financial condition, operating results, customer, distributor, employee or supplier relations or business condition of DESW.

3.8 Compliance With Laws; Permits; Certain Operations. DESW, and its respective officers, directors, agents and employees have complied in all material respects with all applicable laws and regulations which affect the businesses or any owned or leased properties of DESW and to which DESW may be subject, and no claims have been filed against DESW alleging a violation of any such laws of regulations, except as described in the documents and reports identified in Section 3.5 above. DESW has not authorized, given or agreed to give any money, gift or similar benefit (other than incidental gifts of nominal value) to any actual or potential distributor, customer, supplier, governmental employee or any other person in a position to assist or hinder DESW in connection with any actual or proposed transaction. DESW holds all of the material permits, licenses, certificates and other authorizations of foreign, federal, state and local governmental agencies required for the conduct of its business or the ownership or leasing of their respective properties. In particular, but without limiting the generality of the foregoing, DESW has not in any material respect violated, or received a written notice or charge asserting any violation of, any laws pertaining to occupational health or safety or the environment (including rules and regulations thereunder).

3.9 Disclosure. Neither this Agreement nor any of the documents delivered hereunder by DESW contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading, and there is no fact which has not been disclosed to Shareholders of which any officer or director of DESW is aware which materially affects adversely or could reasonably be anticipated to materially affect the business, including operating results, assets, customer, distributor, supplier or employee relations, or business condition, of DESW.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Shareholders represent and warrant to DESW that:

4.1 Organization and Qualification. SCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the requisite corporate power and authority to own and operate its properties and to carry on its business as now conducted and presently proposed to be conducted. The copies of SCI's Articles of Incorporation and Bylaws which have been furnished by SCI to DESW prior to the date of this Agreement reflect all amendments made thereto and are correct and complete. SCI is qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be qualified, other than where the failure to so qualify will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of SCI.

4.2 Authority Relative to This Agreement. Shareholders have the full power and authority to execute and deliver this Agreement and to carry out its respective obligations hereunder. The execution and delivery of this Agreement by SCI on behalf of Shareholders and the consummation of the transactions contemplated hereby have been duly authorized by Shareholders, and no other proceedings are necessary to authorize this Agreement and such transactions. This Agreement has been duly executed and delivered by Shareholders and constitutes a valid and binding obligation of Shareholders, enforceable against Shareholders in accordance with its terms.

4.3 Consents and Approvals; No Violation. Except as disclosed under the caption "Consents and Approvals" in the disclosure from SCI to DESW of even date herewith (the "Disclosure Letter"), the execution, and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate, conflict with or result in a default under any provision of:

4.3.1 SCI's Articles of Incorporation or Bylaws;

4.3.2 any agreement, arrangement or understanding;

4.3.3 any license, franchise or permit; or

4.3.4 any law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of SCI's assets would be created, other than any such breaches or violations that will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of SCI. Other than in connection with or in compliance with the corporation laws of the State of Nevada, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of SCI or Shareholders to allow Shareholders to consummate the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of SCI.

4.4 Capitalization. The authorized equity capitalization of SCI consists of 50,000,000 shares of SCI Common Stock .. As of the date hereof, 100,000 shares of SCI Common Stock are issued and outstanding, all of which shares are:

4.4.1 validly issued, fully paid and non-assessable; and

4.4.2 owned beneficially and of record by Shareholders.

Except as disclosed under the caption "Capitalization" in the Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating SCI to issue or sell any shares of capital stock of SCI or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of SCI, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of SCI (collectively, "SCI Options"). Other than as set forth in this Agreement (including the Exhibit hereto), Shareholders are not entitled to any preemptive, registration or other similar rights. At or prior to the Closing, all SCI Options will be repurchased, satisfied or otherwise canceled or terminated without payment of any sum, or the incurrence of any liability for future payment of any sum, by SCI. As of the Closing, DESW will own of record and beneficially the SCI Stock, free and clear of all liens, security interests or other encumbrances, Shareholders agreements or voting trusts, and there will not be outstanding any subscriptions, warrants, options or rights to which any person is or may be entitled to purchase or otherwise acquire any capital stock of SCI.

4.5 No Subsidiaries. SCI does not directly or indirectly have any material investment in any other corporation, partnership, joint venture or other business association or entity, and is not subject to any obligation or requirement to provide for or to make any investment (by loan, capital contribution or otherwise) in any entity.

4.6 Financial Statements. Shareholders have caused to be delivered to DESW the following financial statements of SCI:

4.6.1 audited balance sheets at June 30, 2000; and

4.6.2 audited statements of income, retained earnings and cash flows for the period ending June 30, 2000. The foregoing financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of SCI as of the dates thereof and the results of its operations and its cash flows for the periods then ended. SCI's audited balance sheet as of June 30, 2000 and SCI's audited statements of income, retained earnings and cash flows for the period ended June 30, 2000 are hereinafter collectively referred to as the "SCI Financial Statements."

4.7 Absence of Undisclosed Liabilities. SCI does not have any obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted) arising out of transactions heretofore entered into, or any action or inaction, or any state of facts existing, including taxes with respect to or based upon transactions or events heretofore occurring, except
PAGE> 35

4.7.1 obligations under contracts or commitments described in the Disclosure Letter under the caption "Contracts", or under contracts or commitments which are not required to be disclosed thereunder (but not liabilities for breaches thereof);

4.7.2 liabilities or reserves reflected on the balance sheet included in the SCI Financial Statements;

4.7.3 liabilities which have arisen after the date of the balance sheet included in the SCI Financial Statements in the ordinary course of business (none of which is an uninsured liability for breach of contract, breach of warranty, tort, infringement, claim or lawsuit), and

4.7.4 liabilities otherwise specifically disclosed in this Agreement or in the Disclosure Letter.

4.8 No Material Adverse Change. Since June 1, 2000, there has been no material adverse change in the financial condition, properties, business, operations, results of operations, or customer, distributor, sales representative, employee or supplier relations, of SCI.

4.9 Absence of Certain Developments. Except as set forth under the caption "Developments" in the Disclosure Letter, since June 1, 2000, SCI has not:

4.9.1 Redeemed or purchased, directly or indirectly, any shares of its capital stock, or declared or paid any dividends or distributions with respect to any shares of its capital stock.

4.9.2 Issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities.

4.9.3 Borrowed any amount or incurred or become subject to any material liability, except current liabilities incurred in the ordinary course of business.

4.9.4 Discharged or satisfied any material lien or encumbrance or paid any material liability, other than current liabilities paid in the ordinary course of business.

4.9.5 Mortgaged, pledged or subjected to any lien, charge or other encumbrance, any of its assets with a fair market value in excess of $10,000, except liens for current property taxes not yet due and payable.

4.9.6 Sold, assigned or transferred (including without limitation transfers to any employees, Shareholders or affiliates of SCI) any tangible assets in excess of $10,000, except in the ordinary course of business, or canceled any debts or claims in excess of $10,000.

4.9.7 Sold, assigned or transferred (including without limitation transfers to any employees, Shareholders or affiliates of SCI) any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets, except in the ordinary course of business, or disclosed any proprietary confidential information to any person other than DESW or employees or agents of SCI.

4.9.8 Suffered any extraordinary loss or waived any rights of material value, whether or not in the ordinary course of business or consistent with past practice.

4.9.9 Taken any other action or entered into any other transaction other than in the ordinary course of business and in accordance with past custom and practice, or entered into any transaction with any Insider (as defined in Section 4.21), in each case involving in excess of $10,000.

4.9.10 Suffered any material theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance.

4.9.l1 Other than in the ordinary course of business and consistent with past practice, made or granted any bonus or any wage, salary or compensation increase to any director, officer, employee who earns more than $25,000 per year, group of employees or consultant, or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement.

4.9.12 Paid, accrued or agreed to pay in the future any sum under SCI's profitsharing plan.

4.9.13 Made any capital expenditures or commitments therefor that in the aggregate exceeded $50,000.

4.9.14 Made any loans or advances to, or guarantees for the benefit of, any persons that in the aggregate exceeded $10,000.

4.9.15 Made charitable contributions or pledges which in the aggregate exceeded $10,000.

4.10 Title to Properties. SCI owns good and marketable title to each of the tangible properties and tangible assets reflected on the balance sheet included in the SCI Financial Statements or acquired since the date thereof, free and clear of all liens and encumbrances, except for

4.10.1 liens for current taxes not yet due and payable,

4.10.2 liens set forth under the caption "Real Estate" in the Disclosure Letter, and

4.10.3 the properties subject to the leases set forth under the caption "Leases" in the Disclosure Letter.

4.11 Accounts Receivable. SCI's notes and accounts receivable recorded on the balance sheet included in the SCI Financial Statements and those arising since the date thereof are valid receivables and are collectible in accordance with their terms, net of the reserves recorded on such balance sheet or thereafter, subject to no valid counterclaims or setoffs. All reserves for notes and accounts receivable are established in accordance with generally accepted accounting principles applied consistently with prior periods.

4.12 Inventories. Except as set forth under the caption "Inventory" in the Disclosure Letter, the inventories of SCI recorded on the balance sheet included in the SCI Financial Statements, and the inventory created or purchased since the date thereof, consists of a quantity and quality usable and salable in the ordinary course of business, net of the reserves recorded on the balance sheet or thereafter, is not slow-moving as determined in accordance with past practices, obsolete or damaged, and is not defective. All reserves for inventory were established in accordance with generally accepted accounting principles applied consistently with prior periods.

4.13 Tax Matters. Except as set forth under the caption "Tax Matters" in the Disclosure Letter, SCI has filed all federal, foreign, state, county and local income, excise, property, sales and other tax returns which are required to be filed by it, and all such returns are true and correct in all material respects; all taxes due and payable by SCI have been paid; the liability for taxes on the balance sheet included in the SCI Financial Statements fully reflects SCI's obligations for taxes as of such date, and SCI's provisions for taxes in such balance sheet are sufficient for all accrued and unpaid taxes as of the date of such balance sheet; SCI has paid all taxes due and payable or which it is obligated to withhold from amounts owing to any employee, creditor, independent contractor, Shareholders or other third party; SCI has not waived any statute of limitations in respect of taxes or agreed to any extension of time with respect to a tax assessment or deficiency; the assessment of any additional taxes for periods for which returns have been filed is not expected; and there are no unresolved questions or claims concerning the tax liability of SCI. SCI has not made an election under Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"). No claim has ever been made by an authority in a jurisdiction where SCI does not file tax returns that it is or may be subject to taxation by that jurisdiction. There are no security interests on any of the assets of SCI that arose in connection with any failure (or alleged failure) to pay any tax. SCI has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Code Section 6662.

4.14 Contracts and Commitments.

4.14.1 Except as set forth under the caption "Contracts" in the Disclosure Letter, SCI is not a party to any (i) collective bargaining agreement or contract with any labor union, (ii) bonus, pension, profit sharing, retirement, or other form of deferred compensation plan, (iii) hospitalization insurance or similar plan or practice, whether formal or informal, (iv) contract for the employment of any officer, individual employee, or other person on a full time or consulting basis or relative to severance pay for any such person, (v) agreement or indenture relating to the borrowing of money in excess of $10,000 or to mortgaging, pledging or otherwise placing a lien on any of the assets of SCI, (vi) guaranty of any obligation for borrowed money or otherwise, other than endorsements made for collection, (vii) lease or agreement under which it is lessor of, or permits any third party to hold or operate, any property, real or personal, with aggregate remaining rental payments in excess of $10,000, (viii) contract or group of related contracts with the same party for the purchase of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $25,000, (ix) contract or group of related contracts with the same party for the sale of products or services under which the undelivered balance of such products or services has a sales price in excess of $25,000, (x) other contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, other than contracts terminable by it on thirty days' or less notice without penalty or involving less than $25,000, (xi) contract which prohibits SCI from freely engaging in business anywhere in the world, (xii) sales representative or distribution agreement, or any other contract relating to the sale or distribution of SCI's products, (xiii) contract, agreement or understanding with any Insider, (xiv) license agreement or other agreement providing for the payment or receipt of royalties or other compensation by or to SCI, or (xv) other agreement material to SCI's business or not entered into in the ordinary course of business.

4.14.2 Except as specifically disclosed under the caption "Contracts" in the Disclosure Letter, (i) to the knowledge of Shareholders, no contract or commitment required to be disclosed under such caption has been breached or canceled by the other party, (ii) since June 1, 2000, no customer or supplier has notified SCI that it will stop or materially decrease the rate of business done with SCI, except for changes in the ordinary course of SCI's business, (iii) SCI has performed in all material respects all obligations required to be performed by it in connection with the contracts or commitments required to be disclosed under such caption and is not in receipt of any written claim of default under any contract or commitment required to be disclosed under such caption, and (iv) SCI has no present expectation or intention of not fully performing any obligation pursuant to any contract or commitment set forth under such caption.

4.14.3 Prior to the date of this Agreement, DESW has been supplied with a true and correct copy of each written contract or commitment, and a written description of each oral contract or commitment, referred to under the caption "Contracts" in the Disclosure Letter, together with all amendments, waivers or other changes thereto.

4.15 Proprietary Rights.

4.15.1 Except as set forth under the caption "Proprietary Rights" in the Disclosure Letter, there are no patents, patent applications, trademarks, service marks, trade names, corporate names, copyrights, trade secrets or other proprietary rights owned by SCI or necessary to the conduct of SCI's business as now conducted. SCI owns and possesses all rights, titles and interest, or a valid license, in and to the proprietary rights set forth under such caption.

4.15.2 The Disclosure Letter describes under such caption all Proprietary Rights which have been licensed to third parties and those Proprietary Rights which are licensed from third parties. SCI has taken all necessary action to protect the proprietary rights set forth under such caption. SCI has not received any written notice of, nor are Shareholders aware of any facts which indicate a probable likelihood of, any infringement, misappropriation, or conflict from any third party with respect to SCI's proprietary rights; SCI has not infringed, misapprpriated or otherwise conflicted with any proprietary rights of any third parties, nor are Shareholders aware of any infringement, misappropriation or conflict which will occur in the continued operation of SCI; and no written claim by any third party contesting the validity of any proprietary rights listed under such caption has been made, is currently outstanding, or, to the knowledge of Shareholders, is threatened.

4.16 Litigation. Except as set forth under the caption "Litigation" in the Disclosure Letter, there are no actions, suits, proceedings, orders or investigations pending or, to the knowledge of Shareholders, threatened against SCI, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, and there is no material basis known to Shareholders for any of the foregoing.

4.17 Brokerage. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of SCI or Shareholders.

4.18 Employment Matters. SCI has complied in all material respects with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes. SCI has no material labor relations problems pending, its labor relations are satisfactory and no key executive employee of SCI and no group of SCI's employees has notified SCI of any plans to terminate his or its employment.

4.19 Employee Benefit Plans.

4.19.1 With respect to all employees and former employees of SCI, except as set forth under the caption "Employee Benefits" in the Disclosure Letter, SCI does not presently maintain, contribute to or have any liability (including current or potential multi-employer plan withdrawal liability) under any (i) non-qualified deferred compensation or retirement plan or arrangement which is an "employee pension benefit plan" as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) qualified defined contribution retirement plan or arrangement which is an employee pension benefit plan, (iii) qualified defined benefit pension plan or arrangement which is an employee pension benefit plan, (iv) "multi-employer plan" as such term is defined in Section 3(37) of ERISA, (v) unfunded or funded medical, health or life insurance plan or arrangement for present or future retirees or present or future terminated employees which is an "employee welfare benefit plan" as such term is defined in Section 3(1) of ERISA, (vi) profit-sharing or other similar plan, or (vii) any other employee welfare benefit plan.

4.19.2 With respect to each of the employee benefit plans listed in the Disclosure Letter, Shareholders have furnished to DESW true and complete copies of (i) the plan documents and summary plan description, (ii) the most recent determination letter received from the Internal Revenue Service, 9iii) the latest actuarial valuation, (iv) the latest financial statement, (v) the last Form 5500 Annual Report, and (vi) all related trust agreements, insurance contracts or other funding agreements which implement such employee benefit plan. Neither SCI nor any of its directors, officers, employees or any other "fiduciary", as such term is defined in Section 3(21) of ERISA, has any liability for failure to comply with ERISA or the Code for any action or failure to act in connection with the administration or investment of such plans.

4.19.3 With respect to the insurance contracts or funding agreements which implement any of the employee benefit plans listed in the Disclosure Letter, such insurance contracts or funding agreements are fully insured or the reserves under such contracts are sufficient to pay claims incurred.

4.20 Insurance. The Disclosure Letter, under the caption "Insurance", lists and briefly describes each insurance policy maintained by SCI with respect to its properties and assets and sets forth the date of expiration of each such insurance policy. All of such insurance policies are in full force and effect and SCI is not in default in any material respect with respect to its obligations under any of such insurance policies. The insurance coverage of SCI is customary for corporations of similar size engaged in similar lines of businesses.

4.21 Affiliate Transactions. Except as set forth under the caption "Affiliate Transactions" in the Disclosure Letter, no holder of 5% or more of any class of stock of SCI, officer or director of SCI or, to Shareholder's knowledge, any member of the immediate family of Shareholders, officer or director, or, to Shareholder's knowledge, any entity in which any of such persons owns any beneficial interest (other than a publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 5% of the stock of which is beneficially owned by any of such persons) (collectively "Insiders"), has any agreement with SCI (other than at-will employment arrangements) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of SCI. For purposes of the preceding sentence, the members of the immediate family of Shareholders, officer or director consist of the spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law of Shareholders, officer or director.

4.22 Customers and Suppliers. The Disclosure Letter, under the caption "Customers and Suppliers," lists the 10 largest customers and 10 largest suppliers of SCI for 2000, and sets forth opposite the name of each such customer and supplier the approximate percentage of net sales or purchases, as the case may be, attributable to such customer or supplier.

4.23 Officers and Directors; Bank Accounts. The Disclosure Letter, under the caption "Officers and Directors," lists all officers and directors of SCI, all of SCI's bank accounts, and each authorized signer on such accounts.

4.24 Compliance with Laws; Permits; Certain Operations. SCI and its officers, directors, agents and employees have complied in all material respects with all applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof which affect the businesses or any owned or leased properties of SCI and to which SCI may be subject, and no claims have been filed against SCI alleging a violation of any such laws or regulations, except as set forth in the Disclosure Letter under the caption "Compliance." SCI has not authorized, given or agreed to give any money, gift or similar benefit (other than incidental gifts of articles of nominal value) to any actual or potential distributor, customer, supplier, governmental employee or any other person in a position to assist or hinder SCI in connection with any actual or proposed transaction. SCI holds all of the material permits, licenses, certificates and other authorizations of foreign, federal, state and local governmental agencies required for the conducts of its business or the ownership or leasing of its property. In particular, but without limiting the generality of the foregoing, SCI has not in any material respect violated, or received a written notice or charge asserting any violation of, any laws pertaining to occupational health or safety or the environment (including rules and regulations thereunder).

4.25 Disclosure. Neither this Agreement, nor any other documents delivered hereunder by Shareholders nor the Disclosure Letter contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which the were made, not misleading, and there is no fact which has not been disclosed to DESW of which Shareholders are aware which materially affects adversely or could reasonably be anticipated to materially affect adversely the business, including operating results, assets, customer, distributor, supplier or employee relations, and business operations, of SCI.

ARTICLE V
CONDUCT OF BUSINESS PRIOR TO THE CLOSING

5.1 Conduct of Business Prior to the Closing. Prior to the Closing, unless DESW has otherwise consented (such consent shall not be withheld unreasonably), or as otherwise provided herein, Shareholders shall cause SCI to take the following actions:

5.1.1 SCI shall continue to conduct operations in the ordinary and usual course of business, and maintain its facilities in their current condition.

5.1.2 SCI shall refrain from: (A) issuing, selling, pledging, disposing of or encumbering (i) any additional shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of, any of its capital stock, or (ii) any of its assets, except in the ordinary course of business; (B) amending or proposing to amend its Articles of Incorporation or Bylaws; (C) splitting, combining or reclassifying any outstanding shares of SCI's Common Stock, or declaring or paying any dividend or other distribution payable in cash, stock, property or otherwise with respect to shares of SCI's Common Stock; (D) redeeming, purchasing or acquiring or offering to acquire any shares of SCI's Common Stock; (E) acquiring (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof; (F) incurring any indebtedness for borrowed money or issuing any debt securities except the borrowing of working capital in the ordinary course of business and consistent with past practice; (G) making any payment under Promissory Notes to any employee of SCI, or (H) entering into or proposing to enter into or modifying or proposing to modify in any material respect any material agreement, arrangement or understanding with respect to any of the matters set forth in this Section 5.1.2.

5.1.3 Except in the ordinary course and consistent with past practice, SCI shall refrain from entering into or modifying any employment, severance or similar agreements or arrangements with, or granting any bonuses, salary increases, severance or termination pay to, any officers, directors, employees or consultants.

5.1.4 Except as required by law, SCI shall refrain from adopting or amending any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, trust, fund or group arrangement for the benefit or welfare of any employees or any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any director.

5.1.5 SCI will use its best efforts to cause its current insurance (or reinsurance) policies not to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage substantially equal to the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

5.1.6 SCI shall use its reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees as a group and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it; confer on a regular and frequent basis with representatives of DESW and report operational matters and the general status of ongoing operations to DESW; refrain from taking any action which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue at, or at any time prior to, the Closing Date; after discovery by SCI, notify DESW of any emergency or other change in the normal course of its business or in the operation of its properties and of any governmental or third party complaints, investigations or hearings known to SCI (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing would be material, individually or in the aggregate, to the business, operations or financial condition of SCI or Shareholder's ability to consummate the transactions contemplated by this Agreement; and notify DESW if any Shareholder discovers that any representation or warranty made by any of them in this Agreement was when made, or has subsequently become, untrue in any material respect.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including using reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary filings.

6.2 Notification of Certain Matters. Each party will give prompt written notice to the others of (a) the occurrence or failure to occur of any event, which occurrence or failure has caused, will cause or is likely to cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at, or at any time prior to, the Closing Date, and (b) any material failure of such party, or any officer, director, shareholder, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.3 Director and Officer Indemnification; Liability Insurance. DESW agrees that it will cause SCI to maintain in effect, for a period of at least two years following the Closing Date, the rights to indemnification existing as of the Closing Date under SCI's Bylaws in favor of its directors and officers and, for a period of two years following the Closing Date, liability insurance for SCI's officers and directors substantially equivalent to that maintained by DESW for its officers and directors. Any determination required to be made with respect to whether an indemnified party's conduct complies with the standards set forth under the Bylaws or applicable liability insurance policies will be made by independent counsel selected by DESW and reasonably satisfactory to such indemnified party.

6.4 Access to Information; Confidentiality. At all times from the date hereof to the Closing Date: (a) DESW shall afford the officers, employees, accountants, counsel and other representatives of Shareholders access to all of the properties, books, contracts, commitments and records of DESW; and (b) Shareholders shall cause SCI to afford the officers, employees, accountants, counsel and other representatives of DESW access to all of the properties, books, contracts, commitments and records of SCI. Further, at all times from the date hereof to the Closing Date, DESW on the one hand, and Shareholders and SCI on the other hand, shall promptly furnish to the other (i) a copy of each report, schedule, registration statement or other document filed or received by it during such period pursuant to the requirements of applicable securities laws, and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence until such time as such information otherwise becomes publicly available through no wrongful act of either party and will not use such information other than to evaluate the other party in conjunction with the transactions contemplated by this Agreement. Additionally, in the event of termination of this Agreement for any reason, each party (x) will promptly return all nonpublic documents obtained from the other party, and (y) will refrain from the use or disclosure of any such confidential information provided hereunder. Subject to the limitations above, in the event of a termination of this Agreement for any reason, nothing in this Section 6.4 will preclude a party from developing or offering products or services competitive with those of the other parties.

ARTICLE VII
CLOSING

7.1 Conditions of Each Party to Effect the Closing. The respective obligations of each party to perform at the Closing shall be subject to the fulfillment at or prior to the Closing of the following conditions:

7.1.1 Shareholders and DESW shall have obtained all consents and approvals necessary to the consummation of this Agreement and the transactions contemplated hereby.

7.1.2 There shall be no action, proceeding or pending or actual litigation to enjoin, restrain or prohibit the consummation of the transactions contemplated by this Agreement.

7.1.3 No party hereto will have terminated this Agreement as permitted herein.

7.2 Additional Conditions to Obligations of Shareholders. Shareholders' respective obligation to perform at the Closing is also subject satisfaction of the following condition: The representations and warranties of DESW set forth in ARTICLE III will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date, and DESW will in all material respects have performed each obligation and agreement and complied with each covenant to be performed and complied with by it hereunder at or prior to the Closing.

7.3 Additional Conditions to Obligations of DESW. DESW's obligations to perform at the Closing are also subject to satisfactions of each of the following conditions:

7.3.1 Each of the representations and warranties of Shareholders contained in this Agreement will be true and correct as of the Closing Date as if made at and as of the Closing Date, and Shareholders will in all material respects have performed each obligation and agreement and complied with each covenant to be performed and complied with by them hereunder at or prior to the Closing.

7.3.2 There will have been no material adverse change in the financial condition, liabilities, operating results, business prospects, assets, or employee, customer, licensor or supplier relations of SCI, and there will have been no damage, destruction or loss, individually or in the aggregate, which materially and adversely affects the properties, assets or business of SCI (whether or not covered by insurance).

ARTICLE VIII
MISCELLANEOUS

8.1 Publicity. All press releases and other public announcements regarding this Agreement and the transactions contemplated hereby will be approved by DESW unless otherwise required by law, in which event each party will use best efforts to enable the other party to review, prior to dissemination, the form and substance of such announcements.

8.2 Entire Agreement; Amendments; Further Assurances. This Agreement, including any documents delivered hereunder or ancillary hereto, constitutes the entire agreement of the parties pertaining to the subject matter hereof and supersedes all prior agreements or understandings of the parties. This Agreement may only be amended by a writing signed by all of the parties hereto, but any party hereto can waive any right, condition or agreement of which it is entitled to avail itself, but any such waiver will apply only to the circumstances involved and only if it is in writing. Each party agrees to execute and deliver any other documents and take any other actions necessary to carry out the terms of this Agreement and to consummate the transactions contemplated herein.

8.3 Successors. Neither this Agreement nor any right, remedy, obligation or liability hereunder may be assigned by any party without the prior written consent of the other parties, except that the rights and obligations of any party who is an individual may pass to his estate upon his death. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns.

8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt if delivered personally or if delivered by facsimile (in the latter case, with a copy delivered by first class mail as described below), the next business day if by express mail (overnight delivery) or three days after being sent by registered or certified mail, return receipt requested, postage prepaid:

If to DESW:
DESERT WINDS ENTERTAINMENT CORPORATION
4710 E. Falcon Drive, Suite 207
Mesa, Arizona 85215
Attention: President
Facsimile: (480) 807-5482

If to SCI: SUNNCOMM, INC.
668 N. 44th Street, Suite 220
Phoenix, Arizona 85008
Attention: President
Facsimile: ________________

or at such other address for a party as shall be specified by notice hereunder.

8.5 Governing Law; Severability. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona, without regard to conflict of law principles; provided, however, that all matters pertaining exclusively to the corporate governance of a party will be governed by the laws of the state or province of its incorporation. IN the event that any provision hereof is held to be invalid, void or illegal by any court of competent jurisdiction, the same shall be deemed severable from the remainder of this Agreement, the remaining provisions shall be construed to preserve the intent and purposes of this Agreement and the parties will negotiate in good faith to modify the provision, covenant, term or restriction held to be invalid, void or illegal to preserve each party's anticipated benefits under this Agreement.

8.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

8.7 Interpretation. This Agreement has been prepared and negotiations in connection herewith have been carried on by the joint efforts of the parties hereto and their respective counsel. This Agreement is to be construed fairly and not strictly for or against any of the parties hereto. The Articles and Section headings contained in this Agreement are for convenience of reference only, and shall not effect the meaning or interpretation of any provision hereof. As used in this Agreement, the masculine, feminine and neuter genders will be deemed to include the others if the context requires.

8.8 Disclosure Generally. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant, or agreement contained herein. The inclusion of any information in any written disclosure provided hereunder shall not be deemed to be an admission or acknowledgment by a party, in and of itself, that such information is material to or outside of the ordinary course of the business of such party. Any written information provided by DESW hereunder shall be divided into paragraphs corresponding to the sections of this Agreement. DESW's written information shall constitute disclosure for purposes of all other paragraphs thereof.

8.9 Survival of Representations and Warranties. The representations and warranties of the parties shall survive the Closing for a period of 12 months from the Closing Date.

8.10 Fees and Expenses. The parties shall bear their own fees and expenses in connection with this Agreement.

DESW:

DESERT WINDS ENTERTAINMENT CORPORATION, a Nevada corporation

By:_____\s\__Peter H. Jacobs_____
Peter H. Jacobs
Its: President

SCI:

SUNNCOMM, INC., a Nevada corporation
By:___\s\__John Aquilino___
John Aquilino
Its: Vice President

SHAREHOLDERS:
_____\s\__Peter H. Jacob__
Peter H. Jacobs
______\s\__STEPHEN F. Burg____
STEPHEN F. Burg
_____\s\__John Aquilino______
John Aquilino

Exhibit 3.01
Articles of Incorporation of the Company, as amemded

FILED In The Office Of The Secretary Of State Of The STATE OF NEVADA November 12, 1998 No C26466-98 DEAN HELLER, SECRETARY OF STATE (For filing office use) (For filing office use)	Articles of Incorporation (PURSUANT TO NRS 78) STATE OF NEVADA Secretary of State	Filing fees: Receipt #:

IMPORTANT: Read instructions on reverse side before completing this form.
TYPE OR PRINT (BLACK INK ONLY)

1. NAME OF CORPORATION: DESERT WINDS ENTERTAINMENT CORPORATION 2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served)

Name of Resident Agent: George Ritter

Street Address: 316 California Ave #1109 Reno NV 89509

Street No Street Name City State Zip

3. SHARES: (number of shares the corporation is authorized to issue)
Number of shares with par value 50,000,000 Par Value .001 Number of shares without par value 0

4. GOVERNING BOARD: shall be styled as (check one): X Directors Trustees
The FIRST BOARD OF DIRECTORS shall consist of 2 members and the names and addresses are as follows (attach additional pages if necessary):

CINDY D. CLIFF WILLIAM S. CLIFF	1234 MEADOWLARK DR. VACAVILLE, CA 95687 1234 MEADOWLARK DR. VACAVILLE, CA 95687

5. PURPOSE (optional-see reverse side): The purpose of the corporation shall be:

6. OTHER MATTERS:This form includes the minimal statutory requirements to Incorporate under NRS 78. You may attach additional information in pursuant to RS 78.037 or any other information you deem appropriate. If any of the additional information is contradictory to this form it cannot be filed and will be returned to you for correction. Number of pages attached .

7. SIGNATURES OF INCORPORATORS: The names and addresses of each of the Incorporators signing the articles: (Signatures may be ) (Attach additional pages if there are more than two for corporation)

CINDY D. CLIFF
Name (print)

1234 MEADOWLARK DR, VACAVILLE, CA 95687
Address

S/SCindy D. Cliff
Signature

State of California County of Salano

This instrument was acknowledged before me on
November 11, 1998,
Cindy D. Cliff
Name of Person
as incorporator as incorporator

of DESERT WINDS ENTERTAINMENT CORP
of (name of party on behalf of whom instrument was executed)

S/S Judith M. Rex
Notary Public Signature
(affix notary stamp or seal) (affix notary stamp or seal)

8. CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF

1. GEORGE RITTER hereby accept appointment as Resident Agent for the above named corporation.

S/S George Ritter
Signature of Resident Agent
11-12-98
Date

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
ss.
County of Salano

On 11-9-98 , before me,
S/S Judith M. Rex

Date Name and title of officer
personally appeared
S/S
Cindy Cliff
Name(s) of Signer(s)

SEAL JUDITH REX Commission #1180396 Notory Public-Califorina Salano County My Comm. Expires May 4, 2002

X personally known to me
proved to me on the basis of satisfactory evidence

to be the person(s)whose name(s) is
subscribed to the within instrument and
acknowledged to me that she executed
the same in her authorized capacity(ies),
and that by her signature(s) on the
instrument the person(s) acted, executed
the Instrument.

WITNESS my hand and official seal.
S/S Judith M. Rex
Signature of Notary Public


-----------------------------------------------OPTIONAL--------------------------------------------------

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document
Title or Type of Document:

Document Date: Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer
Signer's Name: Cindy Cliff

Individual
X Corporate Officer - Title(s): Director
Partner -- Limited -- General
Attorney in Fact
Trustee
Guardian or Conservator
Other:

Signer Is Representing: Desert Winds Entertainment Corporation

CERTIFICATE OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
DESERT WINDS ENTERTAINMENT CORPORATION

Pursuant to the provisions of Title 7, Chapter 78 of the Nevada Revised Statutes, the undersigned officers do hereby certify:

FIRST: The name of the corporation is Desert Winds Entertainment Corporation (the "Corporation").

SECOND: The following sets forth the amendment to the following article"

1. Name: The name of the corporation is SunnComm, Inc.

THIRD: The amendment was adopted and approved by the board of directors and shareholders on July 6, 2000. The number of shares outstanding at the time of such adoption was _30,806,781_ and the number of shares entitled to voter thereon was _30,806,781_. The number of shares voted for the amendment were _15,980,250__. The number of votes for the amendment were sufficient for approval.

Dated July 6, 2000

DESERT WINDS ENTERTAINMENT
CORPORATION, a Nevada corporation

By: ___/s/__Peter H. Jacob____
Peter H. Jacobs, its President

By: ___/s/__Stephen Burg___
Stephen Burg, its Secretary

STATE OF ARIZONA )
) ss.
County of Maricopa )

On July 6, 2000, personally appeared before me, a Notary Public, for the State and County aforesaid, Peter Jacobs and Stephen Burg, President and Secretary of Desert Winds Entertainment Corporation, respectively, who acknowledged that they executed the above instrument.

_/s/_Lynn A Marzonie________________
Notary Public

Exhibit 3.02
Current Bylaws of the Company

By-Laws
of the
Desert Winds Entertainment Corporation

Contents

Article I Shareholders

Section 1. Place of Meetings
Section 2. Annual Meetings
Section 3. Special Meetings
Section 4. Shareholder Powers
Section 5. Notice of Meetings
Section 6. Consent to Shareholder Meetings
Section 7. Voting Shareholder List
Section 8. Quorum
Section 9. Voting Rights
Section 10 Proxies


Article II Directors

Section 1. Powers
Section 2 Number and Qualifications
Section 3. Election and Tenure of Office
Section 4 Vacancies
Section 5. Place of Meetings
Section 6. Regular Meetings
Section 7. Special Meetings - Notices
Section 8 Waiver of Notice
Section 9 Directors acting Without a Meeting
By Unanimous Written Consent
Section 10 Notice of Adjournment
Section 11. Quorum
Section 12 Removal of Directors
Section 13 Resignation
Section 14 Compensation
Section 15. Presumption of Assent

Article III Officers

Section 1 Officers
Section 2 Election
Section 3 Subordinate Officers, Etc.
Section 4. Removal and Resignation
Section 5. Vacancies
Section 6. Chairman of The Board
Section 7. President
Section 8. Executive Vice Presidents and Vice Presidents
Section 9. Secretary and Acting Secretaries
Section 10. Treasurer and other Financial positions

Article IV Executive and Other Committees

Section 1 Committees, Consultants and Advisors

Article V Corporate Records, Reports and Documents

Section I. Records
Section 2. Inspection of Books and Records
Section 3. Certification and Inspection of By-laws
Section 4. Checking Accounts, Checks, Drafts,
Section 5 Contracts, Etc., -- How Executed
Section 6. Annual Report

Article VI Certificates and Transfer of Shares

Section 1. Certificates for Shares
Section 2. Transfer on the Books
Section 3. Lost or Destroyed Certificates
Section 4' Transfer Agents and Registrars
Section 5. Closing Stock Transfer Books


Article VII Corporate Seal

Section 1. Corporate Seal

Article VIII Amendments to By-Laws

Section 1. By Shareholders
Section 2. Powers of Directors
Section 3. Record of Amendment

ARTICLE I
Shareholders

Section 1, Place of Meeting.

Meetings of shareholders, including annual, or special may beheld at the office of the Corporation in the State of Nevada, or at such other places as may be more timely appropriate, or at such locations as may be elected by the Board of Directors for reasons specific to the business of the Corporation.

Section 2 Annual Meetings.

a) The annual meetings of shareholders shall be held on the final Thurdsay of each October in each year, if not a legal holiday. If a legal holiday, then the meeting shall be held on the next succeeding business day, at 1:30 PM., time local to the chosen geographical area (Example: Pacific Time; Mountain Time; or Eastern 'lime.). However, the Board of Directors may elect to set the annual shareholders' meeting on a weekend day, if this is deemed appropriate in any given instance, The actual date and hoar of any respective annual shareholders' meeting maybe adjusted if. deemed appropriate by the Board of Directors. The adjusted date should not exceed sixty (60) days prior to, or subsequent to, the regular date as reflected in these By-Laws.

b) At such day and hour as the shareholders' annual meeting shall be held, there shall be an election of the members of the Board. of Directors of the Corporation, by plurality vote. Reports shall be heard; proposals shall be heard, and voted upon if appropriate, and general affairs of the Corporation shall be considered. Such other business as may properly be brought before the meeting and requiring such, shall be transacted.

Section 3. Special Meetings.

Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called by the President, or by the Board of Directors, or by any two or more members thereof, or by one or more shareholders holding not less than one fifth (1/5) of the voting power of the Corporation.

Section 4. Shareholder Powers

Shareholders having by ownership or proxy at least fifty one (51%) percent of the voting power, upon calling and holding a special meeting, or at an annual meeting, of the shareholders may, without an open statement of reason, dismiss the entire Board of Directors, or dismiss certain members of the Board of Directors, including the Chairman, without an open statement of reason. A quorum of shareholders undertaking such action, need only state in the Minutes of the Special Meeting, that the action was taken in the best interests of the shareholders. Notice of such action must be given to tile respective members of the Board, or to all members of the Board or to the Chairman, in writing. A quorum of shareholders, having substantial management and working knowledge of the business of the corporation, may with stated, good and reasonable reason, issue a formal request to the Board to dismiss any officer, consultant or other employee, if for the good of the shareholders. A majority vote of shareholders cannot break a contracted individual serving the corporation, but can issue instructions to the Board to, not renew a respective contract, if for the best interests of the shareholders..

Section 5, Notice of Meetings.

a) Notices of meetings, annual or special, shall be given in writing to the shareholders entitled to vote. Notice shall be prepared accompanied by a proxy form, and mailed by the Corporation's stock transfer agency. In lieu of this procedure, Notice maybe given, being signed by the corporate secretary; the assistant secretary; the president; or a vice president.

b) Notices of meetings shall be sent to the shareholder's address as reflected on the books of' the corporation's stock transfer agent or registrar, and shall be postmarked not less than twenty (20) days nor more than sixty (60) days, prior to a scheduled meeting.

c) Notice of any meeting of shareholders shall specify the place, the day, and the hour of the meeting, and the general nature of points to be covered, as well as noting the most important issues to be covered. In cases of special meetings, the specific nature of the business to be transacted and voted upon shall be made clearly evident.

d) In event of the unusual need for an affirmative vote by shareholders, in order for the corporation to proceed with a transaction for such as would be voted by the Board of Directors to be a benefit to the corporation, but wherein the allowable time factor precludes a formal notification to shareholders in general, then communication to such a group of shareholders as hold over fifty percent (50+%) of the control, voting shares of the corporation, by means of phone or facsimile shall be acceptable. Signatures expressing an affirmative vote, or veto, of over fifty percent of the voting shares of the corporation, received by means of facsimile, directed to the Chief Executive Officer of the corporation or to the Chairman of the Board, shall be acceptable, and shall be enforceable as a bonafide vote of the shareholders, empowering the management of the corporation to immediately proceed with the respective transaction; and shall be presented by the Corporate Secretary For automatic ratification at the next formally scheduled annual or special meeting of the corporation's shareholders. In a case such as this described, hard copy with original signatures, of all such facsimiles sent by shareholders voting in excess of the required 50+%, shall be immediately mailed by the said shareholders to the Corporate Secretary, for the corporation's legal records.

e) When a meeting is adjourned (a Recess) for an uncertain period, of thirty days or more, notice of the adjourned (in effect, postponed) meeting shall be given as in case of an original meeting. Otherwise, upon an adjournment for a specific period of hours or days when at such hour or day, the business of the meeting is scheduled to be completed, it shall not be necessary to give any notice of the continuance or of the business to be transacted, other than by announcement the meeting at which such adjournment is taken.

Section 6. Consent To Shareholder's Meeting.

The transactions of any meeting of shareholders, however called and noticed, shall be valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy. Before or after such meeting, all shareholders entitled to vote and not present in person, nor having executed a proxy for said meeting, shall sign a written waiver of notice or a consent of the holding of such meeting, or the minutes of said meeting shall be approved at the next regular or special meeting of the shareholders, when at such time the transaction(s) conducted at the subject meeting shall be ratified. All waivers, consents and approvals by shareholders shall be maintained by filing a copy of same with the records of the corporation along with a copy of the minutes of any meeting. The originals shall be maintained in separate portfolio or binders, in conjunction with and in close proximity to the Books of Record of original Minutes of the Shareholder Meetings (Two sets of these documents need to be maintained for legal purposes, in event of the destruction of one set.)

Section 7. Voting.

The agent or officer having charge of the stock transfer books of the corporation shall make, at least twenty days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof; arranged in alphabetical order, with address of and number of shares held by each, which list, for a period of twenty days prior to such meeting shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. A stock transfer book comprised of copies of 'proof of transfer pages' received by the corporation from time to time direct from the transfer and registrar agent, or a transfer book maintained by the corporation, if corporation acts as its own stock transfer agent, with said corporate stock records Certified by the Secretary and President, shall be prima facie evidence as to who are the stockholders entitled to vote and to examine such stock transfer books.

Section 8. Quorum.

a) That "majority" of the shares entitled to vote, shall equate to a quorum, and shall be at least fifty one (51%) percent of the issued voting shares of the corporation. The holders of a majority of the shares entitled to vote thereat, present in person, or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by law, by the articles of incorporation, or by these By-Laws.

b) If such majority shall not be present or represented by any meeting of the shareholders, the shareholders entitled to vote thereat, present in pen on, or by proxy4 shall have power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 9. Voting Rights.

a) The Company may have one (1) class of common shares, or two (2) classes of common shares: A-Common Stock and B-Common Stock; and Preferred Stock, one (1) class or Class A and Class B. If two classes of Preferred shares, then each share of Class B Preferred Stock shall represent one thousand (1000) votes, and shall be non-transferable, except by vote of a majority of duly authorized and issued Class B Preferred shareholders.

b) Only such persons whose names and shares entitled to vote stand on the stock records of the corporation on the day of any meeting of the shareholders, or on such other day prior to any meeting of the shareholders, as may be determined by the Board of Directors, as the date for determination of shareholders of record4 shall be entitled to vote at such meeting. Each Common

Share shall be entitled to one vote. Each share of Class-B Preferred Stock shall be entitled to 1,000 votes. Class A-Preferred has no voting rights Cumulated voting shall not be allowed.

Section l0 Proxies.

At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Proxies must be filed before or at the time of any shareholders meeting. Proxies are to be filed with the secretary of the corporation, or another entity, such as the corporate registrar, if these types of services are provided.

ARTICLE 11
Directors

Section 1. Powers.

Subject to the limitation of the Articles of Incorporation; of the By-laws, and the law of the State of Domicile of the corporation, all corporate powers shall be exercised by, or under the authority of the Board of Directors; and the business affairs of this corporation shall be exercised under authority of the Board of Directors, subject to all action as authorized or approved, by the majority vote of the shareholders.

Section 2. Number and Qualification.

The authorized number of directors of the corporation shall be no less than two (2) but any additional number of directors may be elected according to the discretion and vote of the shareholders entitled to exercise the majority of the voting power of the corporation. The corporation shall have an even number of directors, and a Chairman. By majority vote of the shareholders, a Board of Directors may be replaced by a Board of Trustees.

Section 3. Election and Tenure of Office.

The Directors shall be elected by ballot at the annual meeting of the shareholders, and shall generally serve for one year or until their successors have been elected and have qualified. Their term of office shall begin immediately following an election. Exception: Chairman of The Board, or any other director being under specific contract with the corporation creating a circumstance legal but contrary to the general rule, or in event of an unusual circumstance, whereby the Board or some member of the Board would be dismissed prior to the end of a twelve month period..

Section 4 Vacancies

a) Vacancies in the Board of Directors may be filed by a majority vote of the remaining directors, even though less than a quorum, or by a sole remaining director, and each director elected shall hold office until his successor is elected at an annual meeting of shareholders or at a special meeting called for that purpose Exception: Any director elected by the Board of Directors to fill a vacancy, may be relieved of their directorship and a replacement elected by the Board of Directors.

b) The shareholders may at any time elect a director to fill any vacancy not filled by the directors, and may elect additional directors at a meeting whereby shareholder's voting authorizes an increase in the number of directors.

e) A vacancy or vacancies shall be deemed to exist in case of the death, resignation or removal of any director, or if the shareholders shall increase the authorized number of directors, but shall fail at said meeting at which such increase is authorized, or at an adjournment thereof, to elect the additional director(s) provided for.

d) If the Board of Directors accept the resignation tendered by a director, to take effect at a future time, the Board or the shareholders, shall have the power to elect a successor to take office when the said resignation shall become effective.

e) No affirmative vote for reduction in number of directors shall have the effect to removal of any director prior to expiration of his term of office.

Section 5. Place of Meetings.

Meetings of the Board of Directors shall be held at the Executive Offices of the corporation or elsewhere, or at any location designated for that purpose from time to time, by resolution of the Board of Directors or written consent of all members of the Board4 given before or after the meeting and filed with the Secretary of the corporation. A control shareholder or holder of proxies for at least 51% of the voting shares may attend any meeting of the Board of Directors, and may express opinions, but may not vote.

Section 6. Other Regular Meetings.

Regular meetings of the Board of Directors shall be held at such time as shall be fixed by resolution of' the Board and under no circumstances less than once a year.

Section 7 Special Meetings - Notices.

a) Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President, or if he is absent or unable or refuses to act, by the Executive Vice President, or by any Vice President, or any two directors.

b) Written notice of the time and place of special meetings shall be delivered personally to the directors or sent to each director by letter, facsimile or by telegram or other type of express mail, charges paid, addressed to him at the address as it is shown upon the records of the corporation, or to another company office in which any respective director operates, or if it is not shown on such records as are readily ascertainable, then at the place in which the meetings of the directors are regularly held. In event such notice is mailed by any class, telegraphed, or sent by facsimile, it shall be done so in a time frame which under normal circumstances would assure delivery of the notice at least 24 hours prior to such meetings. Such means of notification as provided above shall be due, legal, and personal notice to any director.

Section 8. Waiver of Notice.

When all of the directors arc present at any director's meeting, however called or noticed, and sign a written consent thereto on the records of such meeting, or if a majority of the directors are present, and if those present sign a waiver of notice in writing, whether prior to or after the holding of such meeting, and thereafter said waiver shall be filed with the secretary of the corporation, the transactions thereof arc as valid as if had at a meeting regularly called and noticed. In event only a majority of the directors are present, but the majority number of directors present is that which shall be required to carry a vote, had the total number of directors of the corporation been present, and those present vote unanimously for or against any proposition of the corporation's business, the transactions thereof are as valid as if had at a meeting regularly called and noticed, and attended by the total of the corporation's board members, since the attendance of all of the corporation's board members would not alter the outcome of the vote as carried.

Section 9. Directors Acting in a Quorum Only
Without a Meeting By Written Consent.

Any action required or permitted to be taken by the Board of Directors, may be taken without a physical meeting, and shall carry the same force and effect as if done by the required majority number of board members, as if had at a meeting regularly called, noticed and attended by the same majority of board members or by the total number of board members.

Any document or certificate relating to an action so taken by written consent, shall state thereon that the carrying vote was taken by written consent of the required majority of the Board of Directors of the corporation, in lien of a physical meeting called and noticed, and that the By-Laws of the corporation authorize the directors to so act, when deemed necessary for the best benefit of the corporation.

Section 10. Notice of Adjournment.

Notice of the time and place of holding an adjourned meeting need not be given to absent directors, if the time and place be fixed at the meeting adjourned.

Section 11. Quorum.

a) That 'majority' of directors necessary to constitute a quorum, or to carry a vote, either at a meeting with only a quorum in attendance, or with the total of the Board of Directors in attendance, shall be one half of the number of directors, plus at least one (+1). In event all the directors are in attendance at any meeting of the board, then, one half of the number of directors plus one additional member shall be required to carry an affirmative vote or veto on any transaction In event one half of the directors vote affirmative and one half vote against any transaction or proposed proposition placed before the board, then, the Chairman must be the additional 'one' (1) and shall cast the deciding vote for or against that as was proposed. '[he heretofore stated requirements shall also be requirements for directors acting as a quorum without a meeting.

b) A 'majority' of the number of directors as duly installed, according to the Articles or By-Laws shall be necessary to constitute a quorum for the transaction of the corporation's business, and any action requiring a quorum of the directors to be present at any meeting.

Section 12. Removal of Directors.

Any and all of the directors may be removed for cause by vote of the shareholders or by action of the board. Directors may be removed without cause only by the shareholders.

Section 13. Resignation.

A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be required to render the resignation effective.

Section 14. Compensation

No compensation shall be paid to directors as such, for their services, except by resolution of the board, a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director serving the corporation in any other capacity and receiving compensation therefore.

Section 15. Presumption of Assent

A director of the corporationwho is present at a meeting of the directors at which action on any corporate matter is taken who does not vote shall be presumed to assent to the action taken unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment or immediately after the adjournment of' the meeting. Such right of silent dissent' call be ruled against, at the beginning of any such meeting, arbitrarily by the Secretary of the corporation, or by the acting secretary of the meeting, or by the acting secretary of the meeting at the direct request of any one director or all directors. Such right to dissent shall not apply to a director who initially voted in favor of such action or transaction.

ARTICLE III
Officers

Section 1. Officers.

The officers of the corporation shall be a President; a Secretary; a Treasurer; 'and at the discretion of the Board', an Executive Vice President; one or more Executive Vice Presidents of various corporate divisions or departments; one or more Vice Presidents; one or more Assistant Secretaries; one or more Assistant Treasurers; and such other officers as may be appointed in accordance with provisions of Section 3 of this Article. One person may hold mote than one office excepting those offices of President and Secretary.

Section 2. Elections

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3, or Section 5, of this Article or such officer(s) who may hold a contract, executed to retain such officer(s) for a designated period of time, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or advanced.

Section 3. Subordinate Offices

The Board of Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the By-Laws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation.

a) Any officer may be removed. Either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the board. or. except in case of an officer hosen by the Board of Directors, by any OW icer upon whom such power of removal may be onferred by the Board of' Directors, according to his or her appropriate executive position.

b) Any officer may resign at any time by giving written notice to the Board of Directors or to the Secretary of the corporation. Any such resignation shall take effect at the date of receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Vacancies.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the By-Laws for regular appointments to such office.

Section 6 Chairman of the Board

The Chairman of the Board of Directors shall preside over and assist the Board of Directors in the formulation of policies to be pursued by the executive management of the shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present or represented at shareholders meeting and proceedings thereof.

Section 7 President

The President shall be the chief executive and administrative officer of the corporation. He shall preside at all meetings of the shareholders. He shall see that all orders and resolutions of the Board of Directors are carried into effect and in general shall perform all duties as may from time to time be assigned to him by the Board of Directors and shall have general charge of the business of the corporation. He shall from time to time obtain information concerning the affairs and business of the corporation and shall promptly lay such information before the Board of Directors, or he shall communicate to the Board of Directors as may in his judgment, affect the performance of their official duties. He may sign, alone if authorized, or with the Secretary or any other proper officer of the corporation, any deeds, mortgages, notes bonds, contracts, powers of attorney or other instruments, including certificates for shares of capital stock of the corporation, which the Board of Directors has authorized to be executed. He may employ all agents and shall perform all other duties as may from time to time be delegated to him by the Chairman of the Board of Directors.

Section 8 Vice President

The Vice President shall perform such duties and possess such powers as from time to time may be assigned to them by the President. In the absence of the President or in the event of his inability or refusal to act, the First Executive Vice President of corporate administration shall perform the duties of the President and, when so performing, shall have all the powers of and be subject to all the restrictions upon the President.

Section 9 Secretary

The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings and directors and Shareholders, with the time and place of holding, whether regular of special, and if special, how authorized, the notice thereof given, the names of those present or represented at shareholders meeting and proceedings thereof.

Section 10. Treasurer.

a) The Treasurer shall keep and maintain, or cause to be kept and maintained., adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in-surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of accounts shall at all reasonable times be open to inspection by any director.

b) The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the By-Laws.

Article IV
Executive and other (.7ornmittccs
and Consultants of Special Authorization

Section 1. Committees.

a) The Board of Directors may appoint an executive committee, and such other committees as may be necessary from time to time, consisting of such number of its members and with such powers as it may designate, consistent with the Articles of Incorporation and By-Laws. Such committees shall hold office or be eliminated at the pleasure of the board- The President may appoint such other committees as he may deem to be required from time to time.

b) The Board of Directors may contract with special consultants to the board or special assistants to the board or president, or special business consultants with certain designated powers. A "Business Consultant Advisor to The Board", may be authorized, in the best interests of the shareholders, to negotiate and formalize transactions as an authorized signature", with such transactions having received an affirmative vote by the Board of Directors, prior to such formalization.

Article V
Corporate Records, Reports and Documents

Section 1 - Records.

The corporation shall maintain adequate and correct accounts, books and records of its business and properties. All such books, records and accounts shall be kept at its principal Executive Offices. In event of various business operations divisions, all Original books and records shall be maintained in those Division Offices, with computer, or other transmission to the corporate headquarters and to the corporate Office of Records and Accounting, of all appropriate documents and financial records.

Section 2. Inspection of Books and Records.

All books and records of the corporation shall be open to inspection of the directors from time to time and during reasonable working hours.

Section 3. Certification and Inspection of By-Laws.

The original or a copy of these By-Laws, as amended or otherwise altered to date, certified by the Secretary, shal1 be open to inspection by the shareholders of the company, by appointment.

Section 4. Checks, Drafts, Etc.

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 5. Contracts, Etc. How Executed.

The Board of Directors, except as in the By-Laws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement, or to pledge it's credit, or to render it liable for any purpose or to any amount.

Section 6. Annual Report.

The Board of Directors shall cause an annual report or statement to be sent to the shareholders of this corporation not later than 120 days after the close of the fiscal or calendar year.


Article VI
Certificates and Transfer of Shares

Section 1. Certificates of Shares.

a) Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number; the par value, if any, or a statement that such shares are without par value; 'a statement of the rights, privileges, preferences and restrictions, if any; a statement as to the redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting4 if any; if the share be assessable or, if assessments are collectable by personal action, a plain statement of such facts.

b) Every certificate for shares must be signed by the President or a Vice President and the Secretary or an Assistant Secretary or must be authenticated by facsimile of a signature of' the President and Secretary or by a facsimile of a signature countersigned by a transfer agent or transfer clerk and must be registered by an incorporated bank or trust company, or duly licensed stock transfer and registrar company, either domestic or foreign, as registrar of transfers.

Section 2. Transfer of the Books.

Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation or its licensed transfer agent, to issue a new certificate to the person entitled thereto, cancel the old certificate and to maintain a record of the transaction in a designated office of the corporation.

Exception: In event the directors of the corporation or its transfer agent-registrar, should determine there is reason to suspect any respective certificate of being invalid or fraudulent, said certificate, along with any other documentation, pertinent to such certificate, shall be placed with competent legal counsel for investigation and verification, prior to giving authorization to "transfer".

Section 3. Lost or Destroyed Certificates.

Any person claiming a certificate of' stock to be lost or destroyed shall make an affidavit or affirmation of that fact and as the Board of Directors or stock transfer entity may require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the board an at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to be lost or destroyed.

Section 4. Transfer agent and Registrars.

The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, which shall be an incorporated bank or trust company or a. licensed stock transfer and registrar company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board. of Directors may designate.

Section 5. Closing Stock Transfer Books.

The Board of Directors shall request of its transfer agent and registrar according to any law of the state of its domicile, the close of the transfer books for a period not exceeding thirty days or such period as being in accordance with any existing law, preceding any annual meeting, of the shareholders, or the day appointed for payment of' a dividend.


Article VII
Corporate Seal

Section 1. Seal,

The corporate seal shall be circular in form, and shall have inscribed thereon the name of the corporation, the date of its incorporation, and the state of its domicile.

Article VIII
Amendments to By-Laws

Section 1. By Shareholder.

New By-Laws may be adopted or these By-Laws may be repealed or amended at their annual meeting, or any other meeting of the shareholders called for that purpose, by a vote of shareholders entitled to exercise a majority of the voting power of the corporation, or by written assent of such shareholders.

Section 2. Powers of Directors.

Directors may not amend or repeal any of these By -Laws without assent of the majority vote of the shareholders.

Section 3. Record of Amendments.

The corporation shall keep an accurate succession in bound form, of all By-laws as repealed, and amended, and accurate to date.

I, do hereby certify that the foregoing is a complete and accurate copy of the current By-Laws of the Desert Winds Entertainment Corporation.

___\s\_Michael Paloma_______
Michael Paloma, President

Exhibit 4.01
Form of Convertable Debentures issued through June 27, 2000

NEITHER THIS DEBENTURE NOR THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY OTHER FEDERAL OR STATE SECURITIES LAWS, AND THEY MAY NOT BE SOLD OR OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT AS EXPRESSLY PROVIDED FOR HEREIN. WITHOUT LIMITING THE FOREGOING, NEITHER THIS DEBENTURE NOR THE STOCK ISSUABLE HEREUNDER MAY BE TRANSFERRED FOR A PERIOD OF TWELVE (12) MONTHS AFTER THE DATE OF THIS DEBENTURE OR THE ISSUANCE OF STOCK HEREUNDER UNLESS PERMITTED BY THE TERMS OF THIS DEBENTURE AND APPLICABLE LAW.

SunnComm, Inc.

CONVERTIBLE DEBENTURE DUE ON AUGUST ___, 2001

August __, 2000 (the "Issue Date") US $____________

FOR VALUE RECEIVED, SunnComm, Inc., a Nevada corporation (the "Company") promises to pay to the order of ____________, an individual (the "Holder") on August ___, 2001 (the "'Maturity Date"), the principal sum of ____________ Dollars ($____________), as hereinafter provided.

1. Payment and Interest. The indebtedness outstanding under this Debenture shall bear interest of five percent (5%) per annum. Unless the conversion rights provided under Section 4 or the redemption rights under Section 5 are exercised pursuant to this Debenture, the principal and accrued interest shall be due on the Maturity Date. Payment is to be made at the office of the Holder as reflected in the records of the Company or at such other place as the Holder of this Debenture shall have notified the Company in writing. Nothing herein contained, nor any transaction relating thereto, shall be construed or so operate as to require the Company to pay interest at a greater rate than the maximum allowed by the applicable law relating to this Debenture. Should any interest or other charges, charged, paid or payable by the Company in connection with this Debenture, or any other compensation, payment or earning of interest, be in excess of the maximum allowed by the applicable law as aforesaid, then any and all such excess shall be, and the same hereby is, waived by the Holder, and any and all such excess paid shall be automatically credited against and in reduction of the principal due under this Debenture.

2. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, this Debenture shall be entitled to a claim in liquidation before participation by the holders of any debt subordinate hereto or of any capital stock of the Company. The amount of the claim in liquidation shall equal the amount to which the Holder of this Debenture would be entitled in the case of payment, whether or not this Debenture is eligible for payment at the time of liquidation. A liquidation, dissolution, or winding up of the Company, for purposes of this Section 2, shall not include any consolidation, reorganization, or merger of the Company with or into any other association or corporation, or any acquisition of all or substantially all of the assets and liabilities of the Company by any other association or corporation, whether or not of a different form or subject to the laws or a different jurisdiction, provided the same are not in violation of any of the terms of this Debenture or the agreements contemplated therein.

3. Legal Tender. All payments of principal and interest hereunder shall be in coin or currency of the United States or America which on the respective dates of payment thereof constitutes legal tender for the payment of public and private debt.

4. Conversion of Debenture.

(a) Conversion Following Registration. Upon the effectiveness of the Registration Statement described below in Section 9, this Debenture shall be automatically converted into (1) ____________ fully paid and nonassessable shares of common stock of the Company ("Common Stock").

(b) Mechanics of Conversion. Upon conversion, all obligations of the Company to pay principal and interest hereunder shall be extinguished. Upon conversion, the Holder of this Debenture shall surrender the Debenture during regular business hours at the office of the Company. As promptly as practicable after the surrender of the Debenture as aforesaid, the Company shall deliver or cause to be delivered to the Holder a certificate or certificates for the number of fully paid and nonassessable shares of common stock issuable upon conversion of this Debenture. Such conversion shall be deemed to have been effected immediately prior to the close of business on the effective date of the Registration Statement, the Debenture shall be canceled and rendered null and void, (the "Date Of Conversion"), and at such time the rights of the Holder shall cease and the Holder shall be deemed to have become the holder of record of the shares and warrants issuable hereunder.

(c) Adjustments. If the Company shall effect any capital reorganization or any reclassification of the capital stock of the Company or in case of the consolidation or merger or exchange of the company with or into another corporation or the conveyance of all or substantially all of the assets of the Company to another corporation, the Holder of this Debenture shall be entitled to receive upon the conversion of the Debenture, that type and number of securities to which a holder of the number of shares of common stock into which this Debenture is convertible immediately prior to such event would have been entitled upon such reorganization, reclassification, consolidation, merger or conveyance; and, in any such case, appropriate adjustment, as determined by the Board of Directors, shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holder of this Debenture, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Debenture. If the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares or pay a dividend in shares of common stock to the outstanding common stock, or combine the outstanding shares of common stock into a smaller number of shares, the conversion rate for this Debenture in effect immediately prior to such subdivision, dividend or combination shall be adjusted proportionately simultaneously with such event.

5. Right to Redeem. At any time prior to the Maturity Date, the Company shall have the right to pre-pay this Debenture by paying the full amount of principal and the full amount of interest accrued as of the date of redemption. Upon redemption, the Company shall have no further obligations under this Debenture.

6. Reservation of Shares. The Company covenants and agrees that, during the period within which conversion rights represented by this Debenture may be exercised, the Company will at all times have authorized and reserved, solely for the purpose of such possible conversion, free from preemptive rights, out of its authorized but unissued shares, a sufficient number of shares of its common stock to provide for the exercise in full of the conversion rights represented by this Debenture. In accordance with and subject to applicable laws and regulations, the Company shall from time to time increase its number of authorized shares of common stock so as to maintain a number of such shares sufficient to permit the conversion of common stock if necessary to ensure such conversion.

7. Registration and Transfer of this Debenture. No right or interest in this Debenture may be transferred except to a successor by inheritance or intestate succession, and such successor shall, as a condition of succession, accept by written instrument reasonably acceptable to the Company each of the terms and conditions that govern this Debenture. Without limiting the foregoing, neither this Debenture nor the stock issuable hereunder may be transferred for a period of twelve (12) months after the date of this Debenture or the issuance of stock hereunder unless permitted by the terms of this Debenture and applicable law.

8. Lost Documents. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Debenture or any Debentures exchanged for it, and (in case of loss, theft or destruction) of indemnity satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of such Debenture, if mutilated, the Company will make and deliver in lieu of such Debenture a new Debenture of the same series and of like tenor and unpaid principal amount.

9. Registration Rights.

(a) The Company shall use reasonable best efforts to, within three (3) months from receipt thereof, include the shares of common stock issuable upon conversion of this Debenture in the next registration statement ("Registration Statement") filed with the Securities and Exchange Commission by the Company under the Securities Act, and have such Registration Statement declare effective no later than the first anniversary from the date hereof so that upon issuance the shares issuable hereunder will be freely tradable, provided that the Holder shall furnish to the Company all appropriate information in connection therewith as the Company may reasonably request.

(b) The Company shall (1) bear the costs, expenses and fees incurred in connection with any such registration, excluding any broker fees, selling commissions and out of pocket costs and expenses of the Holder; (2) supply prospectuses and other documents as the Holder may reasonably request; (3) use its reasonable best efforts to register and qualify the shares issuable hereunder for sale in such states as the Holder designates; (4) do any and all other acts and things that may be necessary or desirable to enable Holder to consummate the public sale or other disposition of the shares issuable hereunder; and (5) enter into cross-indemnification arrangements with the Holder with respect to matters arising from such Registration Statement and public offering.

10. Definitions. The term Holder means the Holder and each subsequent holder of this Debenture; and any consent, waiver or agreement in writing by the then Holder with respect to any matter or thing in connection with this Debenture, whether altering any provision hereof or otherwise, shall bind all subsequent holders of this Debenture.

11. Miscellaneous.

(a) Transfer. No right or interest in this Debenture is transferable except as provided in Section 7. Upon automatic conversion, the shares issued upon cancellation of the Debenture will be fully tradable.

(b) Notices. Any notice or communication to be given pursuant to this Debenture shall be in writing and shall be delivered in person or by certified mail, return receipt requested, in the United States mail, postage prepaid. Notices to the Company shall be addressed to the Company's principal office. Notices to the Holder shall be addressed to the Holder's address as reflected in the records of the Company. Notices shall be effective upon delivery in person, or, if mailed, at midnight on the fifth business day after mailing.

(c) Issue Tax. The issuance of certificates for shares of Common Stock upon the exercise of this Debenture shall be made without charge to the Holder for any issuance tax in respect thereof, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the Holder of the Debenture exercised.

(d) No Shareholder Rights. This Debenture shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

(e) Current Information. The Company shall cause copies of all financial statements and reports, proxy statements and other documents that are provided to its shareholders to be sent by first class mail, postage prepaid, on the date of mailing to such shareholders, to the Holder at the address reflected in the records of the Company.

(f) Governing Law. This Debenture shall be governed by and construed in accordance with the laws of the State of Arizona.

(g) Successors. The covenants, agreements and provisions of this Debenture shall bind the parties hereto and their respective successors and permitted assigns.

(h) Integrated Agreement; Modification. This Debenture is a complete statement of the agreement of the parties with respect to the subject matter hereof and may be modified only by written instrument executed by the parties.

IN WITNESS WHEREOF, the Company has executed this Debenture as of the Issue Date.

ATTEST:

SunnComm, Inc., a Nevada corporation
By: _____\s\__Stephen F. Burg___________	By: ____\s\___Peter H. Jacobs______
By: Stephen F. Burg, Secretary	By: Peter H. Jacobs, President

Exhibit 10.01
Employment Agreement between Peter H. Jacobs and the Company

EMPLOYMENT AGREEMENT

THIS AGREEMENT (this "Agreement") is by and between SUNNCOMM, INC., a Nevada corporation ("Company"), and PETER H. JACOBS, an individual ("Employee").

RECITALS:

A. Company is engaged, among other things, in the business of developing, licensing, and distributing multi media content ("Company Business"). Employee has substantial experience and expertise in the area of executive management.

B. Company desires to retain the services of Employee as an executive, to act as its CHIEF EXECUTIVE OFFICER and PRESIDENT, and Employee desires and is willing to continue employment with the Company in that capacity.

C. Company and Employee desire to embody the terms and conditions of Employee's employment in a written agreement, which will supersede all prior agreements of employment, whether written or oral, pursuant to the terms and conditions hereinafter set forth.

D. The Board of Directors of Company (the "Board"), has determined that it is in the best interests of Company and its shareholders to assure that Company will have the continued dedication of Employee, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined in Section 6(1)) of Company. The Board believes it is imperative to diminish the inevitable distraction of Employee by virtue of the personal uncertainties and risks created by a pending or threatened Change of Control and to encourage Employee's full attention and dedication to Company currently and in the event of any threatened or pending Change of Control, and to provide Employee with compensation and benefits arrangements upon a Change of Control which ensure that the compensation and benefits expectations of Employee will be satisfied and which are competitive with those of other corporations. Therefore, in order to accomplish these objectives, the Board has caused Company to enter into this Agreement.

AGREEMENT

In consideration of the recitals and mutual agreements hereinafter set for the, the parties agree as follows:

1. . Company agrees to continue to employ Employee on a full-time basis, in accordance with the terms and conditions set forth herein, and Employee agrees to accept such continued full-time employment in accordance with said terms and conditions. Employee shall have such duties and responsibilities as shall be allocated to him from time to time by the Board in his capacity as the Chief Executive Officer and President. Employee's title and duties may be changed from time to time in the discretion of Company's Board so long as he is maintained in an executive capacity with duties, responsibilities and privileges commensurate with his current level of employment. Employee agrees to devote his full time, skill, knowledge and attention to the business of Company and the performance of his duties under this Agreement. Employee shall report directly to the Board.

2. Term. The initial term (the "Term") of employment under this Agreement shall commence on June 1, 2000 (the "Effective Date") and shall continue for a period of five (5) years, unless earlier terminated as set forth in Section 6 below. Thereafter, this Agreement shall automatically renew for an additional three-year period (the "Renewal Term") unless either party gives the other written notice of non-renewal at least 30 days prior to the expiration of the Term or Renewal Term.

3. Compensation.

(a) Base Salary. Company agrees to pay Employee an initial annual base salary of $100,000, before deducting all applicable withholdings which shall be payable in accordance with Company's standard executive payroll policies as they may be revised from time to time. Employee's annual base salary shall thereafter be subject to annual adjustment in accordance with Company's standard executive compensation policies, but in mo event shall Employee's annual base salary be less than $100,000 per year during the Term or Renewal Term.

(b) Incentive Bonus. After commencing his duties as Chief Executive Officer and President, Company's Executive Committee shall design and present to the Board for review, adjustment and adoption, an incentive compensation program for key employees. Employee shall be designated as a key employee and shall be entitled to participate in such program, and if financial targets established pursuant to the program are met, will be eligible to earn in any year an additional maximum amount of compensation in the form of stock, stock options and/or cash as determined by Company's Executive Committee.

(c) Stock Options. Upon the execution of the Agreement, Employee shall receive options to acquire up to 2 million shares of the Common Stock of the Company at a price of $ .20 each. Such stock options shall be exercisable from the date Company commences trading on a national exchange until the expiration of the Term, notwithstanding any termination during the Term pursuant to Section 6(c) herein. The issuance of said stock options does not preclude Company from issuing to Employee additional stock options pursuant to a qualified or non-qualified plan.

(d) Deductions. Company shall deduct from the payments make to Employee hereunder any federal, state or local withholding or other taxes or charges which Company is required to deduct under applicable law, and all amounts payable to Employee under this Agreement are stated before any such deductions. Company shall have the right to rely upon written opinion of counsel if any questions arise as to any deductions.

4. Benefits.

(a) Insurance. In addition to the compensation described above, while Employee is employed hereunder, Company shall pay for and provide Employee with the same amount and type of health, medical and life insurance as is provided from time to time to executive officers of Company during the Term and Renewal Term, if applicable.

(b) Accommodations. Company shall arrange for and pay for living accommodations for a period of one year from the effective date of this Agreement.

(c) Travel Expenses. Travel expenses between Sacramento and Phoenix shall be paid for by Company on a weekly basis on such airlines and service as requested by Employee. All business related travel expenses shall be paid for or reimbursed by Company to Employee on a timely basis.

(d) Automobile. Company shall provide a vehicle for Employee's exclusive use while in the Phoenix area. At employee's option, said vehicle may be leased weekly, or a long term lease, with payments not to exceed $600 per month, shall be executed by Company for said vehicle of Employee's choice.

(e) Expense Reimbursement. In addition to the compensation and benefits provided above, Company shall, upon prior approval of the Executive Committee and receipt of appropriate documentation, reimburse Employee each month for his reasonable travel, lodging and other ordinary and necessary business expenses consistent with Company's policies as in effect from time to time.

(f) Retirement Plan. In addition to the compensation and benefits provided above, Company shall pay for and provide Employee a retirement or pension plan as is provided from time to time to executive officers of Company during the Term and Renewal Term, if applicable.

5. Vacation. Employee shall be entitled to vacation with pay in accordance with Company's vacation policy as in effect from time to time. In addition, Employee shall be entitled to such holidays as Company may approve for its executive personnel.

6. Termination. The Board may terminate Employee's employment by Company prior to the expiration of the Term or Renewal Term in the manner provided in either Section 6(a) or Section 6(b). Additionally, if notice of non-renewal is given pursuant to Section 2, the term of employment shall expire at the end of the Term and Employee shall be entitled to compensation as provided in Section 6(e).

(a) For Cause. Company may terminate this Agreement for cause upon written notice to the Employee stating the facts constituting such cause, provided that Employee shall have 10 days following such notice to cure any conduct or act, if curable, alleged to provide grounds for termination for cause hereunder. In the event of termination for cause, any unexercised stock options granted pursuant to Section 3(c) shall automatically expire, and Company shall be obligated to pay Employee only the salary due to him through the date of termination pursuant to Section 3(a). Cause shall include material neglect of duties, willful failure to abide by ethical and good faith instructions or policies from or set by the Board, commission of a felony or serious misdemeanor offense or pleading guilty or no contest to same, the commission by Employee of an act of dishonesty or moral turpitude involving Company, Employee's breach of this Agreement, breach by Employee of any other material obligation to Company, or upon the bankruptcy, receivership, dissolution or cessation of business of Company.

(b) Without Cause. Company may terminate this Agreement at any time immediately, without cause, by giving written notice to Employee. Any termination resulting from a Change of Control as defined below shall constitute a termination without cause without the necessity of written notice to Employee. Upon termination under this Section 6(b), Company shall (i) pay to Employee his base salary at the time of termination due him through the date of the expiration of the Term, or Renewal Term, if applicable; and (ii) within 60 days after the end of the fiscal year in which termination pursuant to this Section 6(b) occurs, Employee shall be entitled to receive a separation bonus payment in an amount equal to 2.99 times his respective annual base salary at the time of termination.

(c) Disability. If during the Term, or Renewal Term, if applicable, Employee fails to perform his duties hereunder because of physical or mental illness or other incapacity for a period of two consecutive months, or for 45 days during any 120-day period, Company shall have the right to terminate this Agreement without further obligation hereunder except for any bonus amount payable in accordance with this Section 6(c) and any amounts payable pursuant to disability plans generally applicable to executive employees. Company shall provide Employee with notice of commencement of the disability period, which period cannot commence more than seven (7) days prior to the date of the notice. If there is any dispute as to whether Employee is or was physically or mentally disabled under this Agreement, or whether his disability has ceased and he is able to resume his duties, such question shall be submitted to a licensed physician agreed upon by the parties. Employee shall submit to such examinations and provide information as such physician may request, and the determination of such physician as to Employee's physical or mental condition shall be binding and conclusive on the parties. Company agrees to pay the cost of any such physician's services, tests and examinations.

(d) Death. If Employee dies during the Term, or Renewal Term, if applicable, this Agreement shall terminate immediately, and the Employee's legal representatives shall be entitled to receive the base salary due the Employee through the last day of the calendar month in which his death shall have occurred and any other death benefits generally applicable to executive employees.

(e) Non-Renewal. If Employee's term of employment is not renewed by Company as contemplated by Section 2 at the end of the Term, Company shall, (i) pay to Employee the base salary due to him through the end of the Term, less applicable withholdings; and (ii) within 60 days after the end of the fiscal year in which the termination of employment pursuant to this Section 6(e) occurs, Employee shall be entitled to receive a separation bonus in an amount equal to 2.99 times Employee's annual base salary at the time of such termination.

(f) Change of Control. A "Change of Control" shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

(i) Any "person" (as such term is used in Section 13(d) and 14(d)) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or "persons" acting in concert, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of Company's then outstanding securities, provided that the term "person" for purposes of this Section 6(f)(i) shall exclude Company or any trustee or other fiduciary holding securities under an employee benefit plan of Company; or

(ii) The stockholders of Company approve an acquisition and/or merger of consolidation of Company with any other corporation, other than (A) an acquisition and/or a merger of consolidation which would result in the voting securities of Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of Company, at least seventy percent (70%) of the combined voting power of the voting securities of Company or such surviving entity outstanding immediately after such merger or consolidation, or (B) an acquisition and/or merger or consolidation effected to implement a recapitalization of Company (or similar transaction) in which voting power of Company's then outstanding securities; or

(iii) The stockholders of Company approve a plan of complete liquidation of Company or an agreement for the sale or disposition by Company of all or substantially all Company's assets.

7. Non-competition: Confidential Information.

(a) Confidential Information. Employee acknowledges that Employee may receive, or contribute to the production of, Confidential Information. For purposes of the Agreement, Employee agrees that "Confidential Information" shall mean information of material proprietary to Company of designated as Confidential Information by Company and not generally known by non-Company personnel, which Employee develops or of or to which Employee may obtain knowledge or access through or as a result of Employee's relationship with Company (including information conceived, originated, discovered or developed in whole or in part by Employee). Confidential Information includes, but is not limited to, the following types of information and other information of a similar nature (whether or not reduced to writing) related to Company's business: discoveries, inventions, ideas, concepts, research, development, processes, procedures, "know-how", formulae, marketing techniques and materials, marketing and development plans, business plans, customer names and other information related to customers, price lists, pricing policies, financial information, employee compensation, and computer programs and systems. Confidential Information also includes any information described above which Company obtains from another party and which Company treats as proprietary or designates as Confidential Information, whether or not owned by or developed by Company. Employee acknowledges that the Confidential Information derives independent economic value, actual or potential, from not being generally know to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use. Information publicly known without breach of this Agreement that is generally employed by the trade at or after the time Employee first learns of such information, or generic information or knowledge which Employee would have learned in the course of similar employment or work elsewhere in the trade, shall not be deemed part of the Confidential Information. Employee further agrees:

(i) To furnish Company on demand, at any time during or after employment, a complete list of the names and addresses of all present, former and potential customers and other contacts gained while an employee of Company in Employee's possession, whether or not in the possession or within the knowledge of Company;

(ii) that all notes, memoranda, documentation records in any way incorporating or reflecting any Confidential Information shall belong exclusively to Company, and Employee agrees to turn over all copies of such materials in Employee's control to Company upon request or upon termination of Employee's employment with Company.

(iii) that while employed by Company and thereafter Employee will hold in confidence and not directly or indirectly reveal, report, publish, disclose or transfer any of the Confidential Information to any person or entity, or utilize any of the Confidential Information for any purpose, except in the course of Employee's work for Company; and

(iv) that any idea in whole or in part conceived of or made by Employee during this term of his employment, consulting, or similar relationship with the Company which relates directly or indirectly to Company's current or planned lines of business and is made through the use of any of the Confidential Information of Company or any of Company's equipment, facilities, trade secrets or time, or which results from any work performed by Employee for Company, shall belong exclusively to Company and shall be deemed a part of the Confidential Information for purposes of this Agreement. Employee hereby assigns and agrees to assign to Company all rights in and to such Confidential Information whether for purposes of obtaining patent or copyright protection or otherwise. Employee shall acknowledge and deliver to Company, without charge to Company (but at its expense) such written instruments and do such other acts, including giving testimony in support of Employee's authorship or inventorship, as the case may be, necessary in the opinion of Company to obtain patents or copyrights or to otherwise protect or vest in Company the entire right and title in and to the Confidential Information.

(b) Non-competition. During the Term, Employee agrees that he shall not enter into or engage, directly or indirectly, whether on his own account or as a shareholder (other than as a less than 2% shareholder of a publicly-held company), partner, joint venturer, employee, consultant, advisor, and/or agent, of any person, firm, corporation, or other entity, in any or all of the following activities:

(i) Engaging in Company Business in the United States;

(ii) soliciting the past or existing customers, clients, suppliers, or business patronage of Company or any of its predecessors, affiliates or subsidiaries, or use any Confidential Information (as defined in Section 7(a)) for the purpose of, or which results in, competition with Company or any of its affiliates or subsidiaries;

(iii) soliciting the employment of any employees of Company or any of its affiliates or subsidiaries; and

(iv) promoting or assisting, financially or otherwise, any person, firm, association, corporation, or other entity engaged in the Company Business in the United States.

(c) Injunctions. It is agreed that the restrictions contained in this Section 7 are reasonable, but it is recognized that damages in the event of the breach of any of the restrictions will be difficult or impossible to ascertain; and, therefore, Employee agrees that, in addition to and without limiting any other right or remedy Company may have. Company shall have the right to an injunction against Employee issued by a court of competent jurisdiction enjoining any such breach without showing or proving any actual damage to Company.

(d) Employee also agrees, acknowledges, covenants, represents and warrants as follows:

(i) That he has read and fully understands the foregoing restrictions and that he has consulted with a competent attorney regarding the uses and enforceability of restrictive covenants;

(ii) that he is aware that there may be defenses to the enforceability of the foregoing restrictive covenants, based on time or territory considerations, and that he knowingly, consciously, intentionally and entirely voluntarily, irrevocably waives any and all such defenses and will not assert the same in any action or other proceeding brought by Company for the purpose of enforcing the restrictive covenants or in any other action or proceeding involving him and Company;

(iii) that he is fully and completely aware that, and further understands that, the foregoing restrictive covenants are an essential part of the consideration for Company entering into this Agreement and that Company is entering into this Agreement in full reliance on these acknowledgements, covenants, representations and warranties; and

(iv) that the existence of any claim or cause of action by him against Company, if any, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by Company of the foregoing restrictive covenants which shall be litigated separately.

(e) If period of time and/or territory described above are nevertheless held to be in any respect an unreasonable restriction (after giving due consideration to the provisions of Section 7(d) above), then it is agreed that the court so holding may reduce the territory to which the restriction pertains or the period of time in which it operates or may reduce both such territory and such period, to the minimum extent necessary to render such provision enforceable.

(f) The obligations described in this Section 7 shall survive any termination of the Agreement or any termination of the employment relationship created hereunder for the maximum period of time said obligations may be legally enforced.

(8) Inventions and Creations.

(a) Employee agrees that all inventions, discoveries, developments, improvements, ideas, distinctive marks, symbols or phrases, copyrightable creations, works of authorship, mask works and other contributions including but not limited to software, advertising, design, artwork, manuals and writings (collectively referred to as "Creations"), whether or not protectable by statute, which have been, or are in the future conceived, created, made, developed or acquired by Employee, wither individually or jointly, while employee is retained by Company and relate in any manner to Employee's work for Company, the research or business of Company or fields into which the business of Company may extend, belong to Company. Employee hereby sells, assigns, and transfers to Company exclusively and irrevocably, without further compensation, all ownership, title and rights in and to all of the Creations. Employee further agrees to promptly and fully disclose the Creations to Company in writing, if requested by Company, and to execute and deliver any and all lawful applications, assignments and other documents which Company requests for protecting the Creations in the United States or any other country. Company shall have the full and sole power to prosecute such applications and to take all other actions concerning the Creations, and Employee agrees to cooperate fully, at the expense of Company, in the preparation and prosecution of all such applications and any legal actions and proceedings concerning the Creations.

(b) Employee agrees and warrants that the Creations will be Employee's original work and will not improperly or illegally incorporate any material created by or belonging to others.

(c) Employee agrees to and does hereby sell, assign, convey and transfer to Company any and all manuscripts, programs, writings, pictorial materials, originals, camera-ready copies, and all drafts and notes of the Creations, regardless of the media in which they might exist, and to provide these materials to Company promptly whenever requested by Company and upon completion of the Agreement, and to execute documents, give testimony and otherwise cooperate fully with Company to establish and/or confirm Company's ownership, patent, copyright and/or trademark rights concerning the Creations.

(d) Without diminishing in any way the rights granted to Company above, if a Creation is described in a patent, copyright or trademark application, or is disclosed to a third party by Employee within two (2) years after Employee's employment with Company is terminated, Employee agrees that it is to be presumed that the Creation was conceived, created, made, developed or acquired by Employee during the period of his employment with Company, unless Employee can prove otherwise by clear and convincing evidence.

9. Governing Law and Venue. Nevada law shall govern the construction and enforcement of this Agreement and the parties agree that any litigation pertaining to this Agreement shall be in courts located in Maricopa County, Arizona.

10. Construction. The language in all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning and not strictly for nor against any party. The Section headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. All terms used in one number or gender shall be construed to include any other number or gender as the context may require. The parties agree that each party has reviewed this Agreement and has had the opportunity to have counsel review the same and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement or any amendment or any exhibits thereof.

11. Nondelegability of Employee's Rights and Company Assignment Rights. The obligations, rights and benefits of Employee hereunder are personal and may not be delegated, assigned or transferred in any manner whatsoever, nor are such obligations, rights or benefits subject to involuntary alienation, assignment or transfer. Upon reasonable notice to Employee, Company may transfer Employee to an affiliate of Company, which affiliate shall assume the obligations of Company under this Agreement. This Agreement shall be assigned automatically to any entity merging with or acquiring Company or its business.

12. Assignment. This Agreement and the respective rights, duties and obligations of Employee hereunder may not be assigned or delegated by Employee.

13. Severability. In the event any term or provision of this Agreement is declared by a court of competent jurisdiction to be invalid or unenforceable for any reason, this Agreement shall remain in full force and effect, and either (a) the invalid or unenforceable provision shall be modified to the minimum extent necessary to make it valid and enforceable or (b) if such a modification is not possible, this Agreement shall be interpreted as if such invalid or unenforceable provision were not a part hereof.

14. Attorney's Fees. Except as otherwise provided herein, in the event any party hereto institutes an action or other proceeding to enforce any rights arising out of this Agreement, the party prevailing in such action or other proceeding shall be paid all reasonable costs and attorneys' fees by the non-prevailing party, such fees to be set forth by the court and not by a jury and to be included in any judgment entered in such proceeding.

15. Consideration. It is expressly understood and agreed that this document sets forth the entire consideration for this Agreement, and that said consideration for this Agreement is contractual and not a mere recital.

16. Construction. This Agreement is a negotiated agreement and any documents delivered pursuant hereto shall be construed without regard to the identity of the persons or entities who or which drafted the various provisions thereof. Every provision of this Agreement and such other employment-related documents shall be construed as though all parties participated equally in the drafting thereof. Any legal rule of construction that a document is to be construed against the drafting party shall not be applicable and is expressly waived by Company and Employee.

17. Counterparts. This Agreement may be executed in any number of counterparts, all such counterparts shall be deemed to constitute one and the same instrument, and each of said counterparts shall be deemed an original hereof.

18. Captions. The captions used in this Agreement are inserted for convenience only and shall not affect the meaning or construction of this Agreement.

19. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed duly given upon receipt if either personally delivered, sent by certified mail, return receipt requested, or sent by a nationally-recognized overnight courier service, addressed to the parties as follows:

If to Company: SunnComm, Inc.
668 N. 44th Street, Suite 220
Phoenix, Arizona 85008

Attn: General Counsel

If to Employee: Peter H. Jacobs
4850 Gastman Way
Fair Oaks, California 95628

or to such other address as any party may provide to the other in accordance with this Section.

20. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof (i.e., Employee's employment by Company) and supersedes all prior or contemporaneous understandings or agreements in regard thereto; provided, however, that (except as otherwise set forth herein) this Agreement shall not affect or supersede any rights of Company under any other contracts or other agreements between or otherwise involving the parties, any restrictive covenants or any similar agreements. No modification or addition to this Agreement shall be valid unless in writing, specifically referring to this Agreement and signed by all parties hereto. No waiver of any rights under this Agreement shall be valid unless in writing and signed by the party to be charged with such waiver. No waiver of any term or condition contained in this Agreement shall be deemed or construed as a further or continuing waiver of such term or condition contained in this Agreement shall be deemed or construed as a further or continuing waiver of such term or condition, unless the waiver specifically provides otherwise.

IN WITNESS WHEREOF, the parties have executed this Agreement on the __1st__ day of June, 2000.

SUNNCOMM, INC.,
a Nevada corporation

By: ______\s\___Stephen F. Burg____ Stephen F. Burg, Secretary	EMPLOYEE: By: _____\s\___Peter H. Jacobs____

Exhibit 10.02
Employment Agreement between John Aquilino and the Company

EMPLOYMENT AGREEMENT

THIS AGREEMENT (this "Agreement") is by and between SUNNCOMM, INC., a Nevada corporation ("Company"), and JOHN AQUILINO, an individual ("Employee").

RECITALS:

A. Company is engaged, among other things, in the business of developing, licensing, and dispersing multi media content ("Company Business"). Employee has substantial experience and expertise in the area of executive management.

B. Company desires to retain the services of Employee as an executive, to act as its President of its technology and entertainment division, and Employee desires and is willing to continue employment with the Company in that capacity.

C. Company and Employee desire to embody the terms and conditions of Employee's employment in a written agreement, which will supersede all prior agreements of employment, whether written or oral, pursuant to the terms and conditions hereinafter set forth.

D. The Board of Directors of Company (the "Board"), has determined that it is in the best interests of Company and its shareholders to assure that Company will have the continued dedication of Employee. Therefore, in order to accomplish these objectives, the Board has caused Company to enter into this Agreement.

AGREEMENT

In consideration of the recitals and mutual agreements hereinafter set for the, the parties agree as follows:

1. Employment. Company agrees to continue to employ Employee on a full-time basis, in accordance with the terms and conditions set forth herein, and Employee agrees to accept such continued full-time employment in accordance with said terms and conditions. Employee shall have such duties and responsibilities as shall be allocated to him from time to time by the President in his capacity as the President of it's technology and entertainment division. Employee's title and duties may be changed from time to time in the discretion of Company's President so long as he is maintained in an executive capacity with duties, responsibilities and privileges commensurate with his current level of employment. Employee agrees to devote his full time, skill, knowledge and attention to the business of Company and the performance of his duties under this Agreement. Employee shall report directly to the President.

2. Term. The initial term (the "Term") of employment under this Agreement shall commence on June 1, 2000 (the "Effective Date") and shall continue for a period of two (2) years, unless earlier terminated as set forth in Section 6 below. Thereafter, this Agreement shall automatically renew for an additional two-year period (the "Renewal Term") unless either party gives the other written notice of non-renewal at least 30 days prior to the expiration of the Term or Renewal Term.

3. Compensation.

(a) Base Salary. Company agrees to pay Employee an initial annual base salary of $75,000, before deducting all applicable withholdings which shall be payable in accordance with Company's standard executive payroll policies as they may be revised from time to time. Employee's annual base salary shall thereafter be subject to annual adjustment in accordance with Company's standard executive compensation policies, but in no event shall Employee's annual base salary be less than $75,000 per year during the Term or Renewal Term.

(b) Incentive Bonus. After commencing his duties as President of the technology and entertainment division, Company's Executive Committee shall design and present to the Board for review, adjustment and adoption, an incentive compensation program for key employees. Employee shall be designated as a key employee and shall be entitled to participate in such program, and if financial targets established pursuant to the program are met, will be eligible to earn in any year an additional maximum amount of compensation in the form of stock, stock options and/or cash as determined by Company's Executive Committee.

c) Stock Options. Upon the execution of the Agreement, Employee

shall be entitled to participate in any qualified or non-qualified stock option plan available to all employees

(d) Deductions. Company shall deduct from the payments make to Employee hereunder any federal, state or local withholding or other taxes or charges which Company is required to deduct under applicable law, and all amounts payable to Employee under this Agreement are stated before any such deductions. Company shall have the right to rely upon written opinion of counsel if any questions arise as to any deductions.

4. Benefits.

(a) Insurance. In addition to the compensation described above, while Employee is employed hereunder, Company shall pay for and provide Employee with the same amount and type of health, medical and life insurance as is provided from time to time to executive officers of Company during the Term and Renewal Term, if applicable.

(b) Travel Expenses. All business related travel expenses shall be paid for or reimbursed by Company to Employee on a timely basis.

(c) Expense Reimbursement. In addition to the compensation and benefits provided above, Company shall, upon prior approval of the Executive Committee and receipt of appropriate documentation, reimburse Employee each month for his reasonable travel, lodging and other ordinary and necessary business expenses consistent with Company's policies as in effect from time to time.

(d) Retirement Plan. In addition to the compensation and benefits provided above, Company shall pay for and provide Employee a retirement or pension plan as is provided from time to time to executive officers of Company during the Term and Renewal Term, if applicable.

5. Vacation. Employee shall be entitled to vacation with pay in accordance with Company's vacation policy as in effect from time to time. In addition, Employee shall be entitled to such holidays as Company may approve for its executive personnel.

6. Termination. The Board may terminate Employee's employment by Company prior to the expiration of the Term or Renewal Term in the manner provided in either Section 6(a) or Section 6(b). Additionally, if notice of non-renewal is given pursuant to Section 2, the term of employment shall expire at the end of the Term and Employee shall be entitled to compensation as provided in Section 6(e).

(a) For Cause. Company may terminate this Agreement for cause upon written notice to the Employee stating the facts constituting such cause, provided that Employee shall have 10 days following such notice to cure any conduct or act, if curable, alleged to provide grounds for termination for cause hereunder. In the event of termination for cause, any unexercised stock options granted pursuant to Section 3(c) shall automatically expire, and Company shall be obligated to pay Employee only the salary due to him through the date of termination pursuant to Section 3(a). Cause shall include material neglect of duties, willful failure to abide by ethical and good faith instructions or policies from or set by the Board, commission of a felony or serious misdemeanor offense or pleading guilty or no contest to same, the commission by Employee of an act of dishonesty or moral turpitude involving Company, Employee's breach of this Agreement, breach by Employee of any other material obligation to Company, or upon the bankruptcy, receivership, dissolution or cessation of business of Company.

(c) Disability. If during the Term, or Renewal Term, if applicable, Employee fails to perform his duties hereunder because of physical or mental illness or other incapacity for a period of two consecutive months, or for 45 days during any 120-day period, Company shall have the right to terminate this Agreement without further obligation hereunder except for any bonus amount payable in accordance with this Section 6(c) and any amounts payable pursuant to disability plans generally applicable to executive employees. Company shall provide Employee with notice of commencement of the disability period, which period cannot commence more than seven (7) days prior to the date of the notice. If there is any dispute as to whether Employee is or was physically or mentally disabled under this Agreement, or whether his disability has ceased and he is able to resume his duties, such question shall be submitted to a licensed physician agreed upon by the parties. Employee shall submit to such examinations and provide information as such physician may request, and the determination of such physician as to Employee's physical or mental condition shall be binding and conclusive on the parties. Company agrees to pay the cost of any such physician's services, tests and examinations.

(c) Death. If Employee dies during the Term, or Renewal Term, if applicable, this Agreement shall terminate immediately, and the Employee's legal representatives shall be entitled to receive the base salary due the Employee through the last day of the calendar month in which his death shall have occurred and any other death benefits generally applicable to executive employees.

(d) Non-Renewal. If Employee's term of employment is not renewed by Company as contemplated by Section 2 at the end of the Term, Company shall, (i) pay to Employee the base salary due to him through the end of the Term, less applicable withholdings

5. Non-competition: Confidential Information.

(a) Confidential Information. Employee acknowledges that Employee may receive, or contribute to the production of, Confidential Information. For purposes of the Agreement, Employee agrees that "Confidential Information" shall mean information of material proprietary to Company of designated as Confidential Information by Company and not generally known by non-Company personnel, which Employee develops or of or to which Employee may obtain knowledge or access through or as a result of Employee's relationship with Company (including information conceived, originated, discovered or developed in whole or in part by Employee). Confidential Information includes, but is not limited to, the following types of information and other information of a similar nature (whether or not reduced to writing) related to Company's business: discoveries, inventions, ideas, concepts, research, development, processes, procedures, "know-how", formulae, marketing techniques and materials, marketing and development plans, business plans, customer names and other information related to customers, price lists, pricing policies, financial information, employee compensation, and computer programs and systems. Confidential Information also includes any information described above which Company obtains from another party and which Company treats as proprietary or designates as Confidential Information, whether or not owned by or developed by Company. Employee acknowledges that the Confidential Information derives independent economic value, actual or potential, from not being generally know to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use. Information publicly known without breach of this Agreement that is generally employed by the trade at or after the time Employee first learns of such information, or generic information or knowledge which Employee would have learned in the course of similar employment or work elsewhere in the trade, shall not be deemed part of the Confidential Information. Employee further agrees:

(i) To furnish Company on demand, at any time during or after employment, a complete list of the names and addresses of all present, former and potential customers and other contacts gained while an employee of Company in Employee's possession, whether or not in the possession or within the knowledge of Company;

(ii) that all notes, memoranda, documentation records in any way incorporating or reflecting any Confidential Information shall belong exclusively to Company, and Employee agrees to turn over all copies of such materials in Employee's control to Company upon request or upon termination of Employee's employment with Company.

(iii) that while employed by Company and thereafter Employee will hold in confidence and not directly or indirectly reveal, report, publish, disclose or transfer any of the Confidential Information to any person or entity, or utilize any of the Confidential Information for any purpose, except in the course of Employee's work for Company; and

(iv) that any idea in whole or in part conceived of or made by Employee during this term of his employment, consulting, or similar relationship with the Company which relates directly or indirectly to Company's current or planned lines of business and is made through the use of any of the Confidential Information of Company or any of Company's equipment, facilities, trade secrets or time, or which results from any work performed by Employee for Company, shall belong exclusively to Company and shall be deemed a part of the Confidential Information for purposes of this Agreement. Employee hereby assigns and agrees to assign to Company all rights in and to such Confidential Information whether for purposes of obtaining patent or copyright protection or otherwise. Employee shall acknowledge and deliver to Company, without charge to Company (but at its expense) such written instruments and do such other acts, including giving testimony in support of Employee's authorship or inventorship, as the case may be, necessary in the opinion of Company to obtain patents or copyrights or to otherwise protect or vest in Company the entire right and title in and to the Confidential Information.

(b) Non-competition. During the Term, Employee agrees that he shall not enter into or engage, directly or indirectly, whether on his own account or as a shareholder (other than as a less than 2% shareholder of a publicly-held company), partner, joint venture, employee, consultant, advisor, and/or agent, of any person, firm, corporation, or other entity, in any or all of the following activities:

(i) Engaging in Company Business in the United States;

(ii) soliciting the past or existing customers, clients, suppliers, or business patronage of Company or any of its predecessors, affiliates or subsidiaries, or use any Confidential Information (as defined in Section 5(a)) for the purpose of, or which results in, competition with Company or any of its affiliates or subsidiaries;

(iii) soliciting the employment of any employees of Company or any of its affiliates or subsidiaries; and

(iv) promoting or assisting, financially or otherwise, any person, firm, association, corporation, or other entity engaged in the Company Business in the United States.

(c) Injunctions. It is agreed that the restrictions contained in this Section 5 are reasonable, but it is recognized that damages in the event of the breach of any of the restrictions will be difficult or impossible to ascertain; and, therefore, Employee agrees that, in addition to and without limiting any other right or remedy Company may have. Company shall have the right to an injunction against Employee issued by a court of competent jurisdiction enjoining any such breach without showing or proving any actual damage to Company.

(d) Employee also agrees, acknowledges, covenants, represents and warrants as follows:

(i) That he has read and fully understands the foregoing restrictions and that he has consulted with a competent attorney regarding the uses and enforceability of restrictive covenants;

(ii) that he is aware that there may be defenses to the enforceability of the foregoing restrictive covenants, based on time or territory considerations, and that he knowingly, consciously, intentionally and entirely voluntarily, irrevocably waives any and all such defenses and will not assert the same in any action or other proceeding brought by Company for the purpose of enforcing the restrictive covenants or in any other action or proceeding involving him and Company;

(iii) that he is fully and completely aware that, and further understands that, the foregoing restrictive covenants are an essential part of the consideration for Company entering into this Agreement and that Company is entering into this Agreement in full reliance on these acknowledgements, covenants, representations and warranties; and

(iv) that the existence of any claim or cause of action by him against Company, if any, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by Company of the foregoing restrictive covenants which shall be litigated separately.

(e) If period of time and/or territory described above are nevertheless held to be in any respect an unreasonable restriction (after giving due consideration to the provisions of Section 5(d) above), then it is agreed that the court so holding may reduce the territory to which the restriction pertains or the period of time in which it operates or may reduce both such territory and such period, to the minimum extent necessary to render such provision enforceable.

(f) The obligations described in this Section 5 shall survive any termination of the Agreement or any termination of the employment relationship created hereunder for the maximum period of time said obligations may be legally enforced.

(6) Inventions and Creations.

(a) Employee agrees that all inventions, discoveries, developments, improvements, ideas, distinctive marks, symbols or phrases, copyrightable creations, works of authorship, mask works and other contributions including but not limited to software, advertising, design, artwork, manuals and writings (collectively referred to as "Creations"), whether or not protectable by statute, which have their start or origin on or after the date of this agreement, or are in the future conceived, created, made, developed or acquired by Employee, wither individually or jointly, while employee is retained by Company and relate in any manner to Employee's work for Company, the research or business of Company or fields into which the business of Company may extend, belong to Company. Employee hereby sells, assigns, and transfers to Company exclusively and irrevocably, without further compensation, all ownership, title and rights in and to all of the Creations. Employee further agrees to promptly and fully disclose the Creations to Company in writing, if requested by Company, and to execute and deliver any and all lawful applications, assignments and other documents which Company requests for protecting the Creations in the United States or any other country. Company shall have the full and sole power to prosecute such applications and to take all other actions concerning the Creations, and Employee agrees to cooperate fully, at the expense of Company, in the preparation and prosecution of all such applications and any legal actions and proceedings concerning the Creations.

(b) Employee agrees and warrants that the Creations will be Employee's original work and will not improperly or illegally incorporate any material created by or belonging to others.

(c) Employee agrees to and does hereby sell, assign, convey and transfer to Company any and all manuscripts, programs, writings, pictorial materials, originals, camera-ready copies, and all drafts and notes of the Creations, regardless of the media in which they might exist, and to provide these materials to Company promptly whenever requested by Company and upon completion of the Agreement, and to execute documents, give testimony and otherwise cooperate fully with Company to establish and/or confirm Company's ownership, patent, copyright and/or trademark rights concerning the Creations.

(d) Without diminishing in any way the rights granted to Company above, if a Creation is described in a patent, copyright or trademark application, or is disclosed to a third party by Employee within two (2) years after Employee's employment with Company is terminated, Employee agrees that it is to be presumed that the Creation was conceived, created, made, developed or acquired by Employee during the period of his employment with Company, unless Employee can prove otherwise by clear and convincing evidence.

7. Governing Law and Venue. Nevada law shall govern the construction and enforcement of this Agreement and the parties agree that any litigation pertaining to this Agreement shall be in courts located in Maricopa County, Arizona.

8. Construction. The language in all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning and not strictly for nor against any party. The Section headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. All terms used in one number or gender shall be construed to include any other number or gender as the context may require. The parties agree that each party has reviewed this Agreement and has had the opportunity to have counsel review the same and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement or any amendment or any exhibits thereof.

9. Nondelegability of Employee's Rights and Company Assignment Rights. The obligations, rights and benefits of Employee hereunder are personal and may not be delegated, assigned or transferred in any manner whatsoever, nor are such obligations, rights or benefits subject to involuntary alienation, assignment or transfer. Upon reasonable notice to Employee, Company may transfer Employee to an affiliate of Company, which affiliate shall assume the obligations of Company under this Agreement. This Agreement shall be assigned automatically to any entity merging with or acquiring Company or its business.

10. Assignment. This Agreement and the respective rights, duties and obligations of Employee hereunder may not be assigned or delegated by Employee.

11. Severability. In the event any term or provision of this Agreement is declared by a court of competent jurisdiction to be invalid or unenforceable for any reason, this Agreement shall remain in full force and effect, and either (a) the invalid or unenforceable provision shall be modified to the minimum extent necessary to make it valid and enforceable or (b) if such a modification is not possible, this Agreement shall be interpreted as if such invalid or unenforceable provision were not a part hereof.

12. Attorney's Fees. Except as otherwise provided herein, in the event any party hereto institutes an action or other proceeding to enforce any rights arising out of this Agreement, the party prevailing in such action or other proceeding shall be paid all reasonable costs and attorneys' fees by the non-prevailing party, such fees to be set forth by the court and not by a jury and to be included in any judgment entered in such proceeding.

13. Consideration. It is expressly understood and agreed that this document sets forth the entire consideration for this Agreement, and that said consideration for this Agreement is contractual and not a mere recital.

14. Construction. This Agreement is a negotiated agreement and any documents delivered pursuant hereto shall be construed without regard to the identity of the persons or entities who or which drafted the various provisions thereof. Every provision of this Agreement and such other employment-related documents shall be construed as though all parties participated equally in the drafting thereof. Any legal rule of construction that a document is to be construed against the drafting party shall not be applicable and is expressly waived by Company and Employee.

15. Counterparts. This Agreement may be executed in any number of counterparts, all such counterparts shall be deemed to constitute one and the same instrument, and each of said counterparts shall be deemed an original hereof.

16. Captions. The captions used in this Agreement are inserted for convenience only and shall not affect the meaning or construction of this Agreement.

17. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed duly given upon receipt if either personally delivered, sent by certified mail, return receipt requested, or sent by a nationally-recognized overnight courier service, addressed to the parties as follows:

If to Company: SunnComm, Inc.
668 N. 44th Street, Suite 220
Phoenix, Arizona 85008

Attn: General Counsel

If to Employee: John Aquilino
10718 E. Pantera Ave.
Mesa, AZ 85212

or to such other address as any party may provide to the other in accordance with this Section.

18. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof (i.e., Employee's employment by Company) and supersedes all prior or contemporaneous understandings or agreements in regard thereto; provided, however, that (except as otherwise set forth herein) this Agreement shall not affect or supersede any rights of Company under any other contracts or other agreements between or otherwise involving the parties, any restrictive covenants or any similar agreements. No modification or addition to this Agreement shall be valid unless in writing, specifically referring to this Agreement and signed by all parties hereto. No waiver of any rights under this Agreement shall be valid unless in writing and signed by the party to be charged with such waiver. No waiver of any term or condition contained in this Agreement shall be deemed or construed as a further or continuing waiver of such term or condition contained in this Agreement shall be deemed or construed as a further or continuing waiver of such term or condition, unless the waiver specifically provides otherwise.

IN WITNESS WHEREOF, the parties have executed this Agreement on the 1st day of June, 2000.

SUNNCOMM, INC.,
a Nevada corporation

By: _____\s\____Peter H. Jacobs_____ President. Peter H. Jacobs,	EMPLOYEE: By: ____\s\___John Aquilino______ John Aquilino

Exhibit 10.03
Assignment Agreement among the Company, Equity Earnings
Corp. d.b.a Designer Products, and John D. Aquilino

ASSIGNMENT AGREEMENT
between
Designer Products
and
SunnComm, Inc.

This Assignment Agreement (this "Agreement") is made between SunnComm, Inc., a corporation, with offices at 668 North 44th Street Suite 220 Phoenix, Arizona 85008 (hereinafter referred to as "SunnComm"), and Equity Earnings, Corp. d.b.a. Designer Products, an Arizona Corporation, with offices at 6245 N. 24th Parkway, Suite 215, Phoenix, AZ 85016, USA and John D. Aquilino (hereinafter collectively referred to as "DP")

WHEREAS, DP represents that it exclusively owns all right, title and interest and to the new product invention relating to a "Data Copy Protection System and Method, dockett# 35624-A14" (hereinafter also referred to as the "Property") by for which application for Letters of Patent of the United States have been drafted, and filed with the US Patent Office, of which invention and application and all rights in and thereto DP represent sole ownership in.


WHEREAS, DP represents that it has the sole right and authority to assign the herein-contained right under the Patents (as hereinafter defined) covering the certain invention relating to the Property and any reissues and extensions of the scope hereinafter granted

WHEREAS, SunnComm is desirous of acquiring from DP all right, title and interest in the Property embodying the invention covered by said application for Letters Patent of the United States, for resale and sublicensing Worldwide;

WHEREAS, DP is willing to convey, sell, and transfer to SunnComm all right, title and interest in and to the Property upon the terms and conditions hereinafter recited;

NOW, THEREFORE, in consideration of the foregoing, and of the mutual covenants, terms, conditions, and agreements, hereinafter expressed, and other good and valuable consideration, the receipt and sufficiency for which is acknowledged, the parties agree as follows:

DEFINITIONS. As used in this Agreement:

A. The word "Patent" shall mean and include:

i. The application for United States Letters written by the Law Firm of Parsons & Goltry docket #35624-A14 regarding a "Data Copy Protection System and Method dockett# 35624-A14" wich has been files with the US Patent and Trademark Office.

ii. Any reissues and extensions thereof;

iii. Any continuation-in-part United States patent application (including divisions, continuations-in-whole or in-part, and (substitutes thereof or therefor) based in part on the above application which DP shall wish to file (of which DP shall promptly notify SunnComm) and which SunnComm shall thereupon elect to have added to the Patents (of which SunnComm shall promptly notify DP), any patent which shall issue on any such application, any reissues and extensions thereof.

B. The phrase "Valid Claim" shall mean:

i. in the case of an application for letters patent (during the time such patent is pending as an application), a claim or part which shall not have been finally rejected by an unappealed or unappealable decision of the Patent Office of the country in which such application is filed; and

ii. in the case of and issued and unexpired Letters Patent, a claim or part which shall not have been held invalid in an unappealed or unappealable decision of a court of competent jurisdiction.

1. ASSIGNMENT. In accordance with this Agreement, DP will sell, convey, transfer and assign to SunnComm the Property and the Patent. DP will continue to prosecute all filed claims for SunnComm until all filed claims have been granted or denied by the US Patent and Trademark Office.

2. COMPENSATION & SPECIAL RESTRICTIONS.

Upon the signing of this Agreement the parties agree to the following:

A. See Insert "A" attached.

B. SunnComm Agrees not to assign the asset to any third party for (5) five years unless written authorization to initiate such an assignment is given by DP.

C. SunnComm agrees that should SunnComm become insolvent through bankruptcy or cease to function as a corporate entity through the closing of all offices, then SunnComm agrees that all intellectual property covered in this Assignment Agreement shall automatically revert to DP and that SunnComm shall execute any and all documents, instruments and assignment necessary to perfect this reversion.

3. DURATION, DEFAULTS & TERMINATION. SunnComm and DP agree to abide by the obligations:

A. This Agreement shall remain in effect for the lifetime of Patents, unless sooner terminated upon the mutual agreement of DP and SunnComm.

B. This Agreement shall expire simultaneously with the expiration of the longest-lived patent or the rejection or abandonment beyond further appeal of the last remaining patent application comprised within the patents, whichever occurs later, unless sooner terminated.

C. If SunnComm fails to pay DP moneys or other consideration payable under the terms hereof, or if SunnComm violates or fails to keep or perform any other obligation, term, or condition, or covenant, hereof, or if SunnComm shall be adjudged bankrupt or become insolvent or make an assignment for the benefit of creditors, or be placed in the hands of a receiver or Trustee in bankruptcy, then DP may, at its option, cancel and terminate this Agreement by giving thirty (30) days written notice specifying default complained hereof, provided however, that if SunnComm shall, within such (30) thirty days cure the default complained of, then the notice shall cease to be operative and this Agreement shall continue in full force and effective as though such default had not occurred, and provided further that if SunnComm shall within such (30) days notify DP in writing that it disputes the asserted default, the mater shall be submitted to arbitration a hereinafter provided.

D. Termination of this Agreement granted herein shall not relieve SunnComm of its obligations to pay DP moneys and any other consideration due and unpaid at the time of termination. Termination of this Agreement shall not impair or prejudice any cause of action or claim that one party may have against the other party for any breach of this Agreement.

2. FOREIGN PATENTS. Should SunnComm desire foreign patent protection SunnComm may at its own expense pay to file for patents in specified country's of which these Patents will be assigned to SunnComm.

3. ARBITRATION. All disputes under this Agreement that cannot be resolved by the parties shall be submitted to arbitration under the rules and regulations of the American Arbitration Association. Either party may invoke this paragraph after providing 30 days' written notice to the other party. All costs of arbitration shall be divided equally between the parties. Any award may be enforced by a court of law.

4. TRANSFER OF. RIGHTS. This Agreement shall be binding on any successors of the parties. DP retains the right to assign its interests in this Agreement to any other party.

5. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties.

6. AMENDMENT. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

7. SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

8. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

9. NOTICE. All correspondence such as purchase orders, statements, payments, notices, etc. shall be considered as so delivered to DP or SunnComm when sent by registered mail, postage prepaid, within (10) days' written notice thereof delivered to:

If for DP: Designer Products
Attn: President
6245 N. 24th Parkway, Suite 215
Phoenix, AZ 85016

If for SunnComm: SunnComm, Inc.
Attn: President
668 North 44th Street, Suite 220
Phoenix, Arizona 85008

12. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of AZ.

IN WITNESS WHEROF, the parties hereto have executed this Purchase Agreement, DP by by causing it corporate seal to be hereunto affixed and duly attested, and SunnComm by causing it corporate seal to be hereunto affixed and duly attested, and these presents to be signed by its duly authorized officers, on the Effective Date first written above.

Equity Earning Corp. d.b.a. Designer Products

By: ____\s\______Dan B. Pool________ __05/26/00_______
Dan B. Pool Date

By: ___\ss______John D. Aquilino_____ ___05/23/00______
John D. Aquilino Date

SunnComm, Inc.
By___\s\______Peter Jacobs ____ __05/23/00______
Peter Jacobs Date

IN WITNESS WHEREOF, the parties have hereunto caused their names to be subscribed, and have executed this Agreement in duplicate, each copy of which shall for all purposes be deemed original.

Exhibit 10.04
Commercia Lease, as amended

COFCO Chinese Cultural Center

Lease Agreement

WITH

MICROSPECTACULAR, INC.

Cover Page of Facts and Summary of Salient Information

Section 01	Parties, Term; Premses
Section 02	Rent; Adjustments To Rent; Security Deposit; Landlord's Lien, Renewal Option, Adjustments to Rent (Operating Costs), Definitions
Section 03	Use; Restrictions On Use; Building Requirements; Enjoyment; Services By Landlord
Section 04	Assignment; Sublet; Recapture Of Premises; Mortgage By Landlord; Subordination; Attornment; Estoppel Certificate; Notice To Mortgagee; Sale By Landlord
Section 05	Maintenance And Repairs; Right Of Entry; Alterations; Lines; Signs
Section 06	Insurance; Indemnity; Subrogation
Section 07	Damage And Destruction
Section 08	Condemnation
Section 09	Surrender Of Premises
Section 10	Default; Events; Remedies
Section 11	General Provisions
Section 12	Exhibits
Exhibit "A"	Floor Plan
Exhibit "B"	Rules and Regulations


PARTIES.
TENANT: MicroSpectacular, Inc.	LANDLORD: COFCO Investment Company, L.L.C.
State/Province of Organization: Nevada	State/Province of Organization: Arizona
Address for Notices: 668 North 44th Street, Suite 241 Phoenix, Arizona 85008	Address for Notices: 668 North 44th Street, Suite 233 Phoenix, Arizona 85008
Copy of Notices To: Peter H. Jacobs, President Lynn Marzonie, Controller	Copy of Notices To: Allen R. Bowman, President Rob Reblin, Controller

TERM.
Commencement Date:
Will be on the date the City of Phoenix issues the "Certificate of Occupancy" for the office space.

LEASED PREMISES.
Suite #241, 242, 243, 244 & 245 as shown on Exhibit "A".

SIZE OF PREMISES.
Approximately: 5,093 square feet of rentable area.

RENT."Commencement Date will be on the date the City of Phoenix issues the "Certificate of Occupancy" for the office space. Note: this amount includes operating expenses as indicated by the expense stop.

Monthly Rental:	Months 01-12	$ 8,488.33	($20.00/sq.ft.)
	Months 13-24	$ 8,912.75	($21.00/sq.ft.)
	Months 25-36	$ 9,337.17	($22.00/sq.ft.)
	Months 37-48	$ 9,761.58	($23.00/sq.ft.)
	Months 49-60	$10,186.00	($24.00/sq.ft.)

Total Rental during Lease Term:	Year 1	$101,860.00
	Year 2	$106,953.00
	Year 3	$112,046.00
	Year 4	$117,390.00
	Year 5	$122,232.00
	Total	$560,481.00


Rental due date: first day of each month.

Late Payment Charge: Five Hundred dollars US ($500.00) per each occurrence.

Interest rate on delinquencies: Maximum legal rate or eighteen percent (18%) per annum, whichever is less, from due date.

Expense Stop: Six dollars and fifty cents ($6.50) per Rentable square foot per year, included in the annual rate per square foot (Full Service Lease).

PRO RATA PERCENTAGE.

Approximate Rentable square feet of Building:	165,526
Approximate Rentable square feet of Premises:	5,093
Pro-rata percentage attributable to Premises:	3.07%
Percent (3.07%) Operating Costs
Percent (3.07%) Taxes and Assessments
Percent (3.07%) Insurance

DEPOSITS.
Security Deposit: Equal to two (2) months rent - $16,976.66.

USE.
General Office Use.

TENANT IMPROVEMENTS.
Landlord will provide $32.00 per rentable square foot for Tenant Improvement Allowance. This allocation usually builds new space to the typical building standard as other offices in the building. Any special improvements requested by Tenant over the $32.00 per square foot rate will be at Tenants expense.

PARKING.
Number of Parking Spaces Allocated:
Tenant will be entitled to ten (10) spaces during the term of the lease per month at prevailing garage rates. For the first six (6) months of the lease term, ten (10) garage spaces will be free of charge. Tenant will receive three (3) reserved garage spaces and seven (7) unreserved garage spaces. Surface parking is free of charge during lease term. Landlord will designate surface employee parking. Tenant has the option to add up to ten (10) additional unreserved parking garage spaces, at prevailing rates during the term of this Lease.

OPTION.
 Tenant is granted one (1) five-year option to extend Lease Agreement by giving Landlord 120 days prior written notice, to the termination of this Lease Agreement. Rental rate for option period will be at market rates.

EXHIBITS.
 All Exhibits are binding on all parties of this lease agreement unless superseded by terms and conditions of the lease agreement.

These Cover Pages are incorporated as part of this Lease and are executed by Landlord and Tenant.

TENANT: MicroSpectacular, Inc.	LANDLORD: Cofco Investment Company, L.L.C.
\s\Peter H. Jacobs By: Peter H. Jacobs Its: President 05/16/00	\s\Robert Realz By: Robert Realz Its: Controller 05/15/00

SECTION 1. PARTIES; TERMS; PREMISES

1.01 Parties.
The parties to this Lease are as shown on the cover page of this Lease.

1.02 Term.
Except as otherwise provided in this Lease, the term of this Lease is as shown on the cover page of this Lease.

1.03 Possession of Premises; Delayed Delivery.
Landlord shall give written notice to Tenant that Premises shall be available for occupancy within five (5) days after the date of said notice. The date of delivery of possession of Premises to Tenant shall be the Commencement Date of this Lease. If possession is not delivered to Tenant by the scheduled Commencement Date and cause for delay is not the fault of Tenant or its agents, the Commencement Date shall be extended to the date possession is delivered to Tenant. If cause for the delay is the fault of Tenant or its agents, Landlord may cancel this Lease by notice to Tenant five (5) days prior to effective date of cancellation. Tenant will receive one (1) day free rent for every day Landlord is late in delivering premises to tenant substantially complete.

1.04 Early Occupancy.
The Commencement Date of this Lease shall be the earlier of the scheduled Commencement Date, the date possession of the Premises is delivered to Tenant, or the date Tenant occupies, commences alterations to or conducts business in all or any portion of the Premises.

1.05 Acceptance of Premises.
Tenant shall have thirty (30) days following occupancy or delivery of possession of the Premises, whichever first occurs, to notify Landlord in writing of any specific construction work Landlord had agreed in writing to perform within the Premises and which, through no fault or request of Tenant or its agents, has been omitted. Upon receipt of such written notice Landlord shall cause such specified omitted work to be completed. Failure by Tenant to so notify Landlord within the time specified shall constitute acceptance of the Premises by Tenant.

1.06 Premises.
 Landlord leases to Tenant and Tenant leases from Landlord the Premises identified on the cover page of this Lease situated in the Building named on the cover page. The approximate square footage of the Premises and the percentage that the Premises represent of the rentable area of the Building are shown on the cover page. The Premises are outlined on Exhibit "A" attached.

1.07 Right of First Offer to Lease Adjoining Space
If, prior to the expiration or sooner termination of this Lease, any space adjoining the Premises becomes vacant and available for lease during this Lease term, Landlord shall notify Tenant of its availability in writing by certified mail return receipt requested, and Tenant shall have two (2) days from the date of Landlord's notice to Tenant to advise Landlord in writing that Tenant accepts such space offered in its present condition, and agrees that it shall become a part of the Premises. Failure by Tenant to notify Landlord within the time specified shall constitute Tenant's waiver of its right to add such space to its Premises. The Base Rent for the space offered and the approximate dates possession is to be delivered shall be included in Landlord's notice to Tenant. Tenant's obligation to commence payment of Base Rent shall occur on the earlier of the date possession is delivered to Tenant by Landlord or when Tenant occupies all or a portion of such space and continues until the expiration or sooner termination of this Lease.

Any additional rental obligation of Tenant contained in this Lease and based upon the relationship of area of the Premises to the rentable area of the Building shall be adjusted to reflect the increase in the area of the Premises. Prior to delivery of possession, Tenant shall execute an amendment to this Lease reflecting the addition to the Premises, the additional Base Rental, the change in ratio of the Premises to the Building area and any other revisions necessary because of such additional space being added to the original Premises. All other terms and conditions of this Lease shall apply to the additional Premises.

1.08 Substitute Premises
Not Applicable

1.09 Master Declaration And Condominium Covenants
Tenant has been advised that the Premises are subject to a Declaration of Condominium Covenants, Conditions, and Restrictions as recorded with the Maricopa County Recorder's office and Tenant agrees to abide by the terms and conditions set forth in said document. Tenant hereby acknowledges receipt of a copy of said Declaration of Condominium and Covenants, Conditions and Restrictions for the COFCO Chinese Cultural Center document is attached herewith.

Tenant has been advised that the Premises are subject to a Master Declaration as recorded with the Maricopa County Recorder's office and Tenant agrees to abide by the terms and conditions set forth in said document. Tenant hereby acknowledges receipt of a copy of said Master Declaration of Covenants, Conditions, Restrictions and Easements for the COFCO Phoenix Center (also known as CPC Master Association) is attached herewith.

SECTION 2. RENT; ADJUSTMENTS TO RENT; SECURITY DEPOSIT; LANDLORD'S LIEN


2.01 Rent; When Due; Where Paid.
All monies payable by Tenant to Landlord under this Lease shall be deemed to be rent and shall be payable and recoverable as rent in the manner herein provided and Landlord shall have all rights against Tenant for default in any such payment. Rent shall be paid to Landlord in advance, on the first day of each calendar month, during the entire term of this Lease, without abatement, deduction or set-off of any kind, it being the intention of the parties that, to the fullest extent permitted by law, Tenant's covenant to pay rent shall be independent of all other covenants contained in this Lease, including without limitation, Tenant's continued occupancy of the Premises. Tenant shall pay rent when due, in legal tender of the jurisdiction in which the Building is located, at the address of Landlord as set forth, or to such other person or entity or to such other address as Landlord may designate in writing. Tenant's obligation to pay all rent due under this Lease shall survive the expiration or earlier termination of this Lease. Should this Lease commence on a day other than the first day of the month or terminate on a day other than the last day of the month, the rent for such partial month shall be prorated based on a 365-day year.

2.02 Basic Rent.
Tenant agrees to pay the basic rent as shown on the cover page of this Lease and as such amount may be modified from time to time in accordance with provisions of this Lease.

2.03 Interest Rate on Delinquencies.
If Tenant fails to pay any rent when due, such unpaid amounts shall bear interest from the date due until paid at the rate shown on the cover page of this Lease.

2.04 Late Payment Charge.
If Tenant fails to pay any rent when due, Tenant shall pay to Landlord, in addition to the interest provided for in Section 2.01-2, a late payment charge for each occurrence of an amount as shown on the cover page of this Lease to help defray the additional cost to Landlord for processing such late payments.

2.05 Miscellaneous.
These provisions for interest to be paid and late charges shall be in addition to Landlord's other rights and remedies hereunder or at law or in equity and shall not be construed as liquidated damages or as limiting Landlord's remedies in any manner.

2.06 Records -- Inspections.
Landlord shall maintain records concerning Estimated and Actual Operating Costs for thirty-six (36) months following the period covered by the statement or statements furnished Tenant, after which Landlord may dispose of such records. Tenant and Tenant's auditors may at Tenant's sole cost and expense inspect Landlord's records during Landlord's normal business hours upon first furnishing Landlord sixty (60) days' advance written notice. Tenant shall, however, be entitled to only one such inspection each calendar year.

2.07 Security Deposit.
Tenant has deposited with Landlord the sum of Sixteen Thousand Nine Hundred Seventy-Six Dollars and sixty-seven cents US ($16,976.67) as security for the full, timely and faithful performance by Tenant of its covenants and obligations hereunder. Such security deposit shall not bear interest but shall be credited toward Tenant's thirteenth month rent. If Tenant defaults in the performance of any of the covenants and obligations to be performed by it, Landlord may from time to time without prejudice to any other remedy, use such security deposit to the extent necessary to make good any arrearages in rent or any sum as to which Tenant is in default and any other damage, injury, expense or liability caused to Landlord by such default. This would include any damages or deficiency in the reletting of the Premises, whether such damages or deficiency may accrue before or after termination of this Lease. Following any such application of the security deposit, Tenant shall pay to Landlord on demand the amount so applied in order to restore the security deposit to its original amount. If Tenant is not then in default hereunder, Landlord shall return any remaining balance of security deposit to Tenant upon termination of this Lease and after delivery of possession of the Premises to Landlord in accordance with this Lease. If Landlord assigns its interest in the Premises during the Lease Term, Landlord may assign the security deposit to the assignee and thereafter Landlord shall have no further liability for the return of such security deposit and Tenant agrees to look solely to the new Landlord for the return of such security deposit. This provision shall apply to every transfer or assignment made of the security deposit to a new Landlord. Tenant agrees that it will not assign or encumber or attempt to assign or encumber the monies deposited as security and that Landlord and its successors and assignees shall not be bound by any such actual or attempted assignment or encumbrance.

2.08 Landlord's Lien.
In addition to the statutory landlord's lien, Tenant hereby grants to Landlord a security interest to secure payment of all rent or other sums of money due from Tenant. This lien will also secure payment of any damages or loss which Landlord may suffer Tenant breaches any covenant, agreement, or condition contained herein, upon all goods, wares, fixtures, furniture, improvements, and other personal property of Tenant, and fixtures and improvements installed by Landlord or Tenant presently or hereafter situated on the Premises. Such property shall not be removed from the Premises without the consent of the Landlord until all arrearages in rent as well as any other sums of money due Landlord hereunder shall first have been paid, and all the covenants, agreements, and conditions hereof have been fulfilled and performed by Tenant.

2.09 Adjustments to Rent - Operating Cost Increases.
Tenant shall pay its pro rata share of Landlord's total annual Operating Costs, when costs are in excess of six dollars and fifty cents ($6.50) per Rentable square foot, which shall include real estate taxes and assessments, and insurance expenses as defined in Section 6, insurance.

2.10 Adjustments to Rent - Real Property Taxes and Rental Tax.
Tenant shall pay its pro rata share of all and any future increase in real property taxes and assessments levied and assessed upon the Building and the land upon which the Building is situated. Tenant shall pay any excise transaction, sales, business or privilege tax (except income tax) attributed to or measured by rental, which is now or subsequently imposed upon by any government or unit thereof.

2.11 Definitions.
(a) Pro Rata Share: Tenant's pro rata share is defined as the ratio of the Rentable square footage of the Premises to the total Rentable square footage of the Building. In this Lease, Tenant's pro rata share is (3.07%) subject to increase or decrease due to an increase or decrease in the Rentable square footage of the Premises.

(b) Base Year: Calendar year during which this Lease commences.

(c) Comparison Year: Calendar year following the year in which the Lease commences.
Operating Costs: All expenses paid or incurred by Landlord in connection with the leasing, ownership, management, maintenance, operation and repair of the Building, the land, the parking facility situated on the land and the personal property used in conjunction therewith. Operating Costs include but are not limited to all expenses paid or incurred by Landlord for heating, cooling, electricity, water, gas, sewers, refuse collection, telephone charges not chargeable to tenants and similar utilities services, the cost of supplies, janitorial and cleaning services, window washing; insurance; the cost of compliance with any governmental rules, regulations, requirements or orders; cost of services of independent contractors; the cost of compensation (including employment taxes and fringe benefits) of all persons who perform duties in connection with such Operating Costs and any other expense or charge (except Real Property Taxes and assessments) which, in accordance with generally accepted accounting and management principles, would be considered an expense of maintaining, operating, and repairing the Building.

Operating Costs shall not include any expenses paid by any tenant directly to the third parties, or as to which Landlord is otherwise reimbursed by any third party or by any insurance proceeds. Landlord may, in a reasonable manner, allocate insurance premiums for so-called "blanket" insurance policies, which insure other properties as well as the Building, and said allocated amounts shall be deemed to be operating expenses. The amount so determined shall be deemed to have been Operating Costs for such year, excluding capital expenses.

2.12 Renewal Option.
Tenant is granted one (1) five-year option to extend Lease Agreement by giving Landlord 120 days prior written notice to the termination of this Lease Agreement. Rental rate for option period will be at market rates.

SECTION 3. USE; RESTRICTIONS ON USE; BUILDING REGULATIONS; ENJOYMENT;

SERVICES BY LANDLORD

3.01 Use.
The Premises shall be used only for the use specified on the cover page of this Lease and for no other purpose. Tenant shall, at Tenant's expense, take all actions necessary to comply with all laws, rules, regulations, requirements, and ordinances existing or hereafter enacted or imposed by any governmental authority having jurisdiction over the Building, the Premises, Landlord or Tenant applicable to Tenant and Tenant's use of the Building and the Premises.

3.02 Restrictions on Use.
Tenant shall not:

3.02-1 Do or permit to be done anything, which will invalidate or increase the insurance coverage on the Building or on the Premises.

3.02-2 Do or permit to be done anything in the Building or on the Premises that may obstruct or interfere with the rights of other tenants or occupants of the Building.

3.02-3 Use, allow, or permit the Premises to be used for any improper, objectionable or unlawful purposes.

3.02-4 Cause, maintain, or permit any nuisance in or about the Premises.

3.02-5 Commit or permit any waste to be committed in the Premises.

3.02-6 Install in the Premises or bring into the Building any fixtures, equipment, furniture, materials, or other objects that will overload, damage, or obstruct any utility lines or heating or air conditioning equipment or systems providing services to the Building or the Premises.

3.02-7 Install in the Premises or bring into the Building any fixtures, equipment, furniture, materials, or other objects that will overload the floors in the Premises or in any way affect the structural capacity or design of the Premises or the Building.

3.02-8 Install or affix any window coverings, window shades, draperies, or material between the glass on the exterior walls of the Premises and the Building standard window coverings, window shades, or draperies.

3.02-9 Install, remove from, or move into the Premises any furniture, fixtures, equipment, materials, supplies, or other objects except on such day and at such time approved in advance by Landlord.

3.02-10 Fail to comply with any written regulations, together with revisions or additions thereto, developed and given to Tenant periodically by Landlord.

3.03 Building Regulations.
Tenant shall obey all rules and regulations of the Building as imposed by Landlord and set forth in Exhibit "B" and incorporated as a part of this Lease. The rules and regulations are in addition to and shall not be construed to modify or amend this Lease in any way. Landlord shall have the right to make changes or additions to such rules and regulations provided such changes or additions, except those affecting the safety and operation of the Building or the Premise, do not unreasonably affect Tenant's use of the Premises. Landlord shall not be liable for failure of any Tenant to obey such rules and regulations. Failure by Landlord to enforce any current or subsequent rules or regulations against any Tenant of the Building shall not constitute a waiver thereof.

3.04 Quiet Enjoyment.
Landlord represents and covenants that it has the authority to enter into this Lease and that Tenant, provided Tenant is not in default hereunder, shall and may peaceably and quietly occupies the Premises during the term of this Lease and any renewal or extension thereof. Landlord agrees to make reasonable efforts to protect Tenant from interference or disturbance by other tenants or third persons. However, Landlord shall not be liable for any such interference or disturbance nor shall Tenant be released from any of the obligations of this Lease because of such interference or disturbance.

3.05 Services by Landlord -- Times and Level Furnished.
Landlord shall furnish Tenant with those services hereafter described. Janitor service, refuse removal, and security service shall be furnished after normal business hours. Except for holidays, all other services shall be furnished between the hours of 8:00 a.m. and 5:00 p.m. on normal business weekdays. If upon advance written request of Tenant, such services are provided to the Premises on Saturdays, holidays, or times other than as specified, or if due to Tenant's requirements such services of a level in excess of those described are provided (in which event Landlord may at Tenant's expense, perform surveys or install metering devices to measure the excess service provided), Tenant shall pay Landlord as additional rent the cost of those services provided based upon Landlord's schedule of rates in effect at the time such services are furnished. If any services to be provided are suspended, interrupted, or varied by strikes, accidents, repairs, maintenance, alterations, orders from any governmental authority, or any cause beyond Landlord's control, Landlord shall not be liable for any damages, direct, indirect, or consequential, or for damages for personal discomfort, illness, or inconvenience of Tenant, its employees, agents, or invitees, or for loss, damage or theft of Tenant's improvements, equipment or property, unless caused by the deliberate act or gross negligence of Landlord, its servants, agents, or employees. Suspension or interruption shall not result in any abatement of rent, be deemed an eviction, or relieve Tenant of performance of Tenant's obligations under this Lease.

Services furnished by Landlord are:

3.05-1 Passenger elevator service in common with others.

3.05-2 Men's and women's restrooms situated on the floor on which the Premises are located together with hot and cold or tempered water for use in said restroom.

3.05-3 Cold water for any restroom or lunchroom facilities installed in the Premises by Tenant.

3.05-4 One refrigerated drinking fountain on the floor on which the Premises are located.

3.05-5 A clean, street-level entranceway, elevator lobby, public corridor, and other public portions of the Building for use in common with others.

3.05-6 Building directory located in close proximity to the primary entrance of the Building listing Tenant's name and suite number.

3.05-7 Electric current in reasonably sufficient amounts for normal business use, including operation of building standard lighting and general office machines of a type that require no more than a 110-volt duplex outlet.

305-8 Re-lamping and maintaining building standard fluorescent lighting fixtures installed in the Premises.

3.05-9 Heating, ventilation, and air conditioning in season through the existing air distribution system of the Building at such temperatures and in such amounts as may, in the judgment of the Landlord, are reasonably required for comfortable use and occupancy under normal business operations.

3.05-10 Janitor service and refuse removal on Monday through Friday (exclusive of legal holidays). The level of janitor service shall not include carpet shampooing, drapery cleaning, or cleaning, maintenance, or supplies for food facilities, special equipment areas, athletic facilities, or security areas located within the Premises.

3.05-11 Window washing of all exterior windows in the Premises at intervals determined solely by Landlord, but not less than one time per year.

3.06 Parking.
Landlord shall make available to Tenant (10) parking spaces in the Building's parking facility on a self-parking basis or on such other basis as may then be in effect as determined by Landlord or the operator of the parking facility during hours of normal business operation throughout the term of this Lease. Landlord shall furnish spaces specifically designated for the use of Tenant in connection with such parking privileges. Tenant shall have the option of receiving or paying for more or less than the number of spaces herein allocated. Tenant shall comply with all rules and regulations established by Landlord or the operator of the parking facility.

3.07 Parking Fee.
Tenant shall pay to Landlord or, at Landlord's request, to the operator of the parking facility, in advance, on or before the first day of each month during the term of this Lease, the then current monthly parking rate for each parking space allocated to Tenant. Such parking fee shall be payable by Tenant solely for the right and privilege to park in the Building's parking facility and for that right and privilege only without regard to actual use. The current monthly parking rate for each space allocated to Tenant shall be that rental which is determined by Landlord periodically.

3.08 Landlord's Inability to Provide Parking.
If for any reason Landlord fails or is unable to provide parking space to Tenant or Tenant is not permitted to utilize parking space in the parking facility for any or all of the vehicles for which Tenant is renting space at any time during the term of this Lease, such failure or inability shall not be deemed to be a default by Landlord as to permit Tenant to terminate this Lease, either in whole or in part. But, Tenant's obligations to pay rental for any parking space which is not provided by Landlord shall be abated for so long as Tenant does not have the use of such parking space; such abatement shall constitute full settlement of all claims that Tenant might otherwise have against Landlord by reason of such failure or inability to provide Tenant with such parking space.

3.09 Landlord's Rights.
Landlord shall have the right to erect barriers to the parking facility that can be passed or removed by use of a card or other identification system. Landlord shall have the right to promulgate rules and regulations pertaining to any such system as may be installed. During the term of this Lease, Landlord shall have the right to designate and to relocate visitor-parking areas; handicapped persons' parking areas and other restricted parking areas periodically, all at Landlord's sole discretion.

SECTION 4. ASSIGNMENT; SUBLET; RECAPTURE OF PREMISES; MORTGAGE BY LANDLORD; SUBORDINATION; ATTORNMENT, ESTOPPEL CERTIFICATE; NOTICE TO MORTGAGEE; SALE BY LANDLORD

4.01 Assignment -- Sublet.
Tenant shall not assign or mortgage this Lease or sublet all or any portion of the Premises without Landlord's prior written consent in each instance, and Landlord will not unreasonably withhold consent. A copy of the proposed assignment or sublease shall accompany any request for Landlord's written consent, which must be in a form acceptable to Landlord. Assignment, mortgaging, or subletting, if consented to by Landlord shall either a) relieve Tenant of its liability under this Lease or the portion of the Lease identified to be sublet, subject to Landlords' acceptance of proposed subtenant by Tenant, or b) Tenant shall not be released from liability for assignment or sublease and will continue to pay to Landlord all sums due under this Lease Agreement. This Payment shall occur either as of the effective date of the assignment or sublease or over the term of the assignment or sublease. Consent by Landlord to any assignment or sublease shall not operate as a waiver of the necessity for Tenant to obtain the prior written consent of Landlord to any subsequent assignment, mortgaging, or subletting and the terms of any such consent shall be binding upon the assignee, mortgagee, or subtenant. Any transfer of this Lease by merger, consolidation, or liquidation or any change in ownership of or power to vote the majority of outstanding voting stock of Tenant or, if Tenant is a partnership, any withdrawal, replacement, or substitution of any partner or partners, either general or limited, whether as the result of a single or series of transactions, shall constitute an assignment for purposes of this section.

4.02 Corporate Transfer.
Any transfer of this Lease by Tenant through merger, consolidation or liquidation, or any change in the ownership of or power to vote the majority of its outstanding voting stock, shall constitute an assignment and is subject to the provisions contained herein relative to assignment. Unless Tenant's stock is listed on a recognized security exchange or if less than eighty percent (80%) of its stock is owned by a corporation whose stock is listed on a recognized security exchange, an assignment forbidden under this Lease shall include one or more sales or transfers, by operation of law or otherwise, or creation of new stock, by which an aggregate of more than fifty percent (50%) of Tenant's stock shall be vested in a party or parties who are non-stockholders as of the Commencement Date of this Lease.

4.03 Recapture of Premises.
Tenant's request of Landlord's consent to an assignment of this Lease or a subletting of all or any part of the Premises shall contain a written offer to Landlord to recapture the Premises (or the portion thereof proposed to be sublet, in the case of a subletting), at the lesser of (i) the then current rental in effect under this Lease; or (ii) the rental Tenant proposes to obtain as a result of the assignment or sublease. Upon receipt of such written offer, Landlord shall have the option, to be exercised within thirty (30) days following receipt of such offer, to accept the offer to recapture in accordance with this Section. If such offer is accepted by Landlord, Tenant shall execute an assignment of the Lease or a sublease to Landlord in a form acceptable to Landlord, with Landlord having the right to sublease the portion of the Premises affected to others without any requirement of obtaining Tenant's consent therefore. Except as hereafter provided, Tenant shall not be relieved of its liability under this Lease. If Landlord exercises its option to recapture and the assignment or sublease from Tenant provides for a rental rate equal to the rental rate in effect as of the date the option is exercised, Tenant shall be released of all further liability under this Lease as of the effective date of the assignment or sublease with respect to that portion of the Premises subject to the assignment or sublease. If Landlord does not exercise its option within the time herein specified and consents in writing to Tenant's request to assign or sublease, Tenant shall, in a form acceptable to the Landlord, assign or sublease to the assignee or subtenant named in Tenant's request within thirty (30) days from the date of Tenant's request at a rental rate equal to the rental rate specified in the request. In the event Tenant fails to execute and deliver any assignment or sublease within thirty (30) days from the date of Tenant's request, then Tenant shall again comply with all the provisions and conditions of this Section before assigning this Lease or subletting all or any portion of the Premises.

4.04 Mortgage by Landlord.
Landlord shall have the right to transfer and assign in whole or in part, each and every feature of its right and obligations hereunder and in the Building and land upon which it is situated. Such transfer or assignment may be made either to a corporation, trust company, bank, insurance company, lending institution, or any subsidiary thereof, or individual or group of individuals, and Tenant shall recognize any such transfer or assignment.

4.05 Subordination.
This Lease and all rights of the Tenant hereunder are subject and subordinate to any deeds of trust, mortgage or other instruments of security that do now or may hereafter cover the Building and/or the land upon which the Building is situated or any interest of Landlord therein, and to any and all advances made on the security thereof, and to any and all increases, renewals, modifications, consolidations, replacements and extensions of any such deeds of trust, mortgages, or instruments of security. This provision is hereby declared to be self-operative and no further instrument shall be required to effect such subordination of this Lease.

4.06 Attornment.
If the Landlord's interest is transferred to any person or entity by reason of foreclosure or other proceedings for enforcement of any mortgage, deed of trust or security interest, or by delivery of a deed in lieu of foreclosure or other proceedings, Tenant shall, upon delivery to Tenant by said transferee of a non-disturbance agreement, immediately and automatically attorn to such person or entity. In the event of such transfer, this Lease and Tenant's rights hereunder shall continue undisturbed so long as Tenant is not in default beyond any applicable notice and cure periods hereunder.

4.07 Estoppel Certificate.
Tenant will at any time and from time to time, upon not less than ten (10) days prior written request by Landlord, execute, acknowledge and deliver to Landlord a statement in writing executed by Tenant certifying that this Lease is unmodified and in full effect. Or, if there have been modifications, that this Lease is in full effect as modified, setting forth such modifications such as the dates to which the rent has been paid, and either stating that to the knowledge of the signer of said statement that no default exists or specifying each such default of which the signer may have knowledge. It is intended that any such statement executed by Tenant may be relied upon by any prospective purchaser or mortgagee or existing mortgagee of he Building or land upon which it is situated.

4.08 Estoppel Certificate -- Landlord.
Landlord agrees to furnish within twenty (20) days after request by Tenant a certificate signed by Landlord stating the date to which base rent and additional rent has been paid by Tenant and confirming the absence or existence of defaults hereunder of which Landlord has knowledge.

4.09 Notice to Mortgagee.
In the event of any act or omission by Landlord that would give Tenant the right to damages or to terminate this Lease by reason of a constructive or actual eviction from all or part of the Premises, Tenant shall not commence action or terminate this Lease until it shall have given written notice to Landlord and the holder of the indebtedness or other obligation secured by a first mortgage or first deed of trust affecting the Building or the land upon which it is situated. If the name and address of such holder has previously been furnished to Tenant and until a reasonable period of time for remedying such act or omission shall have elapsed following the giving of such notice, during which time Landlord and such holder or either of them, their agents or employees, shall be entitled to enter the premises and do whatever may be necessary to remedy such act or omission. During the period following the giving of such notice and during the remedying of such act or omission, the rent shall be abated and apportioned only to the extent that any part of the Premises shall be untenantable.

4.10 Liability of Landlord -- Sale by Landlord.
Tenant shall look solely to Landlord's interest in the Building and land upon which it is situated, for recovery of any judgment against Landlord. A sale, conveyance, or assignment of Landlord's interest in the Building shall operate to release Landlord from liability from (and after the effective date thereof) all of the covenants, terms, and conditions of this Lease, express or implied, except as such may relate to the period prior to such effective date. Tenant shall thereafter look solely to Landlord's successor in interest in and to this Lease. This Lease shall not be affected by any such sale, conveyance, or assignment, and Tenant shall attorn to Landlord's successor in interest thereunder.

4.11 Liability of Landlord.
The liability of Landlord to Tenant for any default by Landlord under the terms of this Lease shall be limited to the interest of Landlord in the Building. In no event shall Tenant make any claim against the shareholders, officers, directors, individuals, partners, or joint venturers of Landlord, or any partners of such partners or joint venturers, for any deficiency nor shall any such shareholders, officers, directors, individuals, partners, or joint venturers, or any partners of such partners or joint venturers, have, or be subject to, any personal liability. The assets of such parties shall not be subject to levy, attachment, or other enforcement of a remedy sought by Tenant or anyone claiming by, through or under Tenant for any breach or claim hereunder. This clause shall not be deemed to limit or deny any remedies, which Tenant may have in the event of default by Landlord hereunder which do not involve the personal liability of Landlord.

SECTION 5. MAINTENANCE AND REPAIRS, RIGHT OF ENTRY, ALTERATIONS, LINES, SIGNS.

5.01 Maintenance and Repairs by Tenant.
Tenant shall maintain the Premises and any alterations and additions to the Premises in good condition and repair, except for any express maintenance and repair obligations of the Landlord set forth in this Lease; reasonable wear and tear; and damage or destruction by fire or other casualty, which Tenant is not obligated to repair. Without limiting the foregoing, Tenant shall repair or replace any damage or injury whatsoever to the Premises or the Building caused by Tenant, its agents, employees or invitees (except to the extent that Landlord receives insurance proceeds with which to repair or replace such damage or injury, the repair obligations of Tenant with respect to such damage or injury being subject to the waiver of subrogation and release provisions set forth in this Lease).

All maintenance and repairs made by Tenant shall be performed in a good and professional manner using materials of equal or greater quality than the original work and shall be performed only by licensed contractors first approved by Landlord. Tenant shall require its contractor to comply with Landlord's regulations regarding all work to be performed and to maintain such insurance coverage's with respect thereto as may be reasonably required by Landlord.

5.02 Landlord's Right to Maintain or Repair.
If within thirty (30) days following notice by Landlord, Tenant fails or refuses to perform any maintenance or repair to the Premises required of Tenant by virtue of the provisions of this Lease, or to repair or replace any damage to the Premises or Building caused by Tenant, its agents, employees, or invitees, Landlord may at its own option cause all required maintenance, repairs, or replacements to be made. Tenant shall pay Landlord, within ten (10) days following invoice therefore, all costs incurred, (plus an administrative fee of fifteen percent (15%) of such costs), plus interest on such amount at the rate of eighteen percent (18%) per annum from the date of expense until repaid. All amounts so owed shall be deemed additional rental due from Tenant hereunder and failure to pay same when due shall entitle Landlord to exercise all rights and remedies provided by this Lease, law and equity for nonpayment of rent.

5.03 Landlord's Right of Entry.
Landlord and its agents and employees shall have the right to enter the Premises at reasonable hours (and, except in cases of emergency, upon reasonable advance notice to Tenant (which notice, notwithstanding any other provision of this Lease, may be given orally) to make inspections, or to make alterations or repairs to the Building or the Premises for which it is responsible or which it is entitled to make hereunder. (Tenant shall be entitled at its own option to have an agent present during any such entry.) In the event of emergency or in order to comply with all laws, orders, ordinances and requirements of any governmental unit or authority (regarding which compliance is the responsibility of Landlord), Landlord and its agents and employees shall have the right of entry at any time and may perform any acts related to safety, protection, reservation or improvement of the Building or the Premises or required by such governmental unit or authority. Except for repair of casualty damage not caused by Tenant, its agents, employees or invitees, Tenant shall not be entitled to any abatement or reduction of rent because of work performed within the Building or Premises by Landlord, (provided such work is performed in a manner so as to minimize interference with the conduct of Tenant's business within the Premises).

Landlord shall perform all necessary repairs to the heating, ventilation, electrical, plumbing, and air conditioning systems servicing the Premises and the Building, excluding those systems installed specifically by or for the benefit of the Tenant and/or the Premises. Landlord shall maintain and repair the exterior walls, roof, foundation, and all common areas of and within the Building so as to keep same in good condition, order, and repair.

5.04 Maintenance by Landlord.
Landlord will maintain and make necessary repairs of damage to the Building corridors, lobbies, common areas, and structural members and to equipment used to provide those services, which Landlord agrees to furnish. All costs incurred by Landlord in performing such maintenance and repairs shall, (subject to the provisions of operation expenses exclusions provision), be included in Operating Expenses for the Building. Except if such damage is caused by acts or omissions of Tenant, its agents, employees, customers, or invitees, Tenant shall (subject to the Waiver of Recovery and release provision set forth in this Lease) pay the entire cost of the repair of such damage. Tenant shall promptly give Landlord written notice of any damage caused by Tenant, its agents, employees, customers, or invitees. Tenant shall further provide Landlord immediate notice of any defective condition in or about the Premises known to Tenant. Tenant's failure to provide such notice shall make Tenant liable to Landlord for any expense or damage to Landlord resulting from such defective condition. Landlord shall not be liable for or by reason of any injury to or interference with Tenant's business arising from the performance of any maintenance or the making of any repairs performed by Landlord, its agents, or employees, as long as Landlord proceeds diligently with such maintenance repairs.

5.05 Alterations by Tenant.
Tenant, at its own expense, may make changes, additions and improvements to the Premises provided that any change, addition or improvement shall:

(a) Be made only with prior written consent of Landlord (which consent, except in case of changes, additions or improvements to the Premises which are structural, visible from the exterior of the Premises or materially and adversely affect (in Landlord's sole discretion) the base mechanical, electrical, plumbing, and/or HVAC systems of the Building, shall not be unreasonably withheld, delayed or conditioned).

(b) Comply with all applicable governmental and insurance company rules, regulations and requirements.

(c) Equal or exceed the current construction standard for the Building.

(d) Be performed by a licensed contractor first approved by and in accordance with regulations set forth by Landlord. If requested prior to commencing work, contractor will deliver to Landlord evidence of insurance coverage's in amounts and form satisfactory to Landlord.

All work performed shall be done in such a manner as not to disturb or disrupt the operations of the Building or of any other tenants situated in the Building. Following completion of any changes, additions or improvements, Tenant shall furnish Landlord with current "as-built" drawings and specifications for the Premises reflecting such changes, additions or improvements made to the Premises. Tenant as additional rent shall pay any increase in real estate taxes or insurance premiums on the Building attributable to such change, addition or improvement.

5.06 Alterations by Tenant -- ADA Compliance.
Without limiting any other provisions of this Lease, Tenant shall at Tenant's sole cost and expense (but subject to Landlord's prior written approval, which shall not be unreasonably withheld), make each and every alteration or addition to the Premises required to bring the Premises into compliance with the requirements imposed by the Americans with Disabilities Act (42 U.S.C. Section 12101 et seq.) and any regulations promulgated pursuant thereto effective from time to time during the term of this Lease, and any period of holding over by Tenant ("ADA Requirements"), if

(a) The requirement for such alteration or addition arises as a result of:

(1) Any alteration or addition by Tenant.

(2) Any violation by Tenant of any ADA Requirements.

(3) A special use of the Premises or any part thereof by Tenant or any assignee or subtenant of Tenant (including but not limited to use for a facility which constitutes, or if open to the public generally would constitute, a "place of public accommodation" under the ADA requirements).

(4) The special needs of the employee(s) of Tenant or any assignee or subtenant of Tenant.

(b) The ADA requirements would otherwise make Tenant rather than Landlord primarily responsible for making such alteration or addition.

5.07 Alterations by Landlord -- Common Areas.
Landlord reserves the right in its sole discretion to redesign, change, rearrange, alter, reconstruct, modify, expand, reduce, or supplement any and all of the facilities designed for the common use and convenience of all Tenants of the Complex and/or the Building, including without limitation, parking areas, driveways, and other common areas, so long as access to the Premises is not materially affected thereby. Further and not in limitation of the foregoing, Landlord shall have the right to erect additional stores or other structures in the Complex or to add to or otherwise modify Buildings and Facilities now or hereafter existing in the Complex. In connection with any such activity and construction, Landlord may erect temporary scaffolds and other aids to construction on the exterior of the Premises, provided that access to the Premises shall not be denied to Tenant and that there shall be no encroachment upon the interior of the Premises. Landlord shall have the right to close the common areas or any portion thereof (including, without limitation, all roadways, driveways, access ways, sidewalks, and parking areas, and facilities now or hereafter within the Complex) at such times and in such manner as is necessary or appropriate in Landlord's sole opinion, to prevent their deduction as public rights-of-way or streets, and to do and perform such other acts in, to and with respect to the common areas as at the time in question accord with good and generally accepted standards of operation of mixed-use, high-rise developments.

5.08 Liens.
Tenant shall not cause liens of any kind to be filed or placed against the Premises or the Building. If any liens are filed, with or without Tenant's knowledge, and such liens are the result of any act, directive or action of Tenant, its agents or employees, Tenant shall immediately at Tenant's sole cost and expense take whatever action shall be necessary to cause such lien to be satisfied and discharged within ten (10) days after such filing. Notwithstanding the foregoing, Landlord shall have the right and privilege, at Landlord's option, of paying the amount of such lien, or any portion thereof, without inquiry as to the validity thereof. Any amounts so paid, including expenses, reasonable attorneys' fees and interest at the rate of eighteen percent (18%) per annum from the date of expense until repaid, shall be deemed additional rent due from Tenant to Landlord on demand.

5.09 Signs.
Tenant shall not inscribe any inscription or post, place or in any manner display any sign, notice, picture, placard, poster, or advertising matter anywhere in or about the Building or Premises at places visible (either directly or indirectly as an outline or shadow on a glass pane) anywhere outside the Premises without Landlord's prior written consent. Upon expiration or termination of this Lease, Tenant shall remove all such signs or advertising consented to by Landlord and shall at its own expense repair any damage to the Premises or Building caused by such removal. Such obligations shall survive expiration or sooner termination of this Lease.

5.10 Signs Directory Listing.
At Tenant's request and Landlord's expense, shall provide listings on the Building directory of the names of Tenant and the names of any of Tenant's officers and employees, provided that the names so listed shall not use more than Tenant's proportionate share of the space on the Building directory.

SECTION 6. INSURANCE; INDEMNITY; SUBROGATION

6.01 Insurance by Landlord.
Landlord shall maintain the following insurance coverage:

6.01-1 Fire insurance with an extended coverage endorsement for an amount not less than one hundred percent (100%) of the then current replacement cost (excluding foundation, grading, and excavation costs) of the Building, including all improvements thereto.

6.01-2 Rental Income insurance coverage equal to not less than one hundred percent (100%) of the then current gross annual rentals due from all Tenants of the Building.

6.01-3 Glass Replacement insurance coverage for replacement of all glass then situated in the Building.

6.01-4 Vandalism and Malicious Mischief insurance coverage.

6.01-5 Worker's Compensation insurance coverage for all Landlord's employees and agents in an amount sufficient to comply with applicable laws or regulations.

6.01-6 Commercial General Liability and Property Damage insurance coverage on an occurrence basis with limits of not less than one million dollars ($1,000,000.00) per occurrence, or if such limits shall not be available on a per occurrence basis, then with limits of not less than two million dollars ($2,000,000.00) per year.

6.01-7 Such other insurance coverage as Landlord may from time to time determine consistent with coverage which is now or may in the future be considered prudent for similar income producing property situated in the same general geographic area as the Building or as may be required by any mortgagee or creditor of Landlord.

With respect to the insurance described in Sections 6.01-1, 6.01-5 and 6.01-6 above, Landlord may exclude from coverage the tenant improvements required to be insured by Tenant pursuant to Section 6.02 and other improvements required to be insured by other Tenants or occupants of the Building. The named insured on all policies of insurance maintained by Landlord shall be the Landlord and, if required, any mortgagee or creditor of Landlord. Tenant shall pay to Landlord as additional rent the Pro Rata Percentage (as shown on the cover page of this Lease) of the cost of all such insurance maintained by Landlord.

6.02 Insurance by Tenant.
During the term of this Lease, Tenant shall provide Landlord with evidence, in a form acceptable to Landlord, of insurance coverage in effect against such perils and in such amounts as Landlord shall from time to time request in writing. All insurance policies provided and maintained by Tenant in compliance with Landlord's request shall be issued in a form and by an insurer acceptable to Landlord and shall, in addition to Tenant, name as additional insured, Landlord and any other person or entity having an interest in the Building or land upon which it is situated whose name is furnished to Tenant by Landlord and, if applicable, their: (i) constituent general partners; or (ii) officers, directors and shareholders.

6.02-1 Fire insurance, including extended coverage, vandalism and malicious mischief and demolition and debris removal, insuring, for an amount not less than one hundred percent (100%) of the current replacement cost of all Tenant improvements, alterations, or additions made to the Premises by Tenant, and Tenant's trade fixtures, inventory, furniture and equipment owned, controlled or in use by Tenant and situated in the Premises. Landlord shall have no interest in the insurance upon Tenant's equipment and fixtures and will sign all documents necessary in the settlement of any claim.

Landlord will not carry insurance of Tenant's property or improvements to the Premises made by Tenant.

6.02-2 Commercial General Liability and Property Damage insurance on an occurrence basis with respect to Tenant's business and occupancy of the Premises with limits for any one occurrence of not less than one million dollars ($1,000,000.00) or if such limits shall not be available on a per occurrence basis, then with limits of not less than two million dollars ($2,000,000.00) per year) or such greater amount as Landlord may reasonably require in writing from time to time, provided that if such insurance shall have limits on a per year basis, Tenant also shall be required to maintain an umbrella liability policy of insurance with limits of not less than two million dollars ($2,000,000.00). Such insurance shall contain a provision including coverage for all liabilities of, or assumed by, Tenant under this Lease (including all of Tenant's indemnity obligations hereunder).

6.02-3 Worker's Compensation insurance for all Tenants' employees working in the Premises in an amount sufficient to comply with applicable laws or regulations.

6.02-4 Insurance against such other perils and in such amounts as Landlord may from time to time reasonably require in writing. Such request shall be made on the basis that the insurance coverage requested is customary at the time for prudent Tenants.

6.02-5 All policies of insurance maintained by Tenant shall be in a form acceptable to Landlord and shall: (i) be issued by an insurer licensed to do business in the state (province) in which the Building is situated; (ii) if requested, name Landlord and any managing agent and other designee and, if applicable, their respective: (a) constituent general partners, or (b) officers, directors and shareholders, as the case may be, as additional insured; (iii) require at least thirty (30) days prior written notice to Landlord of termination, lapse of coverage or material alteration; and (iv) waive, to the extent available, any right of recovery or subrogation against Landlord. If requested by Landlord, Tenant shall, upon the Commencement Date of this Lease and thereafter within thirty (30) days prior to the expiration of each such policy, promptly deliver to Landlord certified copies or other evidence of such policies and evidence satisfactory to Landlord that all premiums have been paid and all policies are in effect.

6.02-6 If Tenant fails to secure or maintain any insurance coverage required by Landlord or should insurance secured not be approved by Landlord and such failure or approval not be corrected within thirty (30) hours after written notice from Landlord, Landlord may, in Landlord's sole discretion, purchase such insurance coverage required at Tenant's expense. Tenant shall reimburse Landlord on demand for any monies expended.

6.03 Blanket Insurance.
Tenant shall have the right to satisfy its insurance obligations set forth in Section 6.02 under a blanket insurance policy or policies covering the Premises and other of Tenant's leased or owned properties, provided that if Tenant shall elect to insure the Premises under such blanket policy or policies:

(a) Each such policy or policies shall specify the amount or amounts, as the case may be of the total insurance coverage allocated to the Premises, which amount(s) shall not be less than the amount(s) required under Section 6.02.

(b) The amounts so specified in such policy or policies or in the written statement or certificate described in subsection (a) above, shall be sufficient to prevent any one of the insured parties thereunder, including Landlord, from becoming a co-insurer within the terms of the applicable policy or policies.

(c) Any such policy or policies shall not, as to Landlord's coverage thereunder, be subject to invalidation as a result of any act or omission by Tenant of any kind whatsoever.

(d) The blanket policy or policies shall, with respect to the Premises, otherwise comply with all other requirements set forth in Section 6.02, including without limitation, the requirements related to coverage and endorsements.

6.04 Indemnity.
 Tenant shall indemnify and hold harmless Landlord from all loss, claim, demand, damage, liability, or expense, including attorneys' fees, resulting from any injury to or death of any person or any loss of or damage to any property caused by or resulting from any act, omission, or negligence of Tenant or any officer, employee, agent, contractor, licensee, guest, invitee, or visitor of Tenant in or about the Premises or the Building. The foregoing provision shall be construed to make Tenant responsible for loss, damage, liability or expense resulting from injuries to third parties caused by any act or omission of Landlord or of any officer, employee, agent contractor, invitee or visitor of Landlord. Landlord shall not be liable for any loss or damage to person, property or Tenant's business sustained by Tenant, or other persons, which may be caused by the Building or the Premises, or any appurtenances thereto, being out of repair or by the bursting or leakage of any water, gas, sewer, or steam pipe, or by theft, or by any act of neglect of any tenant or occupant of the Building, or of any other person, or by any other cause whatsoever, unless caused by the gross negligence of Landlord.

6.05 Waiver of Recovery.
Regardless of fault or negligence, Landlord and Tenant hereby waive and release any claim arising in favor of one against the other, or anyone claiming through either of them (including any insurance company insuring either of them for any loss) by way of subrogation or otherwise, for any loss of or damage to any property of either which loss or damage is recovered under any such insurance policies. Said waiver shall be in addition to any other waiver or release contained in this Lease with regard to loss or damage to property of either. Landlord and Tenant shall request its insurers to consent to such waiver and agree to waive all rights of subrogation against the other party. If the insurer shall impose a fee for consenting to such waiver, the party benefiting shall pay the cost imposed.

6.06 Concurrent Insurance.
Except with respect to the liability insurance required to be carried by Section [6.02-2 or 6.02-3] hereof, neither Landlord nor Tenant shall procure insurance concurrent in form, or contributing in the event of loss, with that insurance required by Section 6.02 to be furnished by Tenant unless both Landlord and Tenant are named in such insurance as the insured thereunder, with loss payable as required by this Lease. Landlord and Tenant each agree to notify the other immediately in writing upon the procurement of such separate insurance.

6.07 Increased Cost/Additional Coverage.
Tenant shall not keep or use in or upon the Premises any article or substance which may be prohibited by any insurance policy in force from time to time covering the Premises or the Building, and Tenant shall not, directly or indirectly, make any use of the Premises which may jeopardize any insurance covering the Premises or the Building, or may increase the cost of such insurance, or which may require additional insurance coverage. If the occupancy of the Premises, the conduct of business in the Premises or any act or omission of the Tenant in or about the Premises causes or results in any increase in premiums for the insurance carried from time to time by the Landlord with respect to the Premises and/or the Building or causes or results in the need for additional insurance coverage, then Tenant shall pay to Landlord promptly upon demand thereof the cost of such increase in premiums or the cost of such additional coverage, as applicable.

SECTION 7. DAMAGE AND DESTRUCTION

7.01 Damage Repair.
In the event the Building or the Premises shall be destroyed or rendered untenantable either in whole or in part by fire or other casualty, Landlord may at its option restore the Building or premises to as near their previous condition as is reasonably possible. In the meantime, unless the damage was caused by acts, omissions, or negligence of Tenant, its agents, employees, contractors, or invitees, the rent shall be abated in the same proportion as the untenantable portion of the Premises bears to the whole thereof. But, unless Landlord within thirty (30) days after the happening of any such casualty shall notify Tenant of its election to restore, this Lease shall not continue and Landlord shall commence the necessary restoration. Such restoration by Landlord shall not include replacement of Tenant's trade fixtures, furniture, equipment, or other items that do not become part of the Building or any improvements to the Premises in excess of those provided for in the allowance for building standard items as of the Commencement Date of this Lease. The Tenant at no cost to the Landlord shall perform Restoration of the Premises required beyond Landlord's obligation. If Landlord shall elect to notify Tenant that Landlord shall not restore, this Lease shall terminate as of the date of the occurrence and Tenant shall promptly vacate the Premises. Upon vacating, any prepaid rent from date of vacating shall be refunded to Tenant.

7.02 Delay Beyond Landlord's Control.
No penalty shall accrue to Landlord to delay in commencing or completing repairs caused by adjustment of insurance claims, government requirements, or any cause beyond Landlord's reasonable control.

7.03 Business Interruption.
No damages, compensation, or claim shall be payable by Landlord for inconvenience, loss of business, or annoyance arising from any repair or restoration of any portion of the Premises or of the Building. Landlord shall use commercially reasonable efforts to affect such repairs promptly and in such manner as not to unreasonably interfere with Tenant's occupancy.

7.04 Tenant Improvement.
Landlord will not carry insurance of any kind on any improvements, additions, or alterations made and paid for by Tenant or Tenant's furniture or furnishings or on any fixtures, equipment, improvements, or appurtenances of Tenant under this lease, and Landlord (except as provided by law by reason of its negligence) shall not be obligated to repair any damage thereto or replace the same. Landlord shall be obligated to make repairs or restoration only of those portions of the Premises that were originally provided at Landlord's expense. The repair and restoration of items not provided at Landlord's expense shall be the obligation of Tenant.

7.05 Destruction During Last Year of Term.
In case the Building shall be substantially destroyed by fire or other causes at any time during the last year of the term of this Lease, either Landlord or Tenant may terminate this Lease upon written notice to the other party hereto given within thirty (30) days of the date of such destruction.

7.06 Mutual Release.
Upon any termination of this Lease as a result of damage or destruction of the Building or Premises as provided herein, the parties shall be released thereby without further obligation to the other from the date possession of the Premises is surrendered to Landlord, except for rent and any other monies which have accrued and are then unpaid.

SECTION 8. CONDEMNATION

8.01 Condemnation; Award; Termination.
If the Building or Premises shall be taken or condemned for any public purpose or for any reason whatsoever, to such an extent as to render either or both untenantable, either Landlord or Tenant shall have the option to terminate this Lease effective as of the date of taking or condemnation. If the taking or condemnation does not render the Building and the Premises untenantable, this Lease shall continue in effect and Landlord shall promptly restore the portion not taken, to the extent possible, to the condition existing prior to the taking. In such event, however, Landlord shall not be required to expend an amount in excess of the proceeds received by Landlord from the condemning authority. If, as a result of such restoration, the area of the Premises is reduced, the rental shall be reduced proportionately. All proceeds from any taking or condemnation shall be paid to Landlord. Tenant waives all claims against such proceeds. A voluntary sale or conveyance in lieu of, but under the threat of, condemnation shall be considered a taking or condemnation for public purpose.

8.02 Partial Taking of Building and/or Premises Making Space Untenantable.
If a portion of the Building or Premises is taken or condemned and the remainder is, in Landlord's opinion, not economically usable, Landlord shall notify Tenant of the termination of the Lease effective as of the date of taking and any prepaid rent shall be refunded to Tenant.

8.03 Partial Taking of Premises and Tenant ability.
If a portion of the Premises is taken or condemned and the remainder is, in Landlord's opinion, economically usable, this Lease shall terminate as to the portion taken, effective as of the date of taking and continue as to the remainder. Landlord shall, to the extent reasonably possible, repair and restore the remainder to its condition as of the date of taking. Any prepaid rent shall be applied against subsequent rental due.

8.04 Voluntary Sale.
A voluntary sale or transfer in lieu of, but under the threat of, condemnation shall be considered a taking or condemnation.

8.05 Award.
Landlord shall be entitled to all compensation paid as a result of such taking or condemnation without participation by Tenant. Tenant may pursue a claim against the condemning authority for loss of business, cost of relocation, or cost of removal of Tenant's trade fixtures, furniture, and equipment only if such claim does not diminish or adversely affect the compensation to be paid to Landlord.

SECTION 9. SURRENDER OF PREMISES

9.01 Surrender at Termination.
Upon termination of this Lease whether caused by lapse of time or otherwise Tenant shall:

(a) Remove Tenant's goods and effects and those of all persons claiming under Tenant at Tenants expense.

(b) Deliver all keys to the Premises to Landlord.

(c) Surrender at once possession of the Premises to Landlord.

If Tenant caused the Premises to be improved with other than building standard ceiling suspension system, acoustical tile ceiling, fluorescent light fixtures, millwork detail, doors, door frames, hardware, or hard surface floor tile and base, or any corridor adjacent to the core of the Building to be other than building standard width and construction, Tenant shall pay to Landlord an amount equal to the cost to replace all such non-standard items with the then building standard items and the cost to replace all such non-standard corridors with corridors of building standard width and construction.

9.02 Failure to Surrender.
If possession of the Premises is not immediately surrendered, Landlord may take possession of the Premises and expel or remove Tenant and any other person occupying all or a portion of the Premises, by force if necessary, without civil or criminal liability.

9.03 Title to Improvements.
Except for movable office furnishings, all improvements, alterations or additions made by either Landlord or Tenant within the Premises shall become the property of Landlord when the Premises are vacated by Tenant and shall remain upon and be surrendered with the Premises without compensation to Tenant. Except for damage by fire or casualty, the maintenance and care of such improvements during the term of this Lease shall be the responsibility of Tenant. Wall paneling, closets, built-in cabinets, sinks, doors, floor coverings, and built-in units of all kinds are improvements that become the property of Landlord. Wall hung office furniture, Tenant provided the reasonably estimated amount to cap plumbing may remove refrigeration-sink units and other electrical appliances and repair screw holes or other damage is paid to Landlord prior to removal.

9.04 Removal of Furniture and Trade Fixtures-Abandonment.
All furniture, movable trade fixtures, and installed by Tenant may be removed by Tenant at termination of the Lease. All such removals shall be accomplished in a workmanlike manner so as not to damage the Premises or the Building, including the structure or structural qualities of the Building or the plumbing, electrical lines, or utilities. Any such furniture, movable trade fixtures, and equipment not promptly removed by Tenant shall be deemed conclusively to have been abandoned by Tenant and may be appropriated, sold, destroyed, or otherwise disposed of by Landlord without notice to Tenant or obligation to compensate Tenant or to account therefore. Tenant shall pay Landlord, on demand, all costs incurred by Landlord in connection with such abandonment.

9.05 Surrender Written Acceptance Necessary.
No act or omission by Tenant, its agents, or during the lease term, including delivery of keys to any of Landlord's agents or employees, shall be deemed an acceptance of a surrender of the Premises and no agreement to accept surrender of the Premises shall be valid unless it is presented in writing and signed by Landlord.

SECTION 10. DEFAULT; EVENTS; REMEDIES

10.01 Events of Default.
The occurrence of any one of the following events shall constitute a default of this Lease by Tenant:

(a) Failure of Tenant to make any payment of rent or other required payment when due and when such failure continues for a period of ten (10) days after mailing of written notice by Landlord to Tenant. No notice shall be necessary if two such notices have been given during the preceding twelve (12) month period.

(b) Failure by Tenant to take possession of the Premises within ten (10) days following commencement of this Lease.

(c) Vacating or abandonment of all or a substantial portion of the Premises.

(d) Failure of Tenant to comply with any provision of this Lease other than payment of rent, with such failure continuing for ten (10) days after mailing of written notice by Landlord to Tenant specifying the nature of non-compliance by Tenant with reasonable particularity provided. However, if the nature of Tenant's default is such that more than ten (10) days are reasonably required for its cure, Tenant shall not be in default if Tenant immediately commences or has commenced such cure and thereafter diligently proceeds to cure such default (within thirty (30) days).

(e) The making of an assignment or general arrangement for the benefit of creditors by Tenant or any guarantor of Tenant's obligations under the Lease.

(f) The filing by Tenant or any guarantor of Tenant's obligations under this Lease of a petition under any section or chapter of the present Federal Bankruptcy Act (or foreign equivalent) or amendment thereto or under any similar law or statute of the United States (or foreign country) or any state (or province) thereof. Or, the failure of the dismissal, within ten (10) days after the filing of an involuntary petition of bankruptcy or insolvency against Tenant or guarantor of Tenant's obligations.

(g) The appointment of a receiver or trustee for all or substantially all the assets of Tenant or any guarantor of Tenant's obligations under this Lease. Such receivership shall not have been terminated or stayed within the time permitted by law.

(h) The attachment, execution or other judicial seizure of substantially all of Tenant's assets located in the Premises or of Tenant's interest in this Lease where such seizure is not discharged within thirty (30) days.

10.02 Remedies in Event of Default.
Upon the occurrence of any event of default, Landlord shall have the option to do any one or more of the following without any notice or demand.

10.03 Termination of Lease.
Terminate this Lease, in which event Tenant shall immediately surrender the Premises to Landlord. If Tenant shall fail to do so, Landlord may without notice and prejudice to any other remedy available, enter and take possession of the Premises and remove Tenant or anyone occupying the Premises and its effects without being liable to prosecution or any claim for damages. Tenant shall indemnify Landlord for all loss and damage suffered by Landlord because of such termination whether through inability to relet the Premises or otherwise, including any loss of rent for the remainder of the term of this Lease. If Landlord elects to terminate this Lease, Tenant's liability to Landlord for damages shall survive such termination.

10.04 Acceleration of Rent.
Declare the entire amount of all rent past due as well as that which would have become due and payable during the remainder of the term of this Lease to be due and payable immediately. In this event, Tenant shall pay the same to Landlord immediately. Such payment shall constitute payment of past due rent and payment in advance of the rent stipulated for the remainder of the Lease term. Acceptance by Landlord of the payment of such rent shall not constitute a waiver of any then existing default occurring thereafter.

10.05 Reletting of Premises.
Enter upon and take possession of the Premises as agent of Tenant without terminating this Lease and without being liable to prosecution or any claim for damages. Landlord may relet the Premises and in that connection may make any suitable alterations or refurbish the Premises, or both, or change the character or use of the Premises. Landlord shall not be required to relet for any use or purpose other than that specified in this Lease or which Landlord may reasonably consider injurious to the Premises, or to any tenant, which Landlord may consider objectionable.

Landlord may relet all or any portion of the Premises alone or in conjunction with other portions of the Building for a term longer or shorter than the term of this Lease at a rental rate greater or less than the then current rental rate provided in this Lease and upon such other terms (Including the granting of concessions) as Landlord solely determines to be acceptable. If Landlord elects to reenter and relet all or any portion of the Premises, Landlord be entitled to recover as damages immediately, without waiting until the due date of any future rent, or until the date fixed for expiration of this Lease, the total of all rent owed and unpaid as of the date of the default. The Landlord can also recover the costs of reentry and reletting including without limitation the cost of any cleanup, refurbishing, removal of Tenant's property and fixtures, expenses from Tenant's failure to quit the Premises and to leave them in the required condition, any remodeling costs, attorneys' fees, court costs, brokers' commissions, advertising costs, and the difference between the rent and all of Tenant's other obligations under this Lease and the actual rent received by Landlord from the Premises for the period commencing with the date of the default and continuing through the date designated as the expiration date of this Lease.

No such reentry or taking possession of the Premises shall be construed as an election on Landlord's part to terminate this Lease unless a written notice of such intention is given to Tenant. Landlord, however, shall have no duty to relet the Premises and Landlord's failure to do so shall not release Tenant's liability for rent or damages. If Landlord elects to enter and relet the Premises, the Landlord may at any time thereafter elect to terminate this Lease for Tenant's default. If Landlord takes possession of Premises, Landlord shall have the right to rent any available space in the Building before reletting or attempting to relet the Premises.

9.06 Landlord's Right to Perform.
Tenant is obligated to do by provisions of this Lease and may enter the Premises without being liable to prosecution or claim for damages in order to accomplish this purpose. Tenant shall reimburse Landlord immediately upon demand for any expenses, which Landlord may incur in complying with the terms of this Lease on behalf of Tenant. Landlord shall not be liable for any damages to Tenant from such action, whether caused by negligence of Landlord or otherwise.

10.07 Remedies Cumulative.
The remedies, as set forth and available to Landlord because of the default of Tenant, shall be in addition to and shall not exclude any other remedy available to Landlord under this Lease or applicable law.

10.08 Waiver of Redemption Rights.
Tenant for itself and on behalf of any and all persons claiming through or under it, including creditors of all kinds, does hereby waive and surrender all right and privilege which they or any of them might have under or by reason of any present or future law, to redeem the Premises or to have a continuance of this Lease for its remaining term after having been dispossessed or ejected from the Premises by process of law or under the terms of this Lease or after the termination of this Lease as herein provided.

SECTION 11. GENERAL PROVISIONS

11.01 Waiver.
No provisions of this Lease shall be deemed to have been waived by Landlord unless such waiver is in writing and is signed by Landlord. Landlord's waiver of a breach of any term or condition of this Lease shall not prevent a subsequent act, which would have originally constituted a breach, from having the effect of any original breach. Landlord's receipt of rent with knowledge of a breach by Tenant of any term or condition of this Lease shall not prevent a subsequent act, which would have originally constituted a breach, from having the effect of any original breach. Landlord's receipt of rent with knowledge of a breach by Tenant of any term or condition of this Lease shall not be deemed a waiver of such breach.

Landlord's failure to enforce against Tenant or any other Tenant of the Building any of the rules or regulations made by Landlord shall not be deemed a waiver of such rules or regulations. No act or thing done by Landlord, its agents or employees during this Lease Term shall be deemed an acceptance of a surrender of the Premises and no agreement to accept a surrender of the Premises shall be valid unless it is in writing and is signed by Landlord. The delivery of keys to any of Landlord's agents or employees shall not serve to terminate this Lease or surrender the Premises. No payment by Tenant or receipt by Landlord, of a lesser amount than the rent due shall be deemed to be other than on account of the earliest stipulated rent, nor shall any endorsement or statement on any check or any letter accompanying a payment as rent be deemed an accord and satisfaction. Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such rent or pursue any other remedy available to Landlord.

11.02 Holding Over.
If Tenant shall fail to vacate the Premises upon expiration or sooner termination of this Lease, Tenant shall be a month-to-month Tenant and subject to all laws of the [state or province] in which the Building is situated applicable to such tenancy. The rent to be paid Landlord by Tenant during such continued occupancy shall be one hundred fifty percent (150%) of the base rent being paid by Tenant as of the date of expiration or sooner termination.

11.03 Removal Of Property.
If Tenant shall fail to remove any of its property of any nature from the Premises or Building at the termination of this Lease or when Landlord has the right of re-entry, and if Landlord fails to elect to pursue any remedies available to Landlord as provided in this Lease relative to removal or disposition of Tenant's property remaining in the Premises or Building, Landlord may, at its option, immediately remove and store said property without liability for loss or damage, such storage to be for the account and at the expense of Tenant. In the event that Tenant shall not pay the cost of storing any such property after it has been stored for a period of thirty (30) days or more, Landlord may at its option sell, or permit to be sold, any or all such property at public or private sale, in such manner and at such times and places as Landlord, in its sole discretion, may deem proper, without notice to Tenant. The proceeds of such sale may be applied (i) to the cost and expense of such sale, including reasonable attorneys' fees actually incurred; (ii) to the payment of the cost for storing such property; (iii) to the payment of any other money, which may then be or thereafter become due Landlord from Tenant under any of the terms of this Lease; and (iv) the balance if any to Tenant.

11.04 Notices.
All notices or other communications between the parties shall be in writing and shall be delivered by personal delivery, commercially recognized overnight courier, or prepaid United States registered or certified mail, receipt requested, addressed as set forth below. If any notice is delivered in person or by overnight courier, such notice shall be deemed duly given upon receipt. If any notice is delivered by United States registered or certified mail, return receipt requested, such notice shall be deemed duly given upon the earlier of receipt or three (3) days after deposit with the United States mail service. Landlord and Tenant may from time to time by written notice to the other designate another address for receipt of future notices. All notices and other communications shall be addressed and sent to the following addresses:

To Tenant:	To Landlord:
MicroSpectacular, Inc. 668 North 44th Street, Suite 241 Phoenix, Arizona 85008 Attn: Peter H. Jacobs, President Attn: Lynn Marzonie, Controller	COFCO Investment Company, L.L.C. 668 North 44th Street, Suite 233 Phoenix, Arizona 85008 Attn: Allen R. Bowman, President Attn: Rob Reblin, Controller

11.05 Consent Not Unreasonably Withheld.
Unless otherwise specifically provided, whenever consent approval of Landlord or Tenant is required under the terms of this Lease, such consent or approval shall not be unreasonably withheld or delayed. Tenant's sole remedy if Landlord unreasonably withholds or delays consent or approval shall be an action for specific performance and Landlord shall not be liable for damages. If either party withholds any consent or approval, such party shall on written request deliver to the other party a written statement giving the reasons therefore.

11.06 Attorneys' Fees.
If either Landlord or Tenant commences or engages in or threatens to commence or engage in any action or litigation or arbitration against the other party arising out of or in connection with the Lease, the Premises or the Building, including but not limited to any action for recovery of any payment owed by either party under the Lease, or to recover possession of the Premises, or for damages for breach of the Lease, the prevailing party shall be entitled to have and recover from the losing party reasonable attorneys' fees and other costs incurred in connection with and preparation for such action.

If Landlord becomes involved in any litigation or dispute, threatened or actual, by or against anyone not a party the Lease, but arising by reason of or related to any act or omission of Tenant or Tenant's agents, contractors, employees, licensees, directors, officers, partners, trustees, visitors, or invitees, Tenant agrees to pay Landlord's reasonable attorneys' fees and other costs incurred in connection with the litigation or dispute regardless of whether a lawsuit is actually filed.

11.07 Time Of The Essence.
In all instances where the terms and provisions of this Lease to pay any sum or to do any act at a particular time or it is understood and agreed within an indicated period require Tenant, it is understood and agreed that time is of the essence.

11.08 Arbitration.
These procedures will govern any arbitration to this lease:
a) Arbitration will be commenced by a written demand made by Landlord or Tenant upon the other. The written demand will contain a statement of the question to be arbitrated and the name and address of the arbitrator appointed by the demandant. Within ten (10) days after its receipt of the written demand, the other will give the demandant written notice of the name and address of its arbitrator. Within ten (10) days after the date of the appointment of the second arbitrator, the two arbitrators will meet. If the two arbitrators are unable to resolve the question in dispute within ten (10) days after their first meeting, they will select a third arbitrator. The third arbitrator will be designated as chairman and will immediately give Landlord and Tenant written notice of its appointment. The three arbitrators will meet within ten (10) days after the appointment of the third arbitrator. If they are unable to resolve the que3stion in dispute within ten (10) days after their first meeting, the third arbitrator will select a time, date, and place for a hearing and will give Landlord and Tenant thirty (30) days' prior written notice of it. The date for the hearing will not be more than sixty (60) days after the date of appointment of the third arbitrator. The first two arbitrators may be partial. The third arbitrator must be neutral. All of the arbitrators must have these qualifications: (Qualifications of arbitrators)
b) At the hearing, Landlord and Tenant will each be allowed to present testimony and tangible evidence and cross-examine each other's witnesses. The arbitrators may make additional rules for the conduct of the hearing or the preparation for it. The arbitrators will render their written decision to Landlord and Tenant not more than thirty (30) days after the last day of the hearing.
c) If the one of whom arbitrator is demanded fails to appoint its arbitrator within the time specified or if the two arbitrators appointed are unable to agree on an appointment of the third arbitrator within the time specified, either Landlord ort Tenant may petition a justice of the Phoenix court of the State of Arizona to appoint a third arbitrator. The petitioner will give the other five (5) days' prior written notice before filing the petition.
d) The arbitrator will be governed by the Arbitration Law of the State of Arizona, and when not in conflict with such law, by the general procedures in the Commercial Arbitration Rules of the American Arbitration Association.
e) The arbitrators will not have power to add to modify, detract from, or alter in any way the provisions of this lease or any amendments or supplements to this lease. The written decision of at least two arbitrators will be conclusive and binding upon landlord and tenant. No arbitrator is authorized to make an award of punitive or exemplary damages.
f) Landlord and Tenant will each pay for the services of its appointees, attorneys, and witnesses, plus one-half (1/2) of all other proper costs relating to the arbitration.
g) The decision of the arbitrators will be final and non-appealed, and may be enforced according to the laws of the State of Arizona.

11.09 Designated Parties.
Landlord may act in any matter provided for herein by its property manager or any other person who shall from time to time be designated by Landlord by notice to Tenant. Tenant may designate in writing a person to act on its behalf in any matter provided for herein and may by written notice change such designation. In the absence of such designation, the person or persons executing this Lease for shall be deemed to be authorized to act on behalf of Tenant in any matter provided for herein.

11.10 Successors.
All covenants, agreements, terms, and conditions in this Lease shall apply to and be binding upon Landlord and Tenant and their respective heirs, executors, administrators, successors, and permitted assignees.

10.11 Joint And Several Liability.
If there is more than one Tenant, the obligations imposed by this Lease upon Tenant shall be joint and several. If there is a guarantor of Tenant's obligations, the obligation imposed on Tenant shall be joint and several obligations of Tenant and such Guarantor. Landlord need not first proceed against the Tenant before proceeding against such Guarantor. The Guarantor shall not be released from its guaranty for any reason whatsoever including amendments to the Lease, waivers of default of Tenant, failure to give the Guarantor any notices to be given Tenant, or release of any party liable for payment of Tenant's obligations under this Lease.

11.12 Merger.
The voluntary or other surrender of this Lease by Tenant the cancellation of this Lease by mutual agreement of Landlord and Tenant shall not work a merger and shall, at Landlord's option, terminate all or any subleases or subtenancies. Landlord's option shall be exercised by notice to Tenant and all known tenants under any sublease or subtenancy.

11.13 Relationship Of Parties.
Nothing contained in this Lease shall create any of Landlord and Tenant. It is acknowledged and agreed that Landlord does not in any way or for any purpose become a partner of Tenant in the conduct of Tenant's business or a joint venturer or a member of a joint or common enterprise with Tenant.

11.14 Entire Agreement -- Captions.
Tenant acknowledges and agrees that it has not relied upon any statement, representation, agreement or warranty except such as may be expressly set forth in this Lease. It is agreed by Landlord and Tenant that no amendment or modification of this Lease shall be valid or binding unless executed in writing by Landlord and Tenant. No provision of this Lease shall be altered, waived, amended, or extended except in writing executed by Landlord and Tenant. The Section headings contained in this Lease are for convenience only and shall in no way enlarge or limit the scope or meaning of the provisions of this Lease.

11.15 Severability.
If any clause or provision of this Lease is held to be illegal, invalid or unenforceable under present or future law effective during the term of this Lease, the remainder of this Lease shall not be affected thereby. In lieu of such clause or provision being held to be illegal, invalid, or unenforceable, there shall be added, as a part of this Lease, a clause or provision as similar in terms as possible that shall be legal, valid, and enforceable.

11.16 Gender.
Words of any gender used in this Lease shall be held and construed to include any other gender. Words in the singular number shall be held to include the plural unless the context otherwise requires.

11.17 Building Name.
 Landlord reserves the right at any time and from time to time to change the name by which the Building is designated.

11.18 Brokerage Commissions.
Tenant and Landlord each represents and warrants that it has dealt with no broker, agent, or finder on account of this Lease, other than the following brokers, Insignia/ESG (the "Broker"). Landlord and Tenant each agrees to defend, indemnify, and hold harmless the other from and against any and all claims, damages and costs, including attorneys' fees, in connection with any claim for brokerage, finder's or similar fees, or compensation related to this Lease other than from the Broker, which may be made or alleged as a result of acts or omissions of that party.

11.19 Corporate Authority.
If Tenant is a corporation, Tenant warrants that it has legal authority to operate and is authorized to do business in the state (province) in which the Premises are situated. Tenant also warrants that the person or persons executing this Lease on behalf of Tenant has authority to do so and fully obligate Tenant to all terms and provisions of this Lease. Tenant shall, upon request from Landlord, furnish Landlord with a certified copy of resolutions of the Board of Directors authorizing this Lease and granting authority to execute it to the person or persons who have executed it on Tenant's behalf.

11.20 Governing Law.
This Lease shall be governed by, construed and enforced in accordance with the laws of Arizona.

11.21 Force Majeure.
Landlord shall not be required to perform any term, condition or covenant in this Lease so long as such performance is delayed or prevented by acts of God, strikes, lockouts, material or labor restrictions by any governmental authority, civil riot, floods, or any other cause not reasonable within the control of Landlord, and which, by the exercise of due diligence, Landlord is unable, wholly or in part, to prevent or overcome, as long as Landlord diligently proceeds to correct such situation.

11.22 Recordation.
Tenant shall not record this Lease without the prior written consent of the Landlord. Either party shall upon request of the other party execute and acknowledge a "short form" memorandum of this Lease for recording purposes. The cost of preparation and recording the memorandum shall be borne by the party requesting execution of the memorandum.

SECTION 12. EXHIBITS

12.01 Exhibits.
 The contents and provisions set out in any Exhibits attached hereto are incorporated herein by reference and made a part hereof. If any provisions or provisions set out in said Exhibits are in conflict with any other provisions of this Lease, the provisions set forth in said Exhibit shall be controlling.

TENANT MicroSpectacular, Inc.	LANDLORD COFCO Investment Company, L.L.C.
\s \Peter H. Jacobs By: Peter H. Jacobs Its President 05/16/00	\s\Robert Reblz By: Robert Reblz Its Controller 05/16/2000

EXHIBIT "A"
FLOOR PLAN


EXHIBIT "B"

BUILDING RULES AND REGULATIONS

1. Tenant shall not obstruct or interfere with the rights of other tenants of the Building, or of persons having business in the Building, or in any way injure or annoy such Tenants or persons.

2. Tenant shall not use the Building for lodging, sleeping, cooking or for any immoral or illegal purpose or for any purpose that will damage the Building or the reputation thereof or for any purposes other than those specified in the Lease.

3. Canvassing, soliciting and peddling in the Building are prohibited and Tenant shall cooperate to prevent such activities.

4. Tenant shall not bring or keep within the Building any animal, bicycle, or motorcycle.

5. Tenant shall not conduct mechanical or manufacturing operations, cook or prepare food, or place or use any flammable, combustible, explosive or hazardous fluid, chemical device, substance or material in or about the Building without the prior written consent of Landlord. Tenant shall comply with all rules, orders, regulations, and requirements of the applicable Fire Rating Bureau, or any other similar body, and Tenant shall not commit any act or permit any object to be brought or kept in the Building that shall increase the rate of fire or casualty insurance on the Building or on property located therein.

6. Tenant shall not use the Building for manufacturing or for the storage of goods, wares, or merchandise, except as such storage may be incidental to the use of the Premises for general office purposes and except in such portions of the Premises as may be specifically designated by Landlord for such storage. Tenant shall not occupy the Building or permit any portion of the Building to be occupied for the manufacture or direct sale of liquor, narcotics or tobacco in any form. Also, unless the terms of Tenant's Lease specifically permit otherwise, the Building shall not be used as a medical office, barber shop, manicure shop, music, or dance studio, or employment agency. Tenant shall not conduct in or about the Building any auction, public or private, without the prior written approval of Landlord.

7. Tenant shall not install for use in the Building any air conditioning unit, engine, boiler, generator, machinery, heating unit, stove, water cooler, ventilator, radiator, or any other similar apparatus without the prior written consent of Landlord and then only as Landlord may direct.

8. Tenant shall not use in the Building any machines other than standard office machines such as typewriters, calculators, copy machines, personal computers, and similar machines, without the prior written approvals of Landlord. All office equipment and any other device of any, electrical, or mechanical nature shall be placed by tenant in the Premises in settings approved by Landlord so as to absorb or prevent any vibration, noise, or annoyance. Tenant shall not cause improper noises, vibrations, or odors within the Building.

9. Tenant shall move all fright, supplies, furniture, fixtures, and other personal property into, within and out of the Building only at such times and through such entrances as may be designated by Landlord, and such movement of such items shall be under the supervision of Landlord. Landlord reserves the right to inspect all such freight, supplies, furniture, fixtures, and other personal property to be brought into the Building and to exclude from the Building all such objects which violate any of these rules and regulations or the provisions of the Lease. Tenant shall not move or install such objects in or about the Building in such a fashion as to unreasonably obstruct the activities of other tenants. All such moving shall be at the sole expense, risk, and responsibility of Tenant. Tenant shall not use in the delivery, receipt, or other movement of freight, supplies, furniture, fixtures, and other personal property to, from or within the Building, any hand trucks other than those equipped with rubber tires and side guards.

10. Tenant shall not place within the Building any safes, copy machines, computer equipment, or other objects of unusual size or weight, nor shall Tenant place within the Building any objects that exceed the floor weight specifications of the Building without the prior written consent of Landlord. Landlord shall prescribe the placement and positioning of all such objects within the Building and such objects shall in all cases be placed upon plates or Landlord shall prescribe footings of such size as.

11. Tenant shall not deposit any trash, refuse, cigarettes, or other substances of any kind within or out of the Building, except in the refuse containers provided therefore. Tenant shall not introduce into the Building any substance which might add an undue burden to the cleaning or maintenance of the Premises or the Building. Tenant shall exercise its best efforts to keep the sidewalks, entrances, passages, courts, lobby areas, garages, or parking areas, elevators, escalators, stairways, vestibules, public corridors, and halls in and about the Building (hereinafter "Common Areas") clean and free from rubbish.

12. Tenant shall use the Common Areas only as a means of ingress and egress and Tenant shall permit no loitering by any persons upon Common Areas or elsewhere within the Building. The Common Areas and roof of the Building are not for the use of the general public, and Landlord shall in all cases retain the right to control or prevent access thereto by all persons whose presence, in the judgment of Landlord, shall be prejudicial to the safety, character, reputation, or interests of the Building and its tenants. Tenant shall not enter the mechanical rooms, air conditioning rooms, electrical closets, janitorial closets, or similar areas or go upon the roof of the Building without the prior written consent of Landlord.

13. Tenant shall not use the washrooms, restrooms, and plumbing fixtures of the Building, and appurtenances thereto, for any other purposes than the purposes for which they were constructed, and Tenant shall not deposit any sweepings, rubbish, rags or other improper substances therein. Tenant shall not waste water by interfering or tampering with faucets or otherwise. If Tenant or Tenants servants, employees, agents, contractors, jobbers, licenses, invitees' guests, or visitors cause any damage to such washrooms, restrooms, plumbing fixtures, or appurtenances, such damage shall be repaired at tenants expense and Landlord shall not be responsible therefore.

14. Tenant shall not mark, paint, drill into, cut, string wires within, or in any way deface any part of the Building, without the prior written consent of Landlord and as Landlord may direct. Upon removal of any wall decorations or installations of floor coverings by Tenant, tenant at tenant's sole cost and expense shall repair any damage to the walls or floors. Without limitation upon any of the provisions of the Lease, Tenant shall refer all contract representatives, installation technicians, janitorial workers and other mechanics, artisans, and laborers rendering any service in connection with the repair, maintenance, or improvement of the Premises to Landlord for Landlord's supervision, approval, and control before performance of any such service. This paragraph 14 shall apply to all work performed in the Building, including without limitation installation of telephones, computers, electrical, and electronic devises of any kind and attachments and installations of any nature affecting floors, walls, woodwork, trim, windows, ceilings, equipment, or any other portion of the Building. Plans and specifications for such work prepared at Tenants sole expense, shall be submitted to Landlord and shall be subject to Landlords prior written approval in each instance before the commencement of work. Tenant shall construct all installations, alterations, and additions in a good and professional manner and only good grades of materials shall be used in connection therewith. The means by which telephone, computer and similar wires are to be introduced to the Premises and the location of telephones, call boxes, and other office equipment affixed to the Premises shall be subject to the prior written approval of Landlord. Tenant shall not lay linoleum or similar floor coverings so that the same shall come into direct contact with the floor of the Premises. If linoleum or other similar floor covering is to be used, an interlining of builders deadening felt shall be first affixed to the floor, by a paste or other material soluble in water. The use of cement or other similar adhesive material is expressly prohibited.

15. Landlord shall have the right to prohibit any publicity, advertising, or use of the name of the Building by tenant, which in Landlord's opinion tends to impair the reputation of the Building or its desirability as a building for offices. Upon written notice from Landlord, Tenant shall refrain from or discontinue any such publicity, advertising, or use of the Building Name.

16. The sashes, sash doors, skylights, windows, and doors that reflect or admit light or air into the Common Areas shall not be covered or obstructed by Tenant through placement of objects upon windowsills or otherwise. Tenant shall cooperate with Landlord in obtaining maximum effectiveness of the cooling system of the Building by closing drapes and other window coverings when the sun's rays fall upon windows of the Premises. Tenant shall not obstruct, alter, or in any way impair the efficient operation of Landlord's heating, ventilating, air conditioning, electrical, fire, safety, or lighting systems, nor shall Tenant tamper with or change the setting of any thermostat or temperature control valves in the Building.

17. Subject to applicable fire or other safety regulations, all doors opining onto Common Areas and all doors upon the perimeter of the Premises shall be kept closed and locked during non-business hours, except when in use for ingress or egress. If Tenant uses the Premises after regular business hours or on non-business days, Tenant shall lock any entrance doors to the Building or to the Premises used by tenant immediately after using such doors.

18. Employees of Landlord shall not be requested by Tenant to receive or carry messages for or to tenant or any other person, nor contract with nor render free or paid services to tenant or Tenants servants, employees, contractors, jobbers, agents, invitees, licensees, guests, or visitors. In the event that any of Landlords employees perform any such services, such employees shall be deemed to be agents of Tenant regardless of whether or how payment is arranged for such services. Tenant herby indemnifies and holds Landlord harmless from any and all liability in connection with any such services and any associated injury or damage to property or injury or death to persons resulting there from.

19. All Keys to the exterior doors of the Premises shall be obtained by tenant from Landlord, and Tenant shall pay to Landlord a reasonable deposit determined by Landlord from time to time for such keys. Tenant shall not make duplicate copies of such keys. Tenant shall not install additional locks or bolts of any kind upon any of the doors or windows of or within the Building nor shall Tenant make any changes in existing locks or mechanism thereof. Tenant shall upon the termination of its tenancy provide Landlord with the combinations to all combination locks on safes, safe cabinets, and other key-controlled mechanisms therein, whether or not Landlord furnished such keys to tenant. In the event of the loss of any key furnished to tenant by Landlord, tenant shall pay to Landlord the cost of replacing the same or of changing the lock or locks opened by such lost key if Landlord shall be deemed it necessary to make such a change.

20. Landlord shall in no case be liable for damages for the admission or exclusion of any person from the Building. In case of invasion, mob, riot, public excitement, or other commotion, Landlord reserves the right to prevent access to the Building for the safety of Tenants and protection of property in the Building.

21. For purposes hereof, the terms "Landlord", "Tenant", "Building", and "Premises" are defined in the Lease to which these Rules and Regulations are attached. Wherever Tenant is obligated under these Rules and Regulations to do or refrain from doing an act or thing, such obligation shall include the exercise by tenant of its best efforts to secure compliance with such obligation by the servants, employees, contractors, jobbers, agents, invitees, licensees, guests, and visitors of Tenant. The term "Building" shall include the Premises, and any obligations of Tenant hereunder with regard to the Building shall apply with equal force to the Premises and to other parts of the Building.

MicroSpectacular, Inc. COFCO Investment Company, L.L.C.
TENANT MicroSpectacular, Inc.	LANDLORD COFCO Investment Company, L.L.C.
:___\s\__Peter H. Jacobs________ By: Peter H. Jacobs Its President 05/16/00	:___\s\__Robert Reblz______ By: Robert Reblz Its Controller 05/16/2000

Exhibit 10.05
Consulting Agreement between Mr. Stephen H. Burg and the Company

SB CORPORATE CONSULTING
3257 Winged Foot Drive
Fairfield, CA 94533

MEMORANDUUM

TO: Michael Paloma
Peter Jacobs
FROM: Stephen F. Burg
RE: Desert Winds Corporate Status
DATE: March 17, 2000

ASSIGNMENT:

To review all material pursuant to corporate matters. Ascertain situation and develop, implement and supervise and facilitate a plan to bring the Company to a stage of preparedness, including retaining auditors and counsel for acceptance by the SEC and to file a Form 10 in full compliance as preparation for acceptance onto a major stock exchange.

To make certain Mr. Paloma, as well as all other officers and directors, are financially and legally protected pursuant to any and all situations arising from corporate matters in the best possible manner. To facilitate the creation of an ISOP for the benefit of Mr. Paloma and Mr. Jacobs within the appropriate envelop, and to create an ESOP for company employees who remain faithful to the company.

Program to be designed to allow Chairman Paloma to concentrate and focus his talents on the entertainment portion of the business (which is the company profit center at this time) and to allow President Jacobs the opportunity put in place long term policies for continuing successful operations and growth of the public company.

TIMELINE:

This should be approached on a month to month basis, with defined goals and timelines. An outline is presented below with an initial assessment of the projects necessary to be accomplished as quickly as possible. These are placed in order of highest priority to those issues which have the highest level of legal exposure to the Officers Directors and/or major shareholders (investors).

A continuing relationship is available on a month-to-month basis at the direction of President Jacobs. Mr. Burg, of SB Corporate Consulting, Inc. shall openly consider any corporate positions Mr. Jacobs wishes him to accept, and indicates a willingness on behalf of SB Corporate Consulting to review and discuss all possibilities as the new corporate structure evolves.

PROJECTS AND ISSUES:

Phase 1. March 16 to April 30

This timeline represents the companies determination of the most urgent matters which must be dealt with to get the Company back to a steady "legal status" with the SEC, DTC and NASD. It is also essential that programs be developed at this stage which will best "protect" the involved parties from any unwanted findings by legal authority.

1. Find new transfer agent and get all records from Holladay Transfer to New Agent.
2. Address the "Skip" Moseley situation: Find location of two, 100,000 share certificates and either replace them or get them immediately cleared by transfer agent.
3. Address and solve the problems with the balance of the outstanding shares being held by Holladay Transfer to either get them cleared or reissued. Approximately 6 certificates.
4. Review and clean up all outstanding shares so that the books and records of the Company reflect properly issued shares.
5. Conduct shareholder interviews where necessary to make sure all shareholders are comfortable with the company and that the process is in place for the future.
6. Reconcile all press releases that are public with actual circumstances and current situations within the Corporate Structure. If there are items outside the corporate structure, properly deal with those as well.
7. Identify bookkeeping and audit circumstances to date. Recover all books and records, accounting documents, etc. from RTT Transfer in Vacaville, CA. Review financial information pursuant to creation of an accurate, unaudited financial statement.

Phase II. May 1 to May 31, 2000

1. Complete gathering of all necessary Form 10 information.
2. Start writing the M & A information to be reviewed by management and included in the Form 10 filing.
3. Complete unaudited financial statements
4. Retain and supervise SEC qualified Audit
5. Continue to review and develop proper corporate structure for legal protection, and to create appropriate tools for the financial benefit of the "insiders".

Phase III. June 1 to June 30, 2000

1. Continue to develop Form 10 information and deliver Documents for processing, completion and filing with the SEC.
2. Retain qualified SEC Counsel.
3. Continue preparation of the SEC qualified audit process and prepare for the delivery of completed audits to SEC Counsel.
4. Develop ISOP, ESOP and other programs for the benefit of the corporate growth and as a tool to attract highly qualified employees.

Phase IV. July 1 to the Point of a Form SB-2 or similar registration filing

1. Finalize all documentation required for the filing of a Form SB-2
2. Complete name change and identity change from Desert Winds to another identity, including new cusip number, new name, new stock certificates, etc.
3. Keep existing shareholder base intact.
4. Review, identify and acquire new office space.
5. Complete registration statement and filing under a form SB-2 after the company as become effective as a full reporting company.

COSTS:

No long term agreement is proposed under this memorandum.
Initial cost to be $2,000 per week. A bonus of $30,000 shall be paid when, in the sole judgment of the Company, the reorganization and restructure of the Company has been completed. SB Corporate Consulting will be reimbursed for all reasonable expenses. Travel to and from Sacramento will be provided as required, as well as hotel and food accommodations when traveling.

Agreed to this 17th day of March, 2000

FOR DESERT WINDS ENTERTAINMENT BY:____\s\___Peter H. Jacobs_________ Peter H. Jacobs, President	FOR SB CORPORATE CONSULTING BY:___\s\___Stephen F. Burg_________ Stephen F. Burg, President


Exhibit 10.06
Assignment and Assumption Agreement

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Agreement") is made and entered into this 14th day of June, 2000, by and among DESERT WINDS ENTERTAINMENT CORPORATION, a Nevada corporation ("Assignor"), DESERT ENTERTAINMENT, INC., an Arizona corporation ("Assignee"), and MICHAEL PALOMA ("Guarantor").

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants and promises of the parties provided for in this Agreement, the parties hereto agree as follows:

1. Assignment: Assignor hereby irrevocably sells, transfers and assigns to Assignee all of Assignor's right, title and interest to all assets set forth on Exhibit "A" attached hereto and incorporated herein (the "Assets").

2. Assumption and Indemnification: Assignee hereby accepts from Assignor all of Assignor's right, title and interest in and to the Assets. Assignee and Guarantor further agree to assume responsibility for any and all liabilities and obligations of Assignor arising out of any actions or inactions of Assignor and Guarantor on or before the date hereof, whether contingent, non-contingent, liquidated, unliquidated, written, oral or otherwise. Assignee and Guarantor hereby agree to indemnify, defend and hold Assignor harmless for, from and against any and all loss, expense or liability and from all claims of liability of any kind whatsoever, including reasonable attorney's fees and costs, arising out of any liability or obligation assumed by Assignee and Guarantor under this Agreement.

3. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona.

4. Additional Actions and Instruments: The parties hereto will, from time to time upon written request, take such actions and execute and deliver such instruments reasonably necessary to effect the intent of this Agreement.

5. Counterparts: This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, and all of which, together, shall constitute one and the same document.

6. Binding Effect: This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above-written.

ASSIGNOR: DESERT WINDS ENTERTAINMENT CORPORATION, a Nevada corporation By: _____\s\_Peter Jacobs_________ Peter Jacobs, its President
ASSIGNEE DESERT ENTERTAINMENT, INC., an Arizona corporation By:____\s\__Michael Paloma____________ Michael Paloma, its President
GUARANTOR: _____\s\____Michael Paloma___________ Michael Paloma


Exhibit 11.01
Statement re: computation per share earnings

Shares o/s June 30, 1999

9,068,584

Shares Issued

July

9,068,584

August

9,068,584

September

9,068,584

October

9,068,584

November

9,068,584

December

1,367,150

10,435,734

2000

January

2,481,376

12,917,110

February

3,579,341

16,496,451

March

4,735,000

21,231,451

April

-

21,231,451

May

9,286,670

30,518,121

June

1,955,330

32,473,451

23,404,867

32,473,451

Weighted Average Shares O/S

15,887,224

Earnings per share calculation: EPA was calculated by dividing into the loss during the development stage of ($168,423) by the weighted average number of shares above of 15,887,224. The result was ($0.001) per share.

Exhibit 21.01

MicroSpectacular, Inc., an Arizona corporation, is a wholly owned subsidiary of the Company and the only subsidiary that the Company owns.

Exhibit 27.01

Financial Data Schedule

Fiscal Year-End

6-30

Period-End

6-30

Cash

115,310

Securities

-

Receivables

-

Allowances

-

Inventory

-

Current-Assets

124,809

PP&E

25,787

Depreciation

(2,579)

Total-Assets

205,536

Current-Liabilities

309,959

Bonds

-

Preferred-Mandatory

-

Preferred

-

Common

32,473

Other-SE

(136,896)

Total-Liability-and-Equity

205,536

Sales

-

Total-Revenues

-

CGS

-

Total-Costs

-

Other-Expenses

168,235

Loss-Provision

-

Interest-Expense

188

Income-Pretax

(168,423)

Income-Tax

-

Income-Continuing

(168,423)

Discontinued

-

Extraordinary

-

Changes

-

Net-Income

(168,423)

EPS-Primary

(0.01)

EPS-Diluted

(0.01)
